                                              Filed Pursuant To Rule 424(b)(1)
                                              Registration No. 333-38783
PROSPECTUS
                               [GRAPHIC OMITTED]

                       1,250,000 Shares of Common Stock

     PMCC Financial Corp. (the "Company") hereby offers (the "Offering") 1,250,000 shares (the "Shares") of its common stock, par value $.01 per share (the "Common Stock").

     An aggregate of $1.0 million of the net proceeds of this Offering will be paid to satisfy approximate tax liabilities associated with S Corporation earnings to the Existing Stockholders (as defined herein). The Existing Stockholders are affiliates of the Company. See "Reorganization and Termination of S Corporation Status," "Use of Proceeds" and "Certain Transactions."

     Prior to this Offering, there has been no public market for the Common Stock and there can be no assurance that such a market will develop, or if developed, that it will be sustained. The Common Stock will be listed on the American Stock Exchange ("AMEX") upon official notice of issuance under the symbol "PFC." See "Underwriting" for the factors considered in determining the initial public offering price of the Shares.

     Investors purchasing the Shares will incur immediate and substantial dilution of $6.03 per share in net tangible book value based on an initial offering price of $9.00 per share. See "Dilution."

  The Common Stock offered hereby involves a high degree of risk. See "Risk Factors" commencing on page 7.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
     PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED THE
   MERITS OF THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.
==============================================================================
                                          Underwriting
                                          Discounts and     Proceeds to
                      Price to Public    Commissions(1)    Company(2)(3)
--------------------------------------------------------------------------------
Per Share .........     $      9.00         $   0.72       $      8.28
--------------------------------------------------------------------------------
Total (3) .........     $11,250,000         $900,000       $10,350,000
==============================================================================
(1) Does not include additional consideration to be received by Coleman and Company Securities, Inc. and ISG Capital Markets, LLC as the representatives (the "Representatives") of the several underwriters (the "Underwriters"), including (i) a non-accountable expense allowance, (ii) warrants to purchase an aggregate of 125,000 shares of Common Stock (the "Representatives' Warrants") and (iii) a two year financial advisory agreement. In addition, the Company has agreed to indemnify the Underwriters against certain civil liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."

(2) Before deducting expenses payable by the Company, estimated to be $887,500 ($938,125 if the Underwriters' Over-Allotment Option is exercised in full). See "Underwriting."

(3) The Company has granted to the Underwriters an option, exercisable within 45 days after the date of this Prospectus, to purchase up to an additional 187,500 shares of Common Stock on the same terms and conditions as set forth above solely to cover over-allotments, if any. If the Underwriters' over-allotment option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, and Proceeds to the Company will be $12,937,500, $1,035,000 and $11,902,500, respectively. See
    "Underwriting."

     The Shares are being offered by the several Underwriters, subject to prior sale, when, as, and if delivered to, and accepted by, them, and subject to their right to reject orders in whole or in part and to certain other conditions. It is expected that delivery of certificates representing the Shares will be made at the offices of Coleman and Company Securities, Inc. in New York, New York, on or about February 23, 1998.

COLEMAN AND COMPANY                                    ISG CAPITAL MARKETS, LLC
  SECURITIES, INC.
                               February 17, 1998

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE MARKET PRICE OF THE COMMON STOCK, INCLUDING PURCHASES OF THE COMMON STOCK TO STABILIZE ITS MARKET PRICE, PURCHASES OF THE COMMON STOCK TO COVER SOME OR ALL OF A SHORT POSITION THEREIN MAINTAIN BY THE UNDERWRITERS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

     The Company intends to furnish to its stockholders annual reports, which will include financial statements audited by independent accountants, and such other periodic reports as it may determine to furnish or as may be required by law, including Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

                              PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by reference to, and should be read in conjunction with, the more detailed information and Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus. Unless otherwise indicated herein, the information in this Prospectus does not give effect to (i) the Representatives' Warrants or the exercise thereof; (ii) the Underwriters' over-allotment option or the exercise thereof; (iii) up to 375,000 shares of Common Stock reserved for issuance upon the exercise of options which may be granted pursuant to the Company's 1997 Stock Option Plan (the "1997 Plan"), none of which have been granted to date; and (iv) 375,000 shares of Common Stock reserved for issuance upon the exercise of options granted under the Company's Premier Option Plan (the "Premier Plan"). Except as otherwise indicated, the information herein reflects the consummation of the Exchange (as hereinafter defined). As used herein, the term "year" or "fiscal year" refers to the Company's fiscal year ending December 31. As used herein, the term "Company" refers to PMCC Financial Corp., a Delaware corporation, its wholly-owned subsidiary, Premier Mortgage Corp., a New Jersey corporation ("Premier"), the subsidiaries of Premier and the predecessors of the foregoing.

     This Prospectus contains certain forward-looking statements that involve certain risks and uncertainties. The Company's actual results could differ materially from those anticipated in such forward-looking statements as a result of certain factors, including those set forth in "Risk Factors."

                                  The Company

     PMCC Financial Corp. is a specialty consumer financial services company providing a broad array of residential mortgage products to customers ranging from prime credit borrowers seeking "conventional" or FHA/VA loans, to persons who cannot so qualify, i.e., so-called "B," "C" and "D" or "sub-prime" credit borrowers, seeking "non-conventional" loans. Since mid-1996, the Company has expanded and diversified its mortgage banking activities by opening a fully-staffed wholesale division, significantly increasing its "B," "C" and "D" mortgage originations and establishing a program to provide short-term funding to independent real estate agencies for one-to-four family residential rehabilitated properties.

     The Company's primary mortgage banking business objectives are to continue to offer a full range of mortgage products to all types of borrowers and to generate positive cash flow by selling substantially all originated loans for cash to institutional investors, usually without recourse, within a short period after such loans are originated, thereby reducing exposure to interest rate and credit risks. For the year ended December 31, 1996 and for the nine months ended September 30, 1997, the Company has had less than $50,000 of credit losses in each period from its mortgage banking activities.

     The Company has experienced significant growth in its mortgage banking activities in recent years, originating $47 million in mortgage loans in 1994, $71 million in mortgage loans in 1995, $133 million in mortgage loans in 1996 and $208 million in mortgage loans in the nine months ended September 30, 1997. For the nine months ended September 30, 1997, sub-prime loans originated by the Company accounted for 16% of its total mortgage originations. For its fiscal years ended December 31, 1995 and 1996 and for the nine months ended September 30, 1997, the Company had revenues from its mortgage banking activities of $3.4 million, $6.8 million and $10.1 million, respectively. There can be no assurance that the Company's historical rate of growth from its mortgage banking activities will continue in future periods.

     The Company originates residential first mortgages in New York and New Jersey by a staff of 31 experienced retail loan officers (as of September 30, 1997) who obtain customers through referrals from local real estate agents, builders, accountants, financial planners and attorneys, as well as from direct customer contact via advertising, direct mail and promotional materials. The Company's wholesale division originates mortgage loans through independent mortgage bankers and brokers, who submit applications to the Company on behalf of a borrower. For the nine months ended September 30, 1997, approximately 67% of the Company's mortgage originations were derived from its retail mortgage operations and approximately 33% from its wholesale operations.

     The Company's revenues from mortgage banking activities are primarily generated from the premiums it receives on the sale of mortgage loans it originates, and from interest earned during the period the Company holds mortgage loans for sale. The Company's mortgage loans, together with servicing rights to these mortgages, are sold usually on a non-recourse basis to institutional investors, in each case within approximately seven to 30 days of the date of origination of the mortgage. In general, when the Company establishes an interest rate at the origination of a mortgage loan, it attempts to contemporaneously lock in an interest yield to the institutional investor purchasing that loan from the Company. By selling these mortgage loans shortly after origination, the Company limits its exposure to interest rate fluctuations and credit risks. Furthermore, by selling its mortgage loans on a "servicing-released" basis, the Company avoids the administrative and collection expenses of managing and servicing a loan portfolio and it avoids a risk of loss of anticipated future servicing revenue due to mortgage prepayments in a declining interest rate environment.

     The Company also generates income by charging fees for short-term funding to independent real estate agencies for the purchase, rehabilitation and resale of vacant one-to-four family residences in New York City and Long Island, New York. The Company provides this funding to several independent real estate agencies who specialize in the rehabilitation and marketing of these properties. As security for providing the independent real estate agencies with the funding to accomplish the purchase, rehabilitation and resale of the property, title to the properties is held by the Company. The Company's income from this activity is limited to the fees and interest charged in connection with providing the funding and is not related to any gain or loss on the sale of the property. Because the Company holds the title to these properties, for financial reporting purposes the Company records as revenue the gross sales price of these properties when the properties are sold to the ultimate purchasers and it records cost of sales equal to the difference between such gross sales price and the amount of its contracted income pursuant to its contracts with the independent real estate agents. From the commencement of this activity on September 1, 1996 through December 31, 1996, the Company completed 35 transactions and recorded revenues of $5.1 million and cost of sales of $4.8 million. During the nine months ended September 30, 1997, the Company completed 118 such transactions and at September 30, 1997, the Company had 140 properties in various stages of rehabilitation and awaiting resale. The Company's revenues and costs of sales from this activity for the nine months ended September 30, 1997 were $17.5 million and $16.5 million, respectively. Although the Company expects to continue this activity in its markets, there can be no assurance that the Company's historical rate of growth of this activity will continue in future periods. (See "Risk Factors -- Potential Losses Incurred From the Funding of the Purchase, Rehabilitation and Resale of Residential Real Estate"; and "Possible Fluctuations in Quarterly Performance").

     The growth of the Company's mortgage lending to "B," "C" and "D" credit borrowers reflects the establishment, in April 1997, of the Company's sub-prime lending division with experienced personnel, increased customer demand for sub-prime mortgage products and the availability of capital to the Company for these mortgage banking products. In most cases, "B," "C" and "D" credit borrowers have substantial equity in their residences, and, while some of these sub-prime customers have impaired credit, such customers also include individuals who seek an expedited mortgage process and persons who are self-employed or, due to other circumstances, have difficulty verifying their income. The Company believes that the demand for loans by "B," "C" and "D" credit customers is less dependent on general levels of interest rates or home sales and therefore less cyclical than conventional mortgage lending. The Company's sub-prime mortgage lending activity is subject to certain risks, including risks related to the significant growth in the number of sub-prime lenders in recent years, risks related to certain potential competition (see "Risk Factors -- Competition"), and risks related to credit impaired borrowers (see "Risk Factors -- Mortgage Lending to Sub-Prime Borrowers").

     The Company's growth strategy includes the following elements which are subject to risk factors, as set forth in "Risk Factors," beginning on page 7:
   o increase the Company's "B," "C" and "D" mortgage originations through recruitment of experienced salespersons and acquisition of mortgage brokers or mortgage banks in the Northeast that specialize in mortgage products for this target market;

   o increase the Company's wholesale mortgage origination business in New York and expand into other states;

   o expand the Company's retail mortgage origination business into Connecticut, Pennsylvania, Florida and Maryland;

   o expand the Company's residential, rehabilitation, activities in conjunction with independent real estate agencies outside of New York City and Long Island, New York; and

   o recruit additional key personnel.


              Reorganization & Termination of S Corporation Status

     Premier was incorporated in New Jersey in 1989. From 1992 through the date of this Prospectus, Premier was treated as an S corporation for federal and certain state corporate income tax purposes. Premier received its mortgage banking licenses in New Jersey in 1991 and in New York in 1994. The Company, which was incorporated in Delaware in October 1997, has not yet been capitalized. Prior to the commencement of this Offering, the stockholders of Premier (the "Existing Stockholders") will exchange all of their outstanding shares of Premier for an aggregate 2,500,000 shares of Common Stock (the "Exchange"). As a result of the Exchange, the Company and Premier, which will become a wholly-owned subsidiary of the Company, will be fully subject to federal and state income taxes. See "Reorganization and Termination of S Corporation Status."

     The Company's principal executive office is located at 66 Powerhouse Road, Roslyn Heights, New York 11577 and its telephone number is (516) 625-3000.

                                  Risk Factors

     Prior to making an investment decision, prospective investors should carefully consider all of the information set forth in this Prospectus, and, in particular, should evaluate the factors set forth in "Risk Factors", beginning on page 7.

                                 The Offering

Common Stock offered by the
 Company........................   1,250,000 shares

Common Stock outstanding
  prior to the Offering.........   2,500,000 shares

Common Stock to be outstanding
 after the Offering.............   3,750,000 shares

Use of Proceeds.................   Geographic expansion of mortgage banking
                                   operations in the Northeast/mid-Atlantic region and Florida; expansion of residential rehabilitation activities in conjunction with independent real estate agencies; upgrade of information systems;
                                   Subchapter S corporation distributions to pay shareholder taxes; repayment of debt;
                                   and general corporate and working capital purposes.

AMEX Symbol.....................   "PFC"

                  Summary Consolidated Financial Information
                      ($ in thousands, except share data)

                                                                 Year Ended December 31,
Statement of Operations Data:                   ---------------------------------------------------------
                                                   1992       1993       1994       1995         1996
                                                ---------  ---------  ---------  ---------  -------------
  Revenue ....................................   $1,076     $1,464     $1,187     $3,400     $    11,943
  Net income .................................      231        303         62        196           1,034
  Provision for pro forma income
    taxes (1) ................................                                                       391
  Pro forma net income .......................                                                       517
  Pro forma net income per share (2) .........                                               $      0.20
  Pro forma weighted average number of
    common shares and share equiva-
    lents outstanding ........................                                                 2,611,111
                                                      Nine Months
                                                  Ended September 30,
Statement of Operations Data:                   ------------------------
                                                   1996         1997
                                                ---------  -------------
  Revenue ....................................   $5,864     $    27,573
  Net income .................................      770           2,489
  Provision for pro forma income
    taxes (1) ................................                    1,000
  Pro forma net income .......................                    1,423
  Pro forma net income per share (2) .........              $      0.53
  Pro forma weighted average number of
    common shares and share equiva-
    lents outstanding ........................                2,694,751

                                                                                                      Nine Months Ended
                                                                  Year Ended December 31,               September 30,
Operating Data:                                             ------------------------------------   ------------------------
                                                               1994         1995         1996         1996          1997
                                                            ----------   ----------   ----------   ----------   -----------
Mortgage loans originated
  Conventional (prime credit) (3) .......................    $46,700      $51,300      $ 75,400     $54,900      $122,400
  FHA/VA ................................................         --       19,400        57,700      41,800        52,300
  Sub-Prime (B, C, D credit) (3) ........................         --           --            --          --        33,300
                                                             -------      -------      --------     -------      --------
  Total dollar amount of loans originated ...............    $46,700      $70,700      $133,100     $96,700      $208,000
                                                             =======      =======      ========     =======      ========
  Total number of loans originated ......................        273          470           890         636         1,430
  Average principal balance per loan originated .........    $   171      $   150      $    150     $   152      $    145

                                                                    At December 31,
Balance Sheet Data:                                 -----------------------------------------------
                                                     1992    1993      1994       1995       1996
                                                    ------  ------  ---------  ---------  ---------
Receivable from sales of loans ...................     --      --         --    $1,357     $ 9,838
Mortgage loans held for sale, net ................     --    $ 32    $   582     5,537       2,875
Residential rehabilitation properties being
 financed ........................................     --      --         --        --       3,246
Total assets .....................................   $473     574      1,098     8,232      17,153
Borrowings under Warehouse Facility ..............     --      --        557     6,476      13,923
Amount due to affiliates and shareholder .........     --       9          8       465       1,037
Total liabilities ................................     68      69        633     7,117      15,258
Shareholders' equity .............................    405     505        465     1,114       1,878



                                                          At September 30, 1997
Balance Sheet Data:                                 ---------------------------------
                                                                               Pro
                                                                              Forma
                                                                    Pro         as
                                                                   Forma     Adjusted
                                                      Actual        (1)       (1)(4)
                                                    ----------  ----------  ---------
Receivable from sales of loans ...................   $31,104     $31,104     $31,104
Mortgage loans held for sale, net ................    19,809      19,809      19,809
Residential rehabilitation properties being
 financed ........................................    12,408      12,408      12,408
Total assets .....................................    64,819      64,819      73,269
Borrowings under Warehouse Facility ..............    55,881      55,881      55,881
Amount due to affiliates and shareholder .........     3,328       3,328       3,328
Total liabilities ................................    60,761      63,119      62,119
Shareholders' equity .............................     4,058       1,700      11,150

-------------
(1) Prior to the Exchange, Premier was treated as an S corporation for federal and state income tax purposes. See "Reorganization and Termination of S Corporation Status." The pro forma presentation for statement of operations data reflects the provision for income taxes as if Premier had always been a C corporation at assumed effective tax rates of approximately 42%. The pro forma statement of operations data also reflects an increase in officer compensation expense pursuant to proposed employment contracts. The pro forma presentation for balance sheet data reflects the deferred tax liability and the distribution payable to be recorded as of the date of the termination of the S corporation status.

(2) Pro forma net income per share has been computed by dividing pro forma net income by the pro forma weighted average number of common shares and share equivalents outstanding including the estimated number of shares that would be necessary to fund a $1 million S Corporation distribution.

(3) For the years ended December 31, 1994, 1995 and 1996, the Company estimates that the sub-prime loans accounted for less than 5% of the Company's total originations for those years and are included in conventional loans for those years.

(4) Adjusted to give effect to the sale by the Company of the Shares at the initial public offering price of $9.00 per share.

                                 RISK FACTORS

     An investment in the Shares offered hereby is speculative and involves a high degree of risk. Prospective investors should carefully consider the following risk factors relating to the business of the Company and this Offering, together with the information and financial data set forth elsewhere in this Prospectus, before investing in the Shares. Prospective investors should note that this Prospectus contains certain "forward-looking statements," statements containing the words "believes," "anticipates," "expects," "intends," "should," "seeks" and similar words. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors, including, but not limited to, the risk factors set forth in this Prospectus. The accompanying information contained in this Prospectus identifies certain important factors that could cause such differences.


Voting Control by Majority Stockholders; Potential Conflicts of Interest

     Following the consummation of this Offering, Ronald Friedman and his father, Robert Friedman together will beneficially own 2,500,000 shares of Common Stock which will represent approximately 67% of the total number of shares of Common Stock outstanding (approximately 63.5% of the total number of shares of Common Stock outstanding if the over-allotment option is exercised in full). All of the currently outstanding shares of Common Stock are beneficially owned or otherwise controlled by Ronald Friedman and Robert Friedman. Effective upon the consummation of this Offering, Ronald Friedman and Robert Friedman will enter into a stockholders agreement (the "Stockholders Agreement"), which will contain provisions relating to the transfer and voting of their shares of Common Stock. As a result of such Stockholders Agreement and stock ownership, such individuals will have effective control of the Company and will continue to have the power to control the election of all of the members of the Company's Board of Directors and to direct the Company's management and policies. Such persons will be able to control all stockholder decisions on matters, which include the amendment of certain provisions of the Company's Certificate of Incorporation and By-Laws and the approval of fundamental corporate transactions. See "Principal Stockholders," "Description of Securities -- Common Stock" and "Certain Transactions."


Limited History of Operations and Rapid Growth

     The Company commenced mortgage lending operations in March 1991 and, since 1994, has experienced substantial growth in mortgage loan originations and revenues from residential rehabilitation funding activities. For the years ended December 31, 1994, 1995 and 1996 and the nine months ended September 30, 1997, mortgage loan originations were approximately $47 million, $71 million, $133 million and $208 million, respectively. Total revenues for these periods from mortgage banking activities were approximately $1.2 million, $3.4 million, $6.8 million and $10.1 million, respectively. In April 1997, the Company commenced its lending operations to sub-prime borrowers. In September 1996, the Company commenced its residential rehabilitation activities. The revenues from this activity were $5.1 million and $17.5 million for the year ended December 31, 1996 and the nine months ended September 30, 1997, respectively. Accordingly, prospective investors have only a limited operating history by which to judge the Company and its future prospects. The future prospects of the Company must also be considered in light of the problems, expenses, difficulties, risks and complications frequently encountered in connection with similarly situated companies. In addition, the Company's future plans are subject to known and unknown risks and uncertainties that may cause the Company's actual results in future periods to be materially different from any future performance suggested herein. There can be no assurance that future revenues of the Company will increase or that the Company will continue to be profitable. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


Inability of the Company to Implement Its Growth Strategy

     The Company has grown significantly since it commenced operations in 1991. In the fourth quarter of 1994, the Company became licensed in, and opened its office in, New York. In addition, since April 1997, the Company has significantly increased originations of "B," "C" and "D" mortgage loans. Prior to April 1997, the Company did not originate significant amounts of "B," "C," and "D" mortgage loans. Since September 1996, the

Company has significantly increased its residential rehabilitation funding activities. No assurance can be given that the Company can maintain its historical rate of growth. The Company's growth strategy for the foreseeable future is based primarily upon the expansion of the business of its "B," "C" and "D" credit division and wholesale loan division, expansion of its residential rehabilitation activities, and expansion of its business into new markets. There can be no assurance that the Company will achieve its expansion in a timely and cost-effective manner or, if achieved, that the expansion will result in profitable operations. The failure of the Company to implement its planned geographic expansion may have a material adverse effect on the Company's business, prospects, financial condition and results of operations.

     The Company's growth strategy, whether or not successful, is expected to place a significant strain on its limited managerial, operational and financial resources. The Company intends to expand its operational and financial systems and attract and retain experienced personnel. The Company faces competition for such personnel from other financial institutions and more established organizations, many of which have significantly larger operations and greater financial, marketing, human and other resources than the Company. There can be no assurance that the Company will be successful in attracting and retaining qualified personnel on a timely basis, on competitive terms, or at all. In the event that the Company is not successful in attracting and retaining such personnel, the Company's business, prospects, financial condition and results of operations may be materially adversely affected. The failure to manage growth effectively and to integrate new executives and other skilled personnel may adversely affect the Company's business, prospects, financial condition and results of operations. See "Risk Factors -- Dependence upon Management" and "Business -- Business Strategy."

Potential Losses Incurred from the Funding of the Purchase, Rehabilitation and Resale of Residential Real Estate

     In September 1996, the Company commenced a program to provide short-term funding to several independent real estate agencies with specialized expertise in the acquisition, rehabilitation and resale of vacant one-to-four family residential properties in New York City and Long Island, New York. The Company's income from this activity is limited to fees and interest charged in connection with providing the funding and is not related to any gain or loss on the sale of the property. The Company's activity commences when the agencies submit information about a property to the Company which the agencies believe meets the Company's criteria. If the Company agrees, it will fund the property at up to 70% of the appraised value. The Company does not generally fund properties when the purchase price of the property is greater than 70% of the appraised value. Although the terms of the agreements with each of the real estate agents provide that all risks relating to the ownership, marketing and resale of the property are borne by the real estate agents, the Company may incur losses from this activity as the result of economic conditions or failure of the real estate agents to fulfill their contractual obligations. Although the real estate agents and their principals personally guarantee the reimbursement of all costs and fees payable to the Company, including all costs incurred by the Company in connection with the purchase of such properties, there can be no assurance that the Company will not incur losses related to this activity as the result of economic conditions or the failure of the real estate agents to perform. As a result of currently or formerly holding title to properties pursuant to its residential rehabilitation activities, various federal, state and local environmental laws may require the Company to investigate and clean up hazardous or toxic substances or chemical releases at such properties and may impose liability on the Company to a government entity or to a third party for property damage, personal injury and investigation and clean up costs. See "Risk Factors -- Possible Environmental Liabilities."

Dependence on Warehouse Financing Sources

     The Company has funded substantially all of its mortgage banking and residential rehabilitation activities through a collateralized borrowing agreement (the "Borrowing Agreement") and a short-term mortgage purchase agreement (the "Gestation Agreement," together with the Borrowing Agreement, the "Warehouse Facility."). Its ability to continue to originate mortgage loans and conduct residential rehabilitation activities is dependent on continued access to capital on acceptable terms, whether through the Warehouse Facility or otherwise.

     The Company's Borrowing Agreement with two commercial banks (PNC Mortgage Bank and LaSalle National Bank) commenced in July 1997 and was amended on September 30, 1997 to allow the Company to borrow up to $50 million to finance its operations. The Borrowing Agreement was further amended to allow the Company to borrow up to $60 million through February 17, 1998. These borrowings are to be repaid with the proceeds received by the Company from the sale of its originated loans to institutional investors or, in the case of residential rehabilitation activities, from the proceeds from the sale of the properties. The Borrowing Agreement requires the Company to comply with certain financial covenants, including maintaining a minimum tangible net worth, levels and ratios of indebtedness, restrictions on the sale or pledge of any future retained servicing rights, restrictions on the payments of dividends and distributions and provisions with respect to merger, sale of assets, acquisitions, change of control and change in senior management. The Borrowing Agreement contains a cross default provision in the event that the Company is in default of other loan agreements whereby the Company owes, in the aggregate, more than $100,000. In addition, borrowings are guaranteed by Ronald Friedman, President, Chief Executive Officer and a Director of the Company and Robert Friedman, Chairman of the Board of Directors, Chief Operating Officer, Secretary and Treasurer of the Company. As of September 30, 1997, total borrowings outstanding under the Borrowing Agreement were $35 million. The Company's Borrowing Agreement with these two banks expires on May 31, 1998, and is terminable by the banks at any time without cause, upon 60 days notice to the Company.

     From August 1996 through November 1997, one of the commercial banks that provides the Borrowing Agreement supplemented this lending facility through the Gestation Agreement, which for financial reporting is characterized by the Company as a borrowing transaction. The Gestation Agreement provides the Company with up to $20 million of additional funds for loan originations through the Company's sale to this bank of originated mortgage loans previously funded under the Borrowing Agreement and committed to be sold to institutional investors. Under the Gestation Agreement, the Company is required to arrange for institutional investors to take delivery of the loans within 20 days of their sale to the bank; otherwise the Company is required to repurchase the loans. As of September 30, 1997, total fundings under this Gestation Agreement were $20 million. On November 15, 1997 the Gestation Agreement expired. The bank providing the Gestation Agreement exited the business of providing gestation lines of credit, but allowed the Company to continue to utilize the line of credit until January 15, 1998. Since January 15, 1998, the Company has been allowed to maintain the outstanding balance under the Gestation Agreement, but the Company is not allowed to borrow any additional funds. The Company will repay the amount outstanding under the Gestation Agreement in the ordinary course of business. The Company believes that other financial institutions will provide it with a gestation line of credit, but no assurance can be made that the Company will find such financial institution or that the line of credit will be available on reasonable terms or at all. See "Business -- Loan Funding and Borrowing Arrangements."

     Any failure to renew or obtain adequate funding under the Warehouse Facility, or any substantial reduction in the size of, or increase in the cost of, such facilities, or the termination thereof, could have a material adverse effect on the Company's business, prospects, financial condition and results of operations. To the extent that the Company cannot successfully maintain its existing Warehouse Facility or replace it with a comparable financing source, it may be required to curtail its mortgage loan purchase and origination activities, which could have a material adverse effect on the Company's business, prospects, financial condition and results of operations.

Possible Need for Additional Financing

     The proceeds of this Offering, together with the Company's existing capital resources, including the funds from its Warehouse Facility, are expected to enable the Company to fund its mortgage banking and residential rehabilitation activities for a minimum of 12 months following completion of the Offering. If the Company is required to seek additional capital in order to maintain or obtain increases in its Warehouse Facility, such additional capital may be raised by the sale of additional shares which may result in dilution to the purchasers of the Shares offered hereby. To date, the Company has made no attempts to identify possible sources of any future funding and has no commitments for any future funding. There can be no assurance that the Company will be able to obtain additional capital in the future on acceptable terms, or at all. The type, timing and terms of such funding, if it is available at all, will be determined by prevailing conditions in the financial markets and the Company's financial condition, among other factors. If the Company requires, but is unable to obtain additional capital, it may be required to significantly curtail its mortgage banking and residential rehabilitation activities. In such event, the business, prospects, financial condition and results of operations of the Company could be materially adversely affected. See "Use of Proceeds," "Dilution" and "Business."

Possible Fluctuations in Quarterly Performance

     Several factors affecting the Company's business can cause significant variations in its quarterly results of operations. These factors include, without limitation, variations in the volume of the Company's loan originations; the differences between the Company's cost of funds under its Warehouse Facility and the average interest rates of originated loans; the inability of the Company to complete significant loan sales transactions in a particular quarter; and a decline or delay in the number of properties sold under the Company's residential rehabilitation program. A delay in closing loan sales transactions during a particular quarter would postpone recognition of revenue on the sale of those loans until the quarter during which such loans are sold. A delay in closing the sale of properties under the Company's residential rehabilitation program during a particular quarter would postpone the Company's recording of revenue, and therefore its contractual income, from the sale of such properties until the quarter during which such properties are sold. In addition, unanticipated delays in closing particular loan sales or the sale of a property under the Company's residential rehabilitation program would also increase interest expense and the Company's exposure to interest rate fluctuations by lengthening the period during which its variable rate borrowings under its Warehouse Facility are outstanding. If the Company were unable to sell a sufficient number of its loans in a particular reporting period, the Company's revenues for such period would decline, resulting in lower net income and possibly a net loss for such period, which could have a material adverse effect on the Company's results of operations and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Because the Company holds title to the properties in its residential rehabilitation program, for financial reporting purposes the Company records as revenue on the sales of such properties the gross sales price of these properties when sold to the ultimate purchasers and it records as cost of sales an amount equal to the difference between such gross sales price and the amount of its contracted income pursuant to its contracts with the independent real estate agents. In the event that in the future the Company should determine not to hold title to all or a portion of such properties, the revenues of the Company may decline as the revenue recognized by the Company in such event would equal such contracted income and the Company would recognize no cost of sale.

Economic Conditions -- Adverse Effects of Economic Slowdown or Recession

     The Company's business will be adversely affected by periods of economic slowdown or recession which may be accompanied by decreased demand for consumer credit and declining real estate values. Any material decline in real estate values results in increased loan-to-value ratios, thereby weakening collateral coverage and increasing the possibility of a loss in the event of default. To the extent that prospective borrowers do not meet the Company's underwriting criteria, the volume of loans originated by the Company could decline. Changes in the level of consumer confidence, real estate values, prevailing interest rates and investment returns expected by the financial community could make mortgage loans of the types originated by the Company less attractive to borrowers or investors because, among other things, the actual rates of delinquencies and foreclosures on such loans could be higher under adverse economic conditions than those currently experienced in the mortgage lending industry in general. A decline in the volume of loan originations could have a material adverse effect on the Company's business, prospects, financial condition and results of operations. Any material decline in real estate values may result in lower revenues to the Company from the sale of its residential real estate purchased for rehabilitation. A material decline in the volume of sales of residential real estate could have a material adverse effect on the Company's business, prospects, financial condition and results of operation. See "Risk Factors -- Dependence on Loan Sales for Future Mortgage Banking Revenue."

Dependence on Loan Sales for Future Mortgage Banking Revenue

     The Company seeks to generate mortgage banking revenue by regularly selling for cash, at a premium, its entire portfolio of originated loans to a small number of institutional investors. There can be no assurance that such investors will continue to purchase loans or that they will be willing to purchase loans on terms similar to those at which they have historically purchased such loans. For the nine months ended September 30, 1997, all of the Company's sub-prime mortgages were sold to IMC Mortgage Company ("IMC") pursuant to a written agreement which expired on September 30, 1997. The Company and IMC have not renewed this agreement, but the Company continues to sell substantially all of its sub-prime mortgages to IMC. For the nine months ended

September 30, 1997, Norwest Funding, Inc. and Chase Manhattan Mortgage, Inc. purchased approximately 49% and 14%, respectively, of the Company's prime credit and FHA/VA classified mortgages, including those that conform to mortgage purchase programs that are administered by government sponsored agencies, such as the Federal National Mortgage Association, the Federal Home Loan Mortgage Corporation, and the Government National Mortgage Association ("FNMA," "FHLMC" and "GNMA," respectively). There can be no assurance that such purchasers will continue to purchase the Company's loans on terms similar to those at which they have historically done so, if at all. To the extent that the Company could not successfully replace such loan purchasers, the Company's business, prospects, financial condition and results of operations could be materially and adversely affected. Further, adverse conditions in the mortgage-backed securitization market could negatively impact the ability of the Company to complete loan sales, as many of the Company's loan purchasers securitize the loans they purchase from the Company.

Increased Delinquencies, Foreclosures or Losses on Mortgage Loans to Sub-Prime Borrowers May Adversely Affect Results of Operations

     In April 1997, the Company established its subprime lending division to increase mortgage originations for "B," "C" and "D" or "sub-prime" credit classified borrowers. For the nine months ended September 30, 1997, approximately 16% of the total principal amount of mortgages originated by the Company were to borrowers in these credit classifications. Loans made to such borrowers may entail a greater risk of delinquency and greater losses than loans made to borrowers who utilize conventional mortgage sources. Delinquencies, foreclosures and losses generally increase during economic slowdowns or recessions. Although the Company attempts to sell these mortgages (as well as other mortgages) to institutional investors, usually on a non-recourse basis (thereby limiting its risk of delinquency or default), at prices which reflect the credit risk associated with such borrowers, any sustained period of increased delinquencies, foreclosures or losses on such loans after the loans are sold could adversely affect the pricing of the Company's future loan sales and/or the willingness of investors to purchase such loans from the Company or in general in the future. The Company's ability to sell sub-prime loans could be materially adversely affected if there was an increase in overall delinquencies, foreclosures and/or loss by sub-prime borrowers. In such event, the business, prospects, financial condition and results of operations of the Company could be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." See "Risk Factors -- Economic Conditions."

Failure to Successfully Manage Interest Rate Volatility May Adversely Affect Results of Operations

     In general, when the Company establishes an interest rate at the origination of a mortgage loan, it attempts to contemporaneously lock in an interest yield to the institutional investor purchasing that loan from the Company. By selling these mortgage loans shortly following origination, usually on a non-recourse basis, the Company limits its exposure to interest rate fluctuations. However, the operations and profitability of the Company are likely to be adversely affected during any period of unexpected or rapid changes in interest rates. For example, a substantial or sustained increase in interest rates could adversely affect the ability of the Company to originate loans. In such event, the business, prospects, financial condition and results of operations of the Company could be materially adversely affected.

     Fluctuating interest rates also may affect the net interest income earned by the Company, resulting from the difference between the yield to the Company on loans held pending sale and the interest paid by the Company for funds borrowed under the Warehouse Facility. While the Company monitors the interest rate environment, there can be no assurance that the profitability of the Company would not be adversely affected during any period of changes in interest rates. In such event, the business, prospects, financial condition and results of operations of the Company could be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Geographic Concentration of Operations

     For the nine months ended September 30, 1997, 99% of the mortgage loans originated by the Company were secured by properties located in New York and New Jersey. During such period, the properties in the Company's residential rehabilitation program were primarily located in New York City and Long Island, New York.

Although the Company is planning to expand its mortgage origination network to additional states, the Company's loan origination and other activities are likely to remain concentrated in these states for the foreseeable future. Consequently, the Company's business, prospects, financial condition and results of operations are dependent, in part, upon general trends in the economy and the residential real estate market, in these states. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Competition

     The Company faces intense competition in all aspects of its mortgage banking business. The Company competes with numerous financial institutions, such as other mortgage banking companies, commercial banks, savings associations, credit unions, loan brokers and insurance companies in the origination of mortgage loans. Competition can take many forms, including convenience in obtaining a loan, customer service, marketing and distribution channels and interest rates charged to borrowers. Competition may be affected by, among other things, fluctuations in interest rates and general economic conditions. Although the Company believes that its competitive advantage exists primarily in its offering of a broad array of mortgage loan products with competitive features, its emphasis on the quality of its service, and the pricing of its products at competitive rates, there can be no assurance that the Company will be able to compete effectively in this highly competitive industry, which could materially adversely affect the business, prospects, financial condition and results of operations of the Company.

     The current level of gains realized by the Company and its competitors on the origination and sale of sub-prime mortgage loans could attract additional competitors into this market. Certain large finance companies and conventional mortgage originators have announced their intention to originate sub-prime mortgage loans, and some of these competitors have commenced offering sub-prime loan products to customers similar to the borrowers targeted by the Company. In addition, establishing a broker-sourced loan business, such as the Company's wholesale lending division, requires a substantially smaller commitment of capital and human resources than a direct-sourced loan business. This relatively low barrier to entry permits new competitors to enter this market quickly and compete with the Company's wholesale lending business.

     Additional competition may require the Company to lower the rates that it charges borrowers, thereby potentially lowering the gain on future loan sales. Increased competition may also reduce the volume of the Company's loan originations and loan sales and increase the demand for the Company's experienced personnel. The Company also faces a risk that their personnel will leave the Company and work for a competitor. See "Risk Factors -- Ability of the Company to Implement its Growth Strategy." In connection with the Company's residential rehabilitation activities, the Company may, at a future date, face competition from larger institutions that have significantly greater resources and marketing capabilities than the Company.

Government Regulation

     The Company's business is subject to extensive and complex rules and regulations of, and examinations by, various federal, state and local government authorities. These rules and regulations impose obligations and restrictions on the Company's loan originations and credit activities. In addition, these rules limit the interest rates, finance charges and other fees the Company may assess, mandate extensive disclosure to the Company's customers, prohibit discrimination and impose qualification and licensing obligations on the Company. The Company's loan origination activities are subject to the laws and regulations in each of the states in which those activities are conducted. The Company's lending activities are also subject to various federal laws, including the Federal Truth-in-Lending Act and Regulation Z promulgated thereunder, the Homeownership and Equity Protection Act of 1994, the Federal Equal Credit Opportunity Act and Regulation B promulgated thereunder, the Fair Credit Reporting Act of 1970, the Real Estate Settlement Procedures Act of 1974 and Regulation X promulgated thereunder, the Fair Housing Act, the Home Mortgage Disclosure Act and Regulation C promulgated thereunder and the Federal Debt Collection Practices Act, as well as other federal and state statutes and regulations affecting the Company's activities.

     These rules and regulations, among other things, impose licensing obligations on the Company, establish eligibility criteria for mortgage loans, prohibit discrimination, provide for inspections and appraisals of properties, require credit reports on prospective borrowers, regulate payment features, mandate certain disclosures and notices to borrowers and, in some cases, fix maximum interest rates, fees and mortgage loan amounts. Failure to comply with these requirements can lead to loss of approved status by the banking regulators of the various state governments where the Company operates, demands for indemnification or mortgage loan repurchases, certain rights of rescission for mortgage loans, class action lawsuits and administrative enforcement actions by federal and state governmental agencies. See "Business -- Regulation."

     Although the Company believes that it has systems and procedures to insure compliance with these requirements and believes that it is currently in compliance in all material respects with applicable federal, state and local laws, rules and regulations, there can be no assurance of full compliance with current laws, rules and regulations or that more restrictive laws, rules and regulations will not be adopted in the future that could make compliance substantially more difficult or expensive. In the event that the Company is unable to comply with such laws or regulations, its business, prospects, financial condition and results of operations may be materially adversely affected.

     Members of Congress, government officials and political candidates have from time to time suggested the elimination of the mortgage interest deduction for federal income tax purposes, either entirely or in part, based on borrower income, type of loan or principal amount. Because many of the Company's loans are made to borrowers for the purpose of consolidating consumer debt or financing other consumer needs, the competitive advantage of tax deductible interest, when compared with alternative sources of financing, could be eliminated or seriously impaired by such government action. Accordingly, the reduction or elimination of these tax benefits could have a material adverse effect on the demand for mortgage loans offered by the Company.

Possible Environmental Liabilities

     Through its residential rehabilitation activity, the Company acquires title to properties. Also, it is possible that the Company may foreclose on properties securing its mortgage loans. Under various federal, state and local environmental laws, ordinances and regulations, the Company, as either the current holder of title or as a previous holder of title may be (i) required to investigate and clean up hazardous or toxic substances or chemical releases at such property and (ii) held liable to a governmental entity or to third parties for property damage, personal injury and investigation and clean up costs incurred by such parties in connection with the contamination. Liability under such laws has been interpreted to be joint and several unless the harm is divisible and there is a reasonable basis for allocation of responsibility. Although the Company has not incurred any losses as a result of liabilities under environmental laws, there can be no assurance that the Company will not experience such losses in the future. Such liabilities may not be covered by any insurance held by the Company, in which event the business, prospects, financial condition and results of operations of the Company could be materially adversely affected.

Holding Company Structure May Limit Payment of Dividends

     PMCC Financial Corp. is a holding company which will conduct all of its operations through its wholly-owned subsidiary, Premier. Therefore, the Company's rights to receive revenue is dependent upon the success of Premier and its subsidiaries. See "Dividend Policy."

Dependence upon Management

     The Company's growth and development is dependent upon the services of Ronald Friedman, President, Chief Executive Officer and a Director of the Company, and Robert Friedman, Chairman of the Board of Directors, Chief Operating Officer, Secretary and Treasurer of the Company. Ronald Friedman is the son of Robert Friedman. Both Ronald Friedman and Robert Friedman will enter into employment agreements upon consummation of this Offering that expire on December 31, 1999. Although the Company has been able to hire and retain other qualified and experienced management personnel, the loss of the services of either Ronald Friedman or Robert Friedman for any reason could have a material adverse effect on the Company. See "Management -- Employment Agreements."

Benefits to Existing Stockholders

     Prior to the Exchange, Premier will declare a distribution to the Existing Stockholders in an amount equal to a portion of its undistributed S corporation earnings that will result in the Company's shareholders' equity equaling $1.7 million at the date of the Offering. As of September 30, 1997, such amount is currently estimated to be approximately $1.4 million. Such distribution will be payable as follows: (i) $1 million will be payable out of the net proceeds of this Offering, all of which is intended to reimburse the Existing Stockholders for, or satisfy, approximate tax liabilities associated with S corporation earnings; and (ii) a promissory note in the aggregate amount of approximately $400,000, bearing an interest rate of 10% per annum, payable in four equal quarterly installments of principal and interest, with the final payment due within one year of the date of this Prospectus.

     In connection with the Exchange, the Existing Stockholders will receive an aggregate of 2,500,000 shares of Common Stock in exchange for all of their outstanding shares of Premier. See "Reorganization and Termination of S Corporation Status," "Use of Proceeds," and "Certain Transactions."

     The Existing Stockholders originally acquired their shares at an average cost of approximately $0.29 per share. Accordingly, the unrealized gain to the Existing Stockholders (the difference between the value of the shares at the initial public offering price of $9.00 per share and the original purchase price of the shares) is approximately $21,782,000. See "Dilution."

Contingent Tax Liability

     Prior to the Exchange, the Company, Premier and the Existing Stockholders entered into a tax indemnification agreement (the "Tax Agreement") relating to their respective income tax liabilities. Because the Company will be fully subject to corporate income taxation after the termination of the Company's S corporation status, the reallocation of income and deductions between the period during which the Company was treated as an S corporation and the period during which Premier and the Company will be subject to corporate income taxation may increase the taxable income of one party while decreasing that of another party. Accordingly, the Tax Agreement is intended to assure that taxes are borne by the Company on the one hand and the Existing Stockholders on the other only to the extent that such parties received the related income or deductions. The Tax Agreement generally provides that, if an adjustment is made by the Internal Revenue Service or state taxing authorities to the taxable income of Premier and the Company for a year in which it was treated as an S corporation, the Company will indemnify the Existing Stockholders, and the Existing Stockholders will indemnify the Company, against any increase in the indemnified party's income tax liability (including interest, penalties and related costs and expenses), with respect to any tax year to the extent such increase results in a related decrease in the income tax liability of the indemnifying party for that year. Moreover, the Tax Agreement specifically provides that the Existing Stockholders will not be responsible for any portion of any deferred tax liability recorded on the balance sheet of the Company upon termination of the S corporation status. The Company will also indemnify the Existing Stockholders for all taxes imposed upon them as a result of their receipt of an indemnification payment under the Tax Agreement. The Tax Agreement is not binding on the Internal Revenue Service or state taxing authorities and the IRS could assert a claim against the Existing Stockholders and/or the Company. Any payment made by the Company to the Existing Stockholders pursuant to the Tax Agreement may be considered by the Internal Revenue Service or state taxing authorities to be non-deductible by the Company for income tax purposes. Neither parties' obligations under the Tax Agreement are secured, and, as such, there can be no assurance that the Existing Stockholders or the Company will have funds available to make any payments which may become due under the Tax Agreement.

Absence of Prior Public Market and Possible Volatility of Stock Price

     Prior to this Offering, there has been no public market for the Common Stock. The Company has made an application to list the Common Stock on the American Stock Exchange, subject to approval and notice of issuance. However, there can be no assurance that an active public trading market for the Common Stock will develop after this Offering or that, if developed, such market will be sustained. The public offering price of the Shares offered hereby was determined by negotiations among the Company and the Representative and may not be indicative of the price at which the Common Stock will trade after this Offering. See "Underwriting."

     The market price of the Shares may experience fluctuations unrelated to the operating performance of the Company. In particular, the market price of the Shares may be affected by general market price movements as well as developments specifically related to the consumer finance industry such as, among other things, interest rate movements and delinquency trends. In addition, the stock markets in the United States have, from time to time, experienced significant price and volume fluctuations that are unrelated or disproportionate to the operating performance of individual companies. Such fluctuations could materially adversely affect the market price of the Shares. See "Underwriting."

Immediate and Substantial Dilution

     As of September 30, 1997, the pro forma net tangible book value per share of Common Stock was $0.68 per share, substantially less than the initial public offering price of $9.00 per share to be paid by public investors. Upon completion of this Offering, the net tangible book value will be approximately $2.97 per share, representing dilution to the public investors of approximately 67%. As a result, investors purchasing the Shares will incur immediate and substantial dilution. See "Dilution."

Absence of Dividends

     The Company has not paid any cash dividends (except that prior to the Exchange, Premier made S corporation distributions to the Existing Stockholders) on the Common Stock since its inception and does not currently anticipate paying dividends on the Common Stock in the foreseeable future. The Company conducts substantially all of its operations through its subsidiary, Premier. Accordingly, the Company's ability to pay dividends is also dependent upon the ability of Premier to make cash distributions to the Company. The payment of dividends by the Company is and will continue to be restricted by or subject to, among other limitations, applicable provisions of federal and state laws, contractual provisions under the Warehouse Facility, the earnings of Premier and various business considerations. See "Risk Factors -- Holding Company Structure," "Risk Factors -- Dependence on Warehouse Financing Sources" and "Dividend Policy."

Shares Available for Future Sale

     The sale, or availability for sale, of a substantial number of shares of Common Stock in the public market subsequent to this Offering, pursuant to Rule 144 under the Securities Act ("Rule 144") or otherwise, could materially adversely affect the market price of the Common Stock and could impair the Company's ability to raise additional capital through the sale of its equity securities or debt financing. The availability of Rule 144 to the holders of restricted securities of the Company would be conditioned on, among other factors, the availability of certain public information concerning the Company. All of the 2,500,000 shares of Common Stock currently outstanding are "restricted securities" as that term is defined in Rule 144 and may be sold at anytime through an effective registration statement registering those shares or under certain circumstances, be sold without such registration under the Securities Act. In addition, shares issuable upon exercise of options granted under the Plan, pursuant to Rule 701 under the Securities Act, could be sold publicly commencing 90 days after the Company becomes a reporting company under the Exchange Act. All officers, directors and stockholders of the Company have executed agreements ("Lock-Up Agreements") pursuant to which they have agreed not to, directly or indirectly, issue, offer, agree to sell, sell, grant an option for the purchase or sale of, transfer, pledge, assign, hypothecate, distribute, or otherwise dispose of, or encumber any shares of Common Stock or options, rights, warrants, or other securities convertible into, or exercisable or exchangeable for, or evidencing any right to purchase or subscribe for, shares of Common Stock, whether or not beneficially owned by such person, or any beneficial interest therein for a period of 15 months from the date of this Prospectus. See "Underwriting."

     For a period of 15 months from the date of this Prospectus, the Company has agreed that it will not sell or otherwise dispose of any securities of the Company without the prior written consent of the Representatives, which consent shall not be unreasonably withheld. Notwithstanding the foregoing, during such period, the Company shall be entitled to issue (i) shares of Common Stock in connection with mergers and acquisitions, (ii) up to 375,000 shares of Common Stock issuable upon exercise of options which may be granted under the 1997 Plan, (iii) up to 375,000 shares of Common Stock issuable upon exercise of options which have been granted under the Premier Plan, and (iv) shares of Common Stock issuable, directly or indirectly, upon the exercise of the Representatives' Warrants (the "Warrant Shares").

Effects of Certain Anti-Takeover Provisions

     Certain provisions of the Company's Amended Certificate of Incorporation and Delaware Law may be deemed to have an anti-takeover effect. The Company's Certificate of Incorporation provides that the Board of Directors may issue additional shares of Common Stock or establish one or more classes or series of Preferred Stock with such designations, relative voting rights, dividend rates, liquidation and other rights, preferences and limitations that the Board of Directors shall fix without stockholder approval. Moreover, the Company's Certificate of Incorporation and By-Laws provide that its Board of Directors is divided into three classes serving staggered three year terms, resulting in approximately one-third of the directors being elected each year and certain other provisions relating to voting and the removal of the officers and directors. In addition, the Company is subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law. In general, such statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. Each of the foregoing provisions may have the effect of rendering more difficult, delaying, discouraging, preventing or rendering more costly an acquisition of the Company or a change in control of the Company. See "Description of Capital Stock -- Anti-Takeover Provisions; Section 203 of the Delaware General Corporation Law."

Effects of Preferred Stock

     The Board of Directors has the authority to cause the Company to issue without any further vote or action by the stockholders, up to 1,000,000 shares of preferred stock, par value $.01 per share (the "Preferred Stock"), in one or more series, to designate the number of shares constituting any series, and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, voting rights, rights and terms of redemption, redemption price or prices and liquidation preferences of such series. The issuance of shares of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the stockholders, even where stockholders are offered a premium for their shares. The issuance of shares of Preferred Stock with voting and conversion rights may adversely effect the voting power of the holders of Common Stock, including the loss of voting control. The Company has no present plans to issue any shares of Preferred Stock. See "Risk Factors -- Effects of Certain Anti-Takeover Provisions."

            REORGANIZATION AND TERMINATION OF S CORPORATION STATUS

     From January 1992 through the date of this Prospectus, Premier was treated for federal income tax purposes as an S corporation, and was treated as an S corporation for certain state corporate income tax purposes under certain comparable state laws. As a result, Premier's historical earnings since January 1, 1992 have been taxed directly to Premier's stockholders at their individual federal and state income tax rates, rather than to Premier. On the date of the Exchange, pursuant to the terms of a contribution agreement (the "Contribution Agreement"), the existing Premier stockholders, Ronald Friedman and Robert Friedman (the "Existing Stockholders"), will contribute all of the shares of capital stock of Premier that they beneficially own or otherwise control to the Company in exchange for an aggregate 2,500,000 shares of Common Stock, which will constitute all of the stock of the Company outstanding prior to this Offering. As a result of the Exchange, the Company and Premier, which will be a wholly owned subsidiary of the Company, will be fully subject to federal and state income taxes, and the Company will record a deferred tax liability on its balance sheet. The amount of the deferred tax liability to be recorded as of the date of termination of Premier's S corporation status will depend upon timing differences between tax and book accounting. During each of the years ended December 31, 1994, 1995 and 1996 and for the nine months ended September 30, 1997, Premier has made S corporation distributions to the Existing Stockholders in the aggregate amounts of approximately $102,000, $150,000, $267,000 and $365,000, respectively.

     Prior to the Exchange, Premier will declare a distribution to the Existing Stockholders in an amount equal to a portion of its undistributed S corporation earnings that will result in the Company's shareholders' equity equaling $1.7 million at the date of the Offering. As of September 30, 1997, such amount is currently estimated to be approximately $1.4 million. Such distributions will be payable as follows: (i) $1 million will be payable out of the net proceeds of this Offering, all of which is intended to reimburse the Existing Stockholders for, or satisfy, approximate tax liabilities associated with S corporation earnings; and (ii) a promissory note (the "S-Note") in the aggregate principal amount of approximately $400,000, bearing an interest rate of 10% per annum, payable in four equal quarterly installments of principal and interest, with the final payment due within one year of the date of this Prospectus.

     Prior to the Exchange, the Company, Premier and the Existing Stockholders entered into a tax indemnification agreement (the "Tax Agreement") relating to their respective income tax liabilities. Because the Company will be fully subject to corporate income taxation after the termination of the Company's S corporation status, the reallocation of income and deduction between the period during which the Company was treated as an S corporation and the period during which Premier and the Company will be subject to corporate income taxation may increase the taxable income of one party while decreasing that of another party. Accordingly, the Tax Agreement is intended to assure that taxes are borne by the Company on the one hand and the Existing Stockholders on the other only to the extent that such parties received the related income. The Tax Agreement generally provides that, if an adjustment is made by the Internal Revenue Service or state taxing authorities to the taxable income of Premier and the Company for a year in which it was treated as an S corporation, the Company will indemnify the Existing Stockholders, and the Existing Stockholders will indemnify the Company, against any increase in the indemnified party's income tax liability (including interest, penalties and related costs and expenses), with respect to any tax year to the extent such increase results in a related decrease in the income tax liability of the indemnifying party for that year. Moreover, the Tax Agreement specifically provides that the Existing Stockholders will not be responsible for any portion of any deferred tax liability recorded on the balance sheet of the Company upon termination of the S corporation status. The Company will also indemnify the Existing Stockholders for all taxes imposed upon them as a result of their receipt of an indemnification payment under the Tax Agreement. The Tax Agreement is not binding on the Internal Revenue Service or state taxing authorities and the IRS could assert a claim against the Existing Stockholders and/or the Company. Any payment made by the Company to the Existing Stockholders pursuant to the Tax Agreement may be considered by the Internal Revenue Service or state taxing authorities to be non-deductible by the Company for income tax purposes. Neither parties' obligations under the Tax Agreement are secured, and, as such, there can be no assurance that the Existing Stockholders or the Company will have funds available to make any payments which may become due under the Tax Agreement.

                                USE OF PROCEEDS

     The net proceeds to be received by the Company, after deducting all of the expenses of this Offering, are estimated to be approximately $9.45 million, based upon the initial public offering price of $9.00 per share.

     The Company intends to use the estimated net proceeds of this Offering as follows:

                 Application of Net Proceeds                       Amount        Percent
                 ---------------------------                    ------------   ----------
Expand mortgage banking operations .........................    $2,000,000         21.2%
Fund future residential rehabilitation properties ..........     2,000,000         21.2%
Upgrade information systems ................................     1,000,000         10.6%
S corporation distributions to pay income taxes ............     1,000,000         10.6%
General corporate and working capital ......................     3,450,000         36.4%
                                                                ----------        -----
   Total ...................................................    $9,450,000        100.0%
                                                                ==========        =====


     Prior to such use, the remaining net proceeds will be used to reduce borrowings under the Warehouse Facility. The net proceeds, if any, from the exercise of the Underwriters' over-allotment option will be utilized to reduce borrowings under the Warehouse Facility.

     The foregoing represents the Company's best estimate of its allocation of the net proceeds of the sale of the Shares based upon the Company's operations, the Company's business plan, and current economic and industry conditions and is subject to reapportionment of proceeds among the categories listed above or to new categories in response to, among other things, changes in the Company's plans, regulations, industry conditions, and future revenues and expenditures. The amount and timing of expenditures will vary depending on a number of factors, including changes in the Company's operations or business plan and changes in economic and industry conditions.

     Based on the operating plan, the Company believes that the net proceeds of this Offering, together with revenues from continuing operations, will be sufficient to satisfy its capital requirements and finance its plans for expansion for at least the next 12 months. Such belief is based upon certain assumptions, and there can be no assurance that such assumptions are correct. Accordingly, there can be no assurance that such resources will satisfy the Company's capital requirements for said period. The Company may require additional financing in order to expand its operations. Such financing may take the form of the issuance of common or preferred stock or debt securities, and/or may involve bank or other lender financing. There can be no assurance that the Company will be able to obtain needed additional capital on a timely basis, on favorable terms, or at all.

                                DIVIDEND POLICY

     The Company has not paid any cash dividends (except that prior to the Exchange, Premier made S corporation distributions to the Existing Stockholders) on the Common Stock since its inception and does not currently anticipate paying dividends on the Common Stock in the foreseeable future. The Company conducts substantially all of its operations through its subsidiary, Premier. Accordingly, the Company's ability to pay dividends is also dependent upon the ability of Premier to make cash distributions to the Company. The payment of dividends by the Company is and will continue to be restricted by or subject to, among other limitations, applicable provisions of federal and state laws, contractual provisions under the Warehouse Facility, the earnings of Premier and various business considerations.

                                   DILUTION

     As of September 30, 1997, the Company had a pro forma net tangible book value of approximately $0.68 per share of Common Stock outstanding. Pro forma net tangible book value equals the total assets less intangible assets and total liabilities divided by the aggregate number of shares of Common Stock outstanding. After giving effect to the sale by the Company of the Shares offered hereby at the initial public offering price of $9.00 per share and the application of the net proceeds therefrom, the pro forma net tangible book value of the Company as of September 30, 1997, would be approximately $2.97 per share. This represents an immediate increase in pro forma net tangible book value of $2.29 per share to current stockholders and an immediate dilution of $6.03 per share, or approximately 67%, to new investors. The following table illustrates this per share dilution:


Initial public offering price ................................                $ 9.00
   Pro forma net tangible book value before Offering .........   $ 0.68
   Increase attributable to new investors ....................    2.29
                                                                 ------
Pro forma net tangible book value after Offering .............                 2.97
                                                                              ------
Dilution to new investors ....................................                $ 6.03
                                                                              ======

     The following table sets forth, as of the date of this Prospectus, the number of shares of Common Stock purchased, the percentage of total shares of Common Stock purchased, the total cash consideration paid, the percentage of total cash consideration paid, and the average cash price per share of Common Stock paid by the investors in this Offering and the Existing Stockholders of the Company:


                                                             Total Cash Consideration
                                     Shares Purchased                  Paid                 Average
                                  -----------------------   ---------------------------    Cash Price
                                     Number      Percent         Amount        Percent     Per Share
                                  -----------   ---------   ---------------   ---------   -----------
Existing Stockholders .........   2,500,000      66.7%       $    718,025       6.0%      $ 0.29
New Investors .................   1,250,000      33.3%       $ 11,250,000      94.0%      $ 9.00
                                  ---------     -----        ------------     -----
   Total ......................   3,750,000     100.0%       $ 11,968,025     100.0%
                                  =========     =====        ============     =====

                                CAPITALIZATION

     The following table sets forth (i) the capitalization of the Company as of September 30, 1997, (ii) the pro forma capitalization of the Company as of September 30, 1997 giving effect to the Exchange and (iii) the pro forma capitalization of the Company as of September 30, 1997 giving effect to the Exchange and the sale of the Shares offered hereby at the public offering price of $9.00 per share and the application by the Company of the net proceeds therefrom as described under "Use of Proceeds." This table should be read in conjunction with the Consolidated Financial Statements, and the Notes thereto, included elsewhere in this Prospectus.

                                                                   September 30, 1997
                                                      --------------------------------------------
                                                                    ($ in thousands)
                                                                                      Pro Forma As
                                                        Actual      Pro Forma (1)     Adjusted (2)
                                                      ----------   ---------------   -------------
Debt:
 Warehouse Facility ...............................    $55,881         $55,881          $55,881
 Loans from affiliates ............................      3,035           3,035            3,035
 S corporation distribution payable ...............         --           1,393              393
 Notes payable -- other ...........................        763             763              763
 Notes payable to shareholder .....................        293             293              293
Shareholders' equity:
 Preferred stock, $.01 par value, 1,000,000 shares
   authorized and none issued .....................         --              --               --
 Common stock, $.01 par value, 40,000,000 shares
   authorized, 2,500,000 shares issued and out-
   standing, actual and 3,750,000 shares issued and
   outstanding, as adjusted (3) ...................          6               6               38
 Additional paid-in-capital .......................        712             712           11,056
 Retained earnings (including unrealized gain on
   securities available-for-sale of $56)...........      3,340             982               56
                                                       -------         -------          -------
 Total shareholders' equity .......................      4,058           1,700           11,150
                                                       -------         -------          -------
   Total capitalization ...........................    $64,030         $63,065          $72,565
                                                       =======         =======          =======

------------
(1) Prior to the Exchange, Premier was treated as an S corporation for federal and state income tax purposes. See "Reorganization and Termination of S Corporation Status." The pro forma presentation reflects the recording of a deferred tax liability and distribution of a portion of retained earnings.
(2) Adjusted to give effect to the sale by the Company of the Shares at the initial public offering price of $9.00 per share, and adjusted to give effect to the reclassification of undistributed S corporation earnings of $926,000 from retained earnings to additional paid-in-capital.
(3) At September 30, 1997, Premier's capitalization was 3,500 shares authorized, 125 shares outstanding.

                     SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected statement of operations data for the year ended December 31, 1996, and the selected balance sheet data at December 31, 1996 are derived from the Consolidated Financial Statements of the Company and Notes thereto audited by KPMG Peat Marwick LLP, independent certified public accountants for the Company. The following selected statement of operations data for the years ended December 31, 1993, 1994 and 1995, and the selected balance sheet data at December 31, 1993, 1994 and 1995 are derived from the Financial Statements of the Company and Notes thereto audited by Freeberg & Freeberg, independent certified public accountants for the Company. The following selected statement of operations data for the year ended December 31, 1992, and the selected balance sheet data at December 31, 1992 are derived from the Financial Statements of the Company and Notes thereto audited by Fein & Fein, independent certified public accountants for the Company. The Consolidated Financial Statements for the years ended December 31, 1994, 1995, and 1996 and at December 31, 1995 and 1996 are included elsewhere herein. The unaudited selected statement of operations data for the nine months ended September 30, 1996 and 1997 and the unaudited selected balance sheet data at September 30, 1997, are derived from the unaudited Consolidated Financial Statements of the Company, included elsewhere herein, which have been prepared on a basis consistent with the audited Consolidated Financial Statements of the Company and, in the opinion of management, include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the Company's financial position and results of operations. The results of operations for the interim period presented are not necessarily indicative of results to be expected for the entire year. The following data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of the Company and Notes thereto, included elsewhere in this Prospectus.

                                                                 Year Ended December 31,
Statement of Operations Data:                   ---------------------------------------------------------
                                                           ($ in thousands, except share data)
                                                   1992       1993       1994       1995         1996
                                                ---------  ---------  ---------  ---------  -------------
 Revenue .....................................   $1,076     $1,464     $1,187     $3,400     $    11,943
 Net income ..................................      231        303         62        196           1,034
 Provision for pro forma income taxes (1)                                                            391
 Pro forma net income ........................                                                       517
 Pro forma net income per share (2) ..........                                               $      0.20
 Pro forma weighted average number of
  common shares and share equivalents
  outstanding ................................                                                 2,611,111

                                                   Nine Months Ended
                                                     September 30,
Statement of Operations Data:                   ------------------------
                                          ($ in thousands, except share data)
                                                   1996         1997
                                                ---------  -------------
 Revenue .....................................   $5,864     $    27,573
 Net income ..................................      770           2,489
 Provision for pro forma income taxes (1)                         1,000
 Pro forma net income ........................                    1,423
 Pro forma net income per share (2) ..........              $      0.53
 Pro forma weighted average number of
  common shares and share equivalents
  outstanding ................................                2,694,751


                                                                                              Nine Months Ended
                                                                                                   September
                                                          Year Ended December 31,                    30,
Operating Data:                                     ------------------------------------   ------------------------
                                                                           ($ in thousands)
                                                       1994         1995         1996         1996          1997
                                                    ----------   ----------   ----------   ----------   -----------
Mortgage loans originated
 Conventional (prime credit) (3) ................    $46,700      $51,300      $ 75,400     $54,900      $122,400
 FHA/VA .........................................         --       19,400        57,700      41,800        52,300
 Sub-Prime (B, C, D credit) (3) .................         --           --            --          --        33,300
                                                     -------      -------      --------     -------      --------
 Total dollar amount of loans originated ........    $46,700      $70,700      $133,100     $96,700      $208,000
                                                     =======      =======      ========     =======      ========
 Total number of loans originated ...............        273          470           890         636         1,430
 Average principal balance per loan
  originated ....................................    $   171      $   150      $    150     $   152      $    145


                                                                 At December 31,
Balance Sheet Data:                              -----------------------------------------------
                                                                ($ in thousands)
                                                  1992    1993      1994       1995       1996
                                                 ------  ------  ---------  ---------  ---------
Receivable from sales of loans ................     --      --         --    $1,357     $ 9,838
Mortgage loans held for sale, net .............     --    $ 32    $   582     5,537       2,875
Residential rehabilitation properties being
 financed .....................................     --      --         --        --       3,246
Total assets ..................................   $473     574      1,098     8,232      17,153
Borrowings under Warehouse Facility ...........     --      --        557     6,476      13,923
Amount due to affiliates and shareholder ......     --       9          8       465       1,037
Total liabilities .............................     68      69        633     7,117      15,258
Shareholders' equity ..........................    405     505        465     1,114       1,878



                                                            At September 30, 1997
Balance Sheet Data:                              --------------------------------------------
                                                               ($ in thousands)
                                                              Pro Forma        Pro Forma
                                                   Actual        (1)       as Adjusted (1)(4)
                                                 ----------  -----------  -------------------
Receivable from sales of loans ................   $31,104      $31,104          $31,104
Mortgage loans held for sale, net .............    19,809       19,809           19,809
Residential rehabilitation properties being
 financed .....................................    12,408       12,408           12,408
Total assets ..................................    64,819       64,819           73,269
Borrowings under Warehouse Facility ...........    55,881       55,881           55,881
Amount due to affiliates and shareholder ......     3,328        3,328            3,328
Total liabilities .............................    60,761       63,119           62,119
Shareholders' equity ..........................     4,058        1,700           11,150

------------
(1) Prior to the Exchange, Premier was treated as an S corporation for federal and state income tax purposes. See "Reorganization and Termination of S Corporation Status." The pro forma presentation for statement of operations data reflects the provision for income taxes as if Premier had always been a C corporation at assumed effective tax rates of approximately 42%. The pro forma statement of operations data also reflects an increase in officer compensation expense pursuant to proposed employment contracts. The pro forma presentation for balance sheet data reflects the deferred tax liability and the distribution payable to be recorded as of the date of the termination of the S corporation status.
(2) Pro forma net income per share has been computed by dividing pro forma net income by the pro forma weighted average number of common shares and share equivalents outstanding, including the estimated number of shares that would be necessary to fund a $1 million S corporation distribution.
(3) For the years ended December 31, 1994, 1995 and 1996, the Company estimates that the sub-prime loans accounted for less than 5% of the Company's total originations for those years and are included in conventional loans for those years.
(4) Adjusted to give effect to the sale by the Company of the Shares at the initial public offering price of $9.00 per share.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

     This Management's Discussion and Analysis of Financial Condition and Results of Operations and other portions of this Prospectus contain forward-looking information that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated by such forward-looking statements. Factors that may cause such differences include, but are not limited to, those discussed under the heading "Risk Factors" and elsewhere in this Prospectus. This Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus.

General

     PMCC Financial Corp. is a specialty consumer financial services company providing a broad array of residential mortgage products to customers ranging from prime credit borrowers seeking "conventional" or FHA/VA loans to persons who cannot so qualify, i.e., so-called "B," "C" and "D" or "sub-prime" credit borrowers, seeking "non-conventional" loans. Since mid-1996, the Company has expanded and diversified its mortgage banking activities by establishing a program to provide short-term financing for one to four family residential rehabilitation properties, opening a fully-staffed wholesale division and significantly increasing its "B," "C" and "D" mortgage originations.

     The Company's revenues are primarily generated from the premiums it receives on the sale of mortgage loans it originates, and from interest earned during the period the Company holds mortgage loans for sale. The Company's mortgage loans, together with servicing rights to these mortgages, are sold usually on a non-recourse basis to institutional investors, in each case within approximately seven to 30 days of the date of origination of the mortgage. In general, when the Company establishes an interest rate at the origination of a mortgage loan, it attempts to contemporaneously lock in an interest yield to the institutional investor purchasing that loan from the Company. By selling these mortgage loans shortly following origination, the Company limits its exposure to interest rate fluctuations and credit risks. Furthermore, by selling its mortgage loans on a "servicing-released" basis, the Company avoids the administrative and collection expenses of managing and servicing a loan portfolio and it avoids a risk of loss of anticipated future servicing revenue due to mortgage prepayments in a declining interest rate environment.

     The Company also generates income by charging fees to provide short-term funding to independent real estate agencies for the purchase, rehabilitation and resale of vacant one-to-four family residences in New York City and Long Island, New York. The Company provides this funding to several independent real estate agencies who specialize in the rehabilitation and marketing of these properties. As security for providing the independent real estate agencies with the funding to accomplish the purchase, rehabilitation and resale of the property, title to these properties is held by the Company. The Company's income from this activity is limited to the fees and interest charged in connection with providing the funding and is not related to any gain or loss on the sale of the property. From the commencement of this activity on September 1, 1996 through December 31, 1996, the Company completed 35 transactions and recorded revenues of $5.1 million and cost of sales of $4.8 million. During the nine months ended September 30, 1997, the Company completed 118 such transactions and at September 30, 1997, the Company had 140 properties in various stages of rehabilitation and awaiting resale. The Company's revenues and costs of sales from this activity for the nine months ended September 30, 1997 were $17.5 million and $16.5 million, respectively. Although the Company expects to continue this activity in its markets, there can be no assurance that the Company's historical rate of growth of this activity will continue in future periods.

     The Company has experienced significant growth in recent years, originating $47 million in mortgage loans in 1994, $71 million in mortgage loans in 1995, $133 million in mortgage loans in 1996 and $208 million in mortgage loans in the nine months ended September 30, 1997. For the nine months ended September 30, 1997, sub-prime loans originated by the Company accounted for 16% of its total mortgage originations. For its fiscal years ended December 31, 1995 and 1996 and for the nine months ended September 30, 1997, the Company had revenues from its mortgage banking activities of $3.4 million, $6.8 million and $10.1 million, respectively.

     There can be no assurance that the Company's historical rate of growth will continue in future periods.

Results of Operations

 Nine Months Ended September 30, 1996 and 1997

     Revenues. The following table sets forth the components of the Company's revenues for the periods indicated:


                                                           Nine Months Ended September 30,
                                                           -------------------------------
                                                                1996            1997
                                                           -------------   --------------
Sales of residential rehabilitation properties .........    $1,016,500      $17,519,462
Gains on sales of mortgage loans .......................     4,254,846        8,641,550
Interest earned ........................................       563,261        1,412,083
Gain on sale of securities available for sale ..........        29,605               --
                                                            ----------      -----------
Total revenues .........................................    $5,864,212      $27,573,095
                                                            ==========      ===========

     Sales of residential rehabilitation properties increased by $16.5 million to $17.5 million for the nine months ended September 30, 1997 from $1.0 million for the nine months ended September 30, 1996. This increase was primarily due to the increase in the number of properties sold which increased to 118 for the nine months ended September 30, 1997 from nine for the nine months ended September 30, 1996. The Company completed 28, 32 and 58 sales for the quarters ended March 31, 1997, June 30, 1997 and September 30, 1997, respectively.

     Gains on sales of mortgage loans increased by $4.4 million, or 103%, to $8.6 million for the nine months ended September 30, 1997 from $4.3 million for the nine months ended September 30, 1996. This increase was primarily due to
(a) increased loan originations and loan sales by the Company's existing retail offices, and (b) loan originations and sales by the Company's New Jersey wholesale division and New York B-C-D division, which commenced operations in January 1997 and April 1997, respectively. The Company has increased its mortgage originations during each quarter of 1997. Total mortgage originations were $38.3 million, $71.4 million and $98.3 million for the quarters ended March 31, 1997, June 30, 1997 and September 30, 1997, respectively. Although there can be no assurance thereof, the Company expects mortgage originations to increase, and therefore believes that its loan origination fees, interest income and gains on sales of mortgage loans will increase.

     Interest earned increased by $850,000, or 151%, to $1.4 million for the nine months ended September 30, 1997 from $563,000 for the nine months ended September 30, 1996. This increase was primarily attributable to increased mortgage originations during the nine months ended Sepember 30, 1997 as compared to the nine months ended September 30, 1996 and an increase in the amount of sub-prime mortgage originations which generally are held for sale longer than conventional originations.

     Expenses. The following table sets forth the Company's expenses for the periods indicated:

                                                                     Nine Months Ended September
                                                                                 30,
                                                                    -----------------------------
                                                                         1996            1997
                                                                    -------------   -------------
Costs of sales -- residential rehabilitation properties .........    $  951,744      16,522,515
Compensation and benefits .......................................     2,617,789       4,790,405
Advertising and promotion .......................................       114,359         132,460
Broker fees paid and other loan costs ...........................       124,368         669,232
Occupancy and equipment .........................................       161,392         243,003
Messenger service ...............................................        56,929          79,220
Office supplies and expense .....................................       117,623         126,077
Telephone .......................................................        87,318         138,296
Interest expense ................................................       534,175       1,573,591
Other operating expenses ........................................       308,299         784,032
                                                                     ----------      ----------
Total expenses ..................................................    $5,073,996     $25,058,831
                                                                     ==========     ===========

     Although there can be no assurance thereof, the Company believes that the expected increase in mortgage origination volume and residential rehabilitation activities will result in increases in expenses.

     Costs of sales -- residential rehabilitation properties increased by $15.6 million to $16.5 million for the nine months ended September 30, 1997 from $1.0 million for the nine months ended September 30, 1996. This increase was primarily due to the increase in the number of properties purchased and sold.

     Compensation and benefits expenses increased by $2.2 million, or 83%, to $4.8 million for the nine months ended September 30, 1997 from $2.6 million for the nine months ended September 30, 1996. This increase was primarily attributable to increased sales' salaries and commissions, which are based substantially on loan production. Administrative and support personnel increased from 29 employees at September 30, 1996 to 52 employees at September 30, 1997.

     Broker fees and other loan costs increased by $545,000, or 438%, to $669,000 for the nine months ended September 30, 1997 from $124,000 for the nine months ended September 30, 1996. This increase was primarily attributable to a substantial increase in the amount of loans originated by the Company's wholesale division during this period.

     Occupancy and equipment expenses increased by $82,000, or 51%, to $243,000 for the nine months ended September 30, 1997 from $161,000 for the nine months ended September 30, 1996. This increase was primarily attributable to increases in various equipment leases, and the recent expansion of office space, both in New Jersey and New York.

     Messenger service expense increased by $22,000, or 39%, to $79,000 for the nine months ended September 30, 1997 from $57,000 for the nine months ended September 30, 1996. This increase was primarily attributable to the increase in mortgage originations.

     Office supplies and expense increased by $8,000, or 7%, to $126,000 for the nine months ended September 30, 1997 from $118,000 for the nine months ended September 30, 1996. This increase was primarily attributable to the increase in mortgage originations.

     Telephone expense increased by $51,000, or 58%, to $138,000 for the nine months ended September 30, 1997 from $87,000 for the nine months ended September 30, 1996. This increase was primarily attributable to the increase in the number of employees resulting from the increase in mortgage originations.

     Interest expense increased by approximately $1.0 million, or 195%, to $1.6 million for the nine months ended September 30, 1997 from $534,000 for the nine months ended September 30, 1996. Of this increase, approximately $764,000 was attributable to the increase in the volume of mortgage loans funded through the Company's Warehouse Facility. The remaining increase was primarily attributable to interest paid to the Company's warehouse banks and the Company's affiliates relating to the funding of residential rehabilitation properties.

     Other operating expenses increased by $476,000, or 154%, to $784,000 for the nine months ended September 30, 1997 from $308,000 for the nine months ended September 30, 1996. This increase was partially attributable to legal, accounting and professional fees, which increased by $88,000 from the prior period. The remainder of the increase was attributable to increased expenses incurred in connection with the growth in the operations of the Company.


Years Ended December 31, 1995 and 1996

     Revenues. The following table sets forth the components of the Company's revenues for the periods indicated:



                                                             Years Ended December 31,
                                                           -----------------------------
                                                                1995            1996
                                                           -------------   -------------
Sales of residential rehabilitation properties .........            --     $ 5,073,253
Gains on sales of mortgage loans .......................    $3,168,565       6,104,397
Interest earned ........................................       231,916         735,802
Gain on sale of securities available for sale ..........            --          29,605
                                                            ----------     -----------
Total revenues .........................................    $3,400,481     $11,943,057
                                                            ==========     ===========

     Revenue from sales of residential rehabilitation properties increased to $5.1 million for the year ended December 31, 1996 from $0 for the year ended December 31, 1995. This activity commenced in September 1996.

     Gains on sales of mortgage loans increased by $2.9 million, or 93%, to $6.1 million for the year ended December 31, 1996 from $3.2 million for the year ended December 31, 1995. This increase was primarily due to increased loan originations and loan sales by the Company's existing retail offices and an increase in the number of properties sold to 35 for year ended December 31, 1996 from 0 for the year ended December 31, 1995. Although there can be no assurance thereof, the Company expects mortgage originations to increase, and therefore believes that its loan origination fees, interest income and gains on sales of mortgage loans will increase.

     Interest earned increased by $500,000, or 217%, to $736,000 for the year ended December 31, 1996 from $232,000 for the year ended December 31, 1995. This increase was primarily attributable to the increase in mortgage origination for 1996 as compared to 1995 and to the Company utilizing its Warehouse Facility to a greater degree in 1996. During 1995, a portion of its mortgage originations were funded directly by institutional investors at closing.

     Expenses. The following table sets forth the Company's expenses for the periods indicated:



                                                                      Years Ended December 31,
                                                                    -----------------------------
                                                                         1995            1996
                                                                    -------------   -------------
Costs of sales -- residential rehabilitation properties .........            --     $ 4,788,944
Compensation and benefits .......................................    $2,069,443       3,674,490
Advertising and promotion .......................................        71,879         207,381
Broker fees paid and other loan costs ...........................        85,555         237,147
Occupancy and equipment .........................................       157,734         208,929
Messenger service ...............................................        50,533          81,400
Office supplies and expense .....................................        83,087         155,868
Telephone .......................................................       106,547         120,239
Interest expense ................................................       245,281         839,284
Other operating expenses ........................................       327,262         564,190
                                                                     ----------     -----------
Total expenses ..................................................    $3,197,321     $10,877,872
                                                                     ==========     ===========

     Costs of sales -- residential rehabilitation properties increased to $4.8 million for the year ended December 31, 1996 from $0 for the year ended December 31, 1995. This activity commenced in September, 1996.

     Compensation and benefits expenses increased by $1.6 million, or 78%, to $3.7 million for the year ended December 31, 1996 from $2.1 million for the year ended December 31, 1995. This increase was primarily attributable to increased sales' salaries and commissions, which are based substantially on loan production. Administrative and support personnel increased from 17 employees at December 31, 1995 to 33 employees at December 31, 1996.

     Advertising and promotion expenses increased by $136,000, or 189%, to $207,000 for the year ended December 31, 1996 from $72,000 for the year ended December 31, 1995. This increase was primarily attributable to the promotional costs associated with loan origination activities, and, to a lesser extent, direct marketing and general advertising.

     Broker fees paid and other loan costs increased $152,000, or 177%, to $237,000 for the year ended December 31, 1996 from $86,000 for the year ended December 31, 1995. This increase was primarily attributable to the increase in mortgage loans originated.

     Occupancy and equipment expenses increased by $51,000, or 32%, to $209,000 for the year ended December 31, 1996 from $158,000 for the year ended December 31, 1995. This increase was primarily attributable to increases in various equipment leases.

     Messenger service expenses increased by $31,000, or 61%, to $81,000 for the year ended December 31, 1996 from $51,000 for the year ended December 31, 1995. This increase was primarily attributable to the increase in mortgage originations.

     Office supplies and expense increased by $73,000, or 88%, to $156,000 for the year ended December 31, 1996 from $83,000 for the year ended December 31, 1995. This increase was primarily attributable to the increase in mortgage loan originations.

     Telephone expense increased $14,000, or 13%, to $120,000 for the year ended December 31, 1996 from $107,000 for the year ended December 31, 1995. This increase was primarily attributable to the increase in the number of employees resulting from the increase in mortgage orginations.

     Interest expense increased by $594,000, or 242%, to $839,000 for the year ended December 31, 1996 from $245,000 for the year ended December 31, 1995. This increase was primarily attributable to the increase in the volume of loans, substantially all of which were funded through the Company's Warehouse Facility. Approximately $77,000 of the increase relates to interest paid on the Company's Warehouse Facility and to the Company's affiliates relating to real estate rehabilitation financing during the period.

     Other operating expenses increased by $237,000, or 72%, to $564,000 for the year ended December 31, 1996 from $327,000 for the year ended December 31, 1995. This increase was primarily attributable to the Company's increased volume of loan originations.

Years Ended December 31, 1994 and 1995

     Total revenues increased $2.2 million, or 187%, to $3.4 million for the year ended December 31, 1995 from $1.2 million for the year ended December 31, 1994. This increase in revenues was primarily attributable to the increase in loan originations relating to the opening and expansion of the New York retail division in late 1994. The increase in 1995 loan originations was also attributable to the more favorable interest rate and economic environment in 1995 from 1994.

     Total expenses increased by $2.1 million, or 184%, to $3.2 million for the year ended December 31, 1995 from $1.1 million for the year ended December 31, 1994. This increase was primarily attributable to increased costs associated with additional personnel required to process the greater volume of originations and greater operating expenses related to the increase in loan originations during the year ended December 31, 1995 as compared to the year ended December 31, 1994.

     Compensation and benefit expenses increased by $1.4 million, or 192%, to $2.1 million for the year ended December 31, 1995 from $709,000 for the year ended December 31, 1994. This increase was primarily attributable to increased sales' salaries and commissions which are based substantially on loan production. Administrative and support personnel increased from 7 employees at December 31, 1994 to 17 employees at December 31, 1995.

     Interest expense increased by $225,000 or 1,118%, to $245,000 for the year ended December 31, 1995 from $20,000 for the year ended December 31, 1994. During the years ended December 31, 1994 and 1995, substantially all of the Company's originations were funded directly by institutional investors at closing (table funding).

     Other operating expenses increased by $189,000, or 137%, to $327,000 for the year ended December 31, 1995 from $138,000 for the year ended December 31, 1994. This increase in expenses was primarily attributable to the Company's increased volume of loan originations during the year ended December 31, 1995.

Liquidity and Capital Resources

     The Company's principal financing needs consist of funding its mortgage loans and residential rehabilitation properties. To meet these needs, the Company currently relies on borrowings under the Warehouse Facility, borrowings from affiliates and cash flow from operations. At September 30, 1997, maximum permitted borrowings under the Warehouse Facility were $70 million and the amount of such outstanding borrowings was $55.9 million. The Warehouse Facility is secured by the mortgage loans and residential rehabilitation properties funded with the proceeds of such borrowings. Borrowings from affiliates are secured by mortgages on the residential rehabilitation properties for which monies were borrowed.

     Under the Borrowing Agreement, the interest rate charged for borrowings is LIBOR plus 2 1/4% on fixed loans and LIBOR plus 2% on adjustable rate mortgages. The Borrowing Agreement expires on May 31, 1998 and is funded by two commercial banks. The Borrowing Agreement contains certain covenants limiting indebtedness, liens, mergers, changes in control and sales of assets, and requires the Company to maintain minimum net worth and other financial ratios. The Company expects to be able to renew or replace the Borrowing Agreement when its current term expires. See "Business -- Loan Funding and Borrowing Arrangements."

     The Company's Borrowing Agreement with two commercial banks (PNC Mortgage Bank and LaSalle National Bank) commenced in July 1997 and was amended on September 30, 1997 to allow the Company to borrow up to $50 million to finance its mortgage banking operations. The Borrowing Agreement was further amended to allow the Company to borrow up to $60 million through February 17, 1998. These borrowings are to be repaid with the proceeds received by the Company from the sale of its originated loans to institutional investors or, in the case of residential rehabilitation activities, from the proceeds from the sale of the properties. The Borrowing Agreement requires the Company to comply with certain financial covenants, including maintaining a minimum tangible net worth, levels and ratios of indebtedness, restrictions on the sale or pledge of any future retained servicing rights, restrictions on the payments of dividends and distributions and provisions with respect to merger, sale of assets, acquisitions, change of control and change in senior management. The Borrowing Agreement contains a cross default provision in the event that the Company is in default of other loan agreements whereby the Company owes, in the aggregate, more than $100,000. In addition, borrowings are guaranteed by Ronald Friedman, President, Chief Executive Officer and a Director of the Company and Robert Friedman, Chairman of the Board of Directors, Chief Operating Officer, Secretary and Treasurer of the Company. As of September 30, 1997, total borrowings outstanding under the Borrowing Agreement were $35 million. The Company's Borrowing Agreement with these two banks expires on May 31, 1998, and is terminable by the banks at any time without cause, upon 60 days notice to the Company.

     From August 1996 through November 1997, one of the commercial banks that provides the Borrowing Agreement supplemented this lending facility through the Gestation Agreement, which for financial reporting is characterized by the Company as a borrowing transaction. The Gestation Agreement provides the Company with up to $20 million of additional funds for loan originations through the Company's sale to this bank of originated mortgage loans previously funded under the Borrowing Agreement and committed to be sold to institutional investors. Under the Gestation Agreement, the Company is required to arrange for institutional investors to take delivery of the loans within 20 days of their sale to the bank; otherwise the Company is required to repurchase the loans. As of September 30, 1997, total fundings under this Gestation Agreement were $20 million. On November 15, 1997 the Gestation Agreement expired. The bank providing the Gestation Agreement exited the business of providing gestation lines of credit, but allowed the Company to continue to utilize the line of credit until January 15, 1998. Since January 15, 1998, the Company has been allowed to maintain the outstanding balance under the Gestation Agreement, but the Company is not allowed to borrow any additional funds. The Company will repay the amount outstanding under the Gestation Agreement in the ordinary course of business. The Company believes that other financial institutions will provide it with a gestation line of credit, but no assurance can be made that the Company will find such financial institution or that the line of credit will be available on reasonable terms or at all. See "Business -- Loan Funding and Borrowing Arrangements."

     Since September 1, 1996, the Company has borrowed funds from three corporations owned by Ronald Friedman, the President, Chief Executive Officer and a Director of the Company, and Robert Friedman, the Chairman of the Board of Directors, Chief Operating Officer, Secretary and Treasurer of the Company, to provide funding for residential rehabilitation properties and for working capital purposes. At September 30, 1997 borrowings from affiliates totalled $3.0 million. At December 31, 1996 borrowings from affiliates totalled $762,000. Interest on borrowings from affiliates is 10% per annum and are secured by certain of the Company's residential rehabilitation properties. Following this Offering, the Company does not expect to borrow additional funds from these affiliated entities, or any other entities owned or controlled, either directly or indirectly, by Ronald Friedman or Robert Friedman. See "Certain Transactions".

     In November 1996, Ronald Friedman loaned the Company $275,000, evidenced by a promissory note, due in full on January 1, 1998, bearing an interest rate of 8% per year. In addition, the Company purchased the minority interest in RF Properties Corp. from Ronald Friedman giving the Company full ownership interest in RF Properties Corp. for $18,163, evidenced by a promissory note due the earlier of October 1, 1998, or the date of the consummation of this Offering, bearing an interest rate of 8% per year. These loans have been repaid as of January 1, 1998. See "Certain Transactions."

     The Company sells its loans to various institutional investors. The terms of these purchase arrangements vary according to each investor's purchasing requirements; however, the Company believes that the loss of any one or group of such investors would not have a material adverse effect on the Company.

     The Company expects to increase its production of mortgage originations through greater emphasis on B-C-D loans, expansion of wholesale operations and expansion into new geographic markets. The Company believes that wholesale lending represents a cost-effective means by which the Company may expand into, and develop a presence in new market areas. See "Business." This anticipated increase in production of mortgage originations is expected to be funded by additional borrowings under the Warehouse Facility, increased capital resulting from this Offering and funds provided from operations. To the extent that additional borrowings under the Warehouse Facility are not available on satisfactory terms, the Company will explore alternative means of financing, including raising capital through additional offerings of securities. The net proceeds of this Offering, together with the Company's existing capital resources, including the funds from its Warehouse Facility, are expected to enable the Company to fund its mortgage banking and residential rehabilitation operations for a minimum of 12 months following completion of the Offering.

Recent Accounting Pronouncements -- SFAS 128, SFAS 129, SFAS 130 and SFAS 131

     In February 1997, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards No. 128 ("SFAS 128"), "Earnings Per Share." SFAS 128 is effective for periods ending after December 15, 1997 and establishes standards for computing and presenting earnings per share ("EPS") for entities with publicly held common stock and common stock equivalents. The statement simplifies the computations of EPS that were previously found in APB Opinion No. 15 "Earnings Per Share" and replaces primary EPS with basic EPS and fully diluted EPS with diluted EPS. Basic EPS is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if all common stock equivalents were converted. This statement requires a reconciliation of the numerator and denominator of the two EPS calculations and the restatement of all prior period EPS data presented after adoption. The Company has not yet determined the impact SFAS 128 will have on its financial statements.

     In February 1997, the FASB issued Statement of Financial Accounting Standards No. 129 ("SFAS 129"), "Disclosure of Information about Capital Structure." SFAS 129 is effective for periods ending after December 15, 1997. The Statement consolidates the disclosure requirements related to an entity's capital structure that were previously contained in APB Opinions No. 10, "Omnibus Opinion -- 1996," and No. 15 "Earnings Per Share," and Financial Accounting Standards No. 47, "Disclosure of Long Term Obligations." The Company has not yet determined the impact SFAS 129 will have on its financial statements.

     In June 1997, the FASB issued Statement of Financial Accounting Standards No. 130 ("SFAS 130"), Reporting Comprehensive Income." SFAS 130 is effective for years beginning after December 15, 1997 and requires reclassification of financial statements for earlier periods provided for comparative purposes. The statement establishes standards for reporting and display of comprehensive income and its components. This statement requires that all items that are required to be recognized as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. Comprehensive income is defined as all changes in equity during a period, except those resulting from investments by owners and distributions to owners. The Company has not yet determined the impact SFAS 130 will have on its financial statements.

     In June 1997, the FASB issued Statement of Financial Accounting Standards No. 131 ("SFAS 131"), "Disclosures About Segments of an Enterprise and Related Information." SFAS 131 is effective for financial statements for periods beginning after December 15, 1997. In the initial year of application, comparative information for earlier years is to be restated. The statement requires that a public business enterprise report financial and descriptive information about its reportable operating segments. The Company has not yet determined the impact SFAS 131 will have on its financial statements.

Termination of S Corporation and Status of Income Taxes

     Upon the effective date of the Offering, the Existing Stockholders, pursuant to the terms of the Contribution Agreement, will contribute their shares of capital stock of Premier to the Company in exchange for 2,500,000 shares of Common Stock, which will constitute all of the shares of Common Stock outstanding prior to this Offering. Simultaneous with the Exchange, Premier will cease to be treated as an S corporation.

     As an S corporation, the Company's income, whether or not distributed, is taxed at the shareholder level for federal and state tax purposes. As a result of the Exchange, the Company and Premier, which will become a wholly-owned subsidiary of the Company, will be fully subject to federal and state income taxes, and the Company will record a deferred tax liability on its balance sheet. The amount of deferred tax liability to be recorded as of the date of termination of the S corporation status will depend upon timing differences between tax and book accounting principally relating to the recognition of income on the cash basis for tax purposes. The pro forma provision for income taxes in the accompanying statements of operations shows results as if the Company had always been fully subject to federal and state taxes at an assumed rate of approximately 42%.

                                   BUSINESS

General

     PMCC Financial Corp. is a specialty consumer financial services company providing a broad array of residential mortgage products to customers ranging from prime credit borrowers seeking "conventional" or FHA/VA loans to persons who cannot so qualify, i.e., so-called "B," "C" and "D" or "sub-prime" credit borrowers, seeking "non-conventional" loans. Since mid-1996, the Company has expanded and diversified its mortgage banking activities by opening a fully-staffed wholesale division, significantly increasing its "B," "C" and "D" mortgage originations and establishing a program to provide short-term funding to independent real estate agencies for one to four family residential rehabilitation properties.

     The Company's primary mortgage banking business objectives are to enhance its growth, to continue to offer a full range of mortgage products to all types of borrowers and to generate positive cash flow by selling substantially all originated loans for cash to institutional investors, usually without recourse, within a short period after such loans are originated, thereby reducing exposure to interest rate and credit risks. For the year ended December 31, 1996 and for the nine months ended September 30, 1997, the Company has had less than $50,000 of credit losses in each period from its mortgage banking activities.

     The Company has experienced significant growth in its mortgage banking activities in recent years, originating $47 million in mortgage loans in 1994, $71 million in mortgage loans in 1995, $133 million in mortgage loans in 1996 and $208 million in mortgage loans in the nine months ended September 30, 1997. For the nine months ended September 30, 1997, sub-prime loans originated by the Company accounted for 16% of its total mortgage originations. For its fiscal years ended December 31, 1995 and 1996 and for the nine months ended September 30, 1997, the Company had revenues from its mortgage banking activities of $3.4 million, $6.8 million and $10.1 million, respectively.

     The Company originates residential first mortgages in New York and New Jersey by a staff of 31 experienced retail loan officers (as of September 30, 1997) who obtain customers through referrals from local real estate agents, builders, accountants, financial planners and attorneys, as well as from direct customer contact via advertising, direct mail and promotional materials. The Company's wholesale division originates mortgage loans through independent mortgage bankers and brokers, who submit applications to the Company on behalf of a borrower. For the nine months ended September 30, 1997, approximately 67% of the Company's mortgage originations were derived from its retail mortgage operations and approximately 33% from its wholesale operations.

     The Company's revenues from mortgage banking activities are primarily generated from the premiums it receives on the sale of mortgage loans it originates, and from interest earned during the period the Company holds mortgage loans for sale. The Company's mortgage loans, together with servicing rights to these mortgages, are usually sold on a non-recourse basis to institutional investors, in each case within approximately seven to 30 days of the date of origination of the mortgage. In general, when the Company establishes an interest rate at the origination of a mortgage loan, it attempts to contemporaneously lock in an interest yield to the institutional investor purchasing that loan from the Company. By selling these mortgage loans, shortly following origination, the Company limits its exposure to interest rate fluctuations and credit risks. Furthermore, by selling its mortgage loans on a "servicing-released" basis, the Company avoids the administrative and collection expenses of managing and servicing a loan portfolio and it avoids a risk of loss of anticipated future servicing revenue due to mortgage prepayments in a declining interest rate environment.

     The Company also generates income by charging fees for short-term funding to independent real estate agencies for the purchase, rehabilitation and resale of vacant one-to-four family residences in New York City and Long Island, New York. The Company provides this funding to several independent real estate agencies who specialize in the rehabilitation and marketing of these properties. As security for providing the independent real estate agencies with the funding to accomplish the purchase, rehabilitation and resale of the property, title to the properties is held by the Company. The Company's income from this activity is limited to the fees and interest charged in connection with providing the funding and is not related to any gain or loss on the sale of the property. Because the Company holds the title to these properties, for financial reporting purposes the Company records as revenue the gross sales price of these properties when the properties are sold to the ultimate purchasers and it records cost of sales equal to the difference between such gross sales price and the amount of its contracted income pursuant to its contracts with the independent real estate agents. From the commencement of this activity on September 1, 1996 through December 31, 1996, the Company completed 35 transactions and recorded revenues of $5.1 million and cost of sales of $4.8 million. At December 31, 1996, the Company had 43 properties in various stages of rehabilitation and awaiting resale. During the nine months ended September 30, 1997, the Company completed 118 such transactions and at September 30, 1997, the Company had 140 properties in various stages of rehabilitation and awaiting resale. The Company's revenues and costs of sales from this activity for the nine months ended September 30, 1997 were $17.5 million and $16.5 million, respectively. Although the Company expects to continue this activity in its markets, there can be no assurance that the Company's historical rate of growth of this activity will continue in future periods. (See "Risk Factors -- Potential Losses Incurred from the Funding of the Purchase, Rehabilitation and Resale of Residential Real Estate"; and "Possible Fluctuations in Quarterly Performance").

     The growth of the Company's mortgage lending to "B," "C" and "D" credit borrowers reflects the establishment, in April 1997, of the Company's sub-prime lending division with experienced personnel, increased customer demand for sub-prime mortgage products and the availability of capital to the Company for these mortgage banking products. In most cases, "B," "C" and "D" credit borrowers have substantial equity in their residences and while some of these sub-prime customers have impaired credit, such customers also include individuals who seek an expedited mortgage process, and persons who are self-employed or, due to other circumstances, have difficulty verifying their income. The Company believes that the demand for loans by "B," "C" and "D" credit customers is less dependent on general levels of interest rates or home sales and therefore less cyclical than conventional mortgage lending. The Company's sub-prime mortgage lending activity is subject to certain risks, including risks related to the significant growth in the number of sub-prime lenders in recent years, risks related to certain potential competition (see "Risk Factors -- Competition"), and risks related to credit impaired borrowers (see "Risk Factors -- Mortgage Lending to Sub-Prime Borrowers").

Growth Strategy

     The Company's growth strategy includes the following elements:

   o increase the Company's "B," "C" and "D" mortgage originations through recruitment of experienced salespersons and acquisitions of mortgage brokers or mortgage banks in the Northeast that specialize in mortgage products for this target market. The Company believes that acquisitions of mortgage brokers and bankers who specialize in sub-prime mortgage products in particular local markets is a cost-effective way of reaching new customers. The Company has no present plans, agreements or arrangements with respect to any acquisition, but intends to pursue one or more of such acquisitions within the 12 month period following the closing of the Offering;

   o increase the Company's wholesale mortgage origination business in New
     York and expand into other states. The Company believes that its broad range of mortgage alternatives for most classifications of borrowers and its ability to promptly make decisions provides it with the opportunity to increase this aspect of its business in the New York and New Jersey markets and in other markets in to which it intends to expand. Prompt and consistent service to independent mortgage loan brokers who are sources of wholesale loan transactions is a key to the Company increasing its wholesale mortgage originations and establishes the basis for repeat business and referrals from these brokers;

   o expand the Company's retail mortgage origination business into Connecticut, Pennsylvania, Florida and Maryland. Over the next 12 months, the Company intends to open at least four "retail" sales offices (i.e., offices intended to deal directly with potential borrowers) in these states, although it has not yet identified the exact locations of these additional offices. This expansion activity will be based on the Company's ability to recruit experienced loan officers and other qualified personnel in particular markets. The expansion costs for new sales offices are generally mitigated by leasing short-term executive suite space until revenues are generated by the office, at which time the Company will lease permanent space. Controlling the costs of expansion permits the Company to enter and, if necessary, exit new geographic markets quickly with limited financial impact. The Company's goal is for each such office to achieve break-even operations within six months after opening;

   o expand the Company's residential rehabilitation activities outside of New York City and Long Island, New York. The Company believes that opportunities exist in other locations within New Jersey and the New York metropolitan area to provide fee-based short-term funding for residential rehabilitation properties. In some cases, this funding would be provided to one of the specialized real estate companies with which the Company already does business, while in other cases, the Company may elect to work with companies with which it has not done business in the past. The Company views its residential rehabilitation activities as important sources of fee business and follow-on mortgage origination business; and

   o recruit additional key personnel. The Company continues to seek to hire experienced mortgage loan and operations personnel, particularly with experience in sub-prime mortgage originations. The Company views its employees as key to its growth, and believes it offers compensation packages that will both attract new employees and retain existing ones.

     There can be no assurance as to the specific time-frame concerning when the Company will implement any elements of its growth strategy, whether the Company will be successful in implementing this strategy or whether the implementation of this strategy will result in increased revenue or income to the Company.

Operating Strategy

     The Company's operating strategy includes the following elements:

   o continue to provide quality service. The Company seeks to provide high levels of service to its retail customers and the broker network that is a source of wholesale loan originations. This service includes prompt preliminary approval of loans, consistent application of the Company's underwriting guidelines and prompt funding of loans. To provide this level of service, each loan is handled by a team of professionals that includes experienced loan sales personnel, processors and underwriters. The Company believes that this commitment to service provides it with a competitive advantage in establishing and maintaining a productive sales force and satisfactory broker relationships;

   o maintain underwriting standards. The Company's underwriting process is designed to thoroughly, expeditiously and efficiently review and underwrite each prospective loan and to insure that each such loan can be sold to a third-party investor by conforming to its requirements. The Company employs seven underwriters, with an average of twelve years of relevant mortgage loan experience, to ensure that all originated loans satisfy the Company's underwriting criteria. Each loan is reviewed and approved by a senior underwriter. The Company believes that its experienced underwriting staff provides it with the infrastructure required to manage and sustain the Company's growth rate while maintaining the quality of loans originated;

   o broaden product offerings. The Company frequently reviews its pricing and loan products relative to its competitors and introduces new loan products in order to meet the needs of its customers who may be "retail" customers and brokers who are sources of wholesale loan originations. The Company successfully negotiates master commitments from its investors for special niche products which are only offered to a limited number of companies nationwide. The Company intends to continue to negotiate these specialized master commitments to allow the Company to offer exceptional niche products that are only offered to a limited amount of companies nationwide;

   o continue delegated underwriting approval status. The Company seeks to provide a high level of service to its retail and wholesale accounts, by having internal authority to approve a large portion of the loans it sells. In addition to FNMA, FHLMC, FHA and jumbo loans, the Company has been delegated authority by certain institutional investors to approve many of the Company's niche products. The Company has provided training for its processors and underwriters to efficiently review each file for compliance with investor guidelines. The Company believes that its delegated authority to approve most loans provides it with a competitive advantage because it allows the Company to provide additional services to its borrowers and correspondents; and

   o invest in information systems. In its continued effort to increase efficiency, the Company plans to upgrade its information systems in 1998. The Company intends to continually look for ways to improve efficiencies through automation.

     The Company does not currently intend to engage in mortgage securitization activities.

Mortgage Products Offered

     The Company believes it is one of a small group of multi-state mortgage bankers that offer on a direct (or "retail") basis a broad array of mortgage products to prime credit borrowers (i.e., a credit-rated borrower seeking a conventional or FHA/VA insured loan), and borrowers who are unable to qualify for conforming home mortgages (i.e., the "B," "C" and "D" credit-rated, or sub-prime borrower). The Company's experience and expertise in numerous types of mortgage products also gives it the ability to originate a full range of mortgage products on a wholesale basis. This broad array of products allow most prospective borrowers to obtain a mortgage through the Company.

     The following are examples of the more than 200 mortgage programs offered to prime credit and sub-prime credit borrowers:

      o Fixed interest rate mortgages with a fixed monthly payment; this loan is fully amortizing over a given number of years (for example, 15 or 30 years); a portion of the monthly payment covers both interest and principal.

      o Fixed interest rate balloon mortgages with equal monthly payments are based on a long-term schedule (15 to 30 years), yet payment of the outstanding balance is due in full at an earlier date (5 to 10 years).

      o Adjustable interest rate mortgages ("ARMs") repayable over seven to 30 years with monthly payments adjusted on a periodic basis (i.e., six months or once a year) based upon interest rate fluctuations.

     ARMs offer additional alternatives:

      o Adjustment period -- This determines when the first interest rate and payment changes will take place; an ARM could make its initial adjustments after six months, one year, three years, five years or ten years and subsequent adjustments take place either every six months or one year thereafter.

      o Caps -- "Caps" place limits on payments and interest rate changes per adjustment period. For example, for an ARM that adjusts every year, the maximum increase in the interest rate on the adjustment date is typically 200 basis point per year (i.e., a mortgage would adjust from 7% to 9%) and 600 basis points for the life of the loan.

      o Index -- The index is the basis upon which interest rate adjustments are made; typically it is related to various Treasury bill rates or another widely published rate such as LIBOR.

     Mortgages are also offered with a variety of combinations of interest rates and origination fees so that its customers may elect to "buy-down" the interest rate by paying higher points at the closing or pay a higher interest rate and reduce or eliminate points payable at closing. The Company's mortgage products are further tailored, i.e., are offered with varying down payment requirements, loan-to-value ratios and interest rates, to a borrower's profile based upon the borrower's particular credit classification and the borrower's willingness or ability to meet varying income documentation standards -- the full income documentation program pursuant to which a prospective borrower's income is evaluated based on tax returns, W-2 forms and pay stubs; the limited income documentation program pursuant to which a prospective borrower's income is evaluated based on bank statements and profit and loss statements; the stated income program pursuant to which a prospective borrower's employment, rather than income, is verified; or the no ratio loan program pursuant to which a prospective borrower's credit history and collateral values, rather than income or employment, are verified. These loan variations give the Company the flexibility to extend mortgages to a wider range of borrowers.

     FHA/VA Mortgages. The Company has been designated by the U.S. Department of Housing and Urban Development ("HUD") as a direct endorser of loans insured by the Federal Housing Administration ("FHA") and as an automatic endorser of loans partially guaranteed by the Veterans Administration ("VA"), allowing the Company to offer so-called "FHA" or "VA" mortgages to qualified borrowers. Generally speaking, FHA and VA mortgages are available to borrowers with low/middle incomes and impaired credit classifications for properties within a specific price range (generally less than $160,950 for one-family residences or $205,912 for two-family residences located in the New York City metropolitan area). FHA and VA mortgages must be underwritten within specific governmental guidelines, which include income verification, borrower asset, borrower credit worthiness, property value and property condition. Because these guidelines require that borrowers seeking FHA or VA mortgages submit more extensive documentation and the Company perform a more detailed underwriting of the mortgage than prime credit mortgages, the Company's origination fees for these mortgages are generally higher than a comparable sized mortgage for a prime credit borrower.

Credit Classifications for Sub-Prime Borrowers

     The Company has established credit classifications for sub-prime borrowers "B+" through "D" -- including subratings within those categories -- based on the credit profiles of the applicant and a credit scoring model. These classifications are determined by factors that include the applicant's credit history, the loan-to-value ratio, the applicant's employment status, the applicant's income (and verification thereof), and the applicant's debt/income ratio. The Company believes its classifications are generally consistent with established industry-wide practices utilized by third-party investors to create and maintain a substantial liquid secondary market for these mortgages. The significance of these classifications is that mortgages for sub-prime borrowers typically carry higher origination fees and higher interest charges than conventional mortgages, and are, therefore, significantly more profitable to the Company than conventional and/or FHA/VA mortgages.

     The following table sets forth the Company's mortgage loan production volume by type of loan for each of the three years ended December 31, 1996, and for the nine months ended September 30, 1996 and 1997.

                                                                            Nine Months Ended September
                                        Years Ended December 31,                         30,
                               ------------------------------------------   ----------------------------
                                            ($ in thousands)                      ($ in thousands)
                                   1994           1995           1996           1996            1997
                               ------------   ------------   ------------   ------------   -------------
Conventional Loans:
 Volume ....................     $ 46,700       $ 51,300       $ 75,400       $ 54,900       $ 122,400
 Percentage of total volume           100%          72.6%          56.7%          56.8%           58.9%
FHA/VA Loans:
 Volume ....................           --       $ 19,400       $ 57,700       $ 41,800       $  52,300
 Percentage of total volume            --           27.4%          43.3%          43.2%           25.1%
Sub-Prime Loans:
 Volume ....................            *              *              *              *       $  33,300
 Percentage of total volume             *              *              *              *            16.0%
Total Loans:
 Volume ....................     $ 46,700       $ 70,700       $133,100       $ 96,700       $ 208,000
 Number of Loans ...........          273            470            890            636           1,430
 Average Loan Size .........     $    171       $    150       $    150       $    152       $     145

------------
*For the referenced periods, sub-prime loans represented less than five percent of the Company's loan originations and are included in the Company's conventional loans.

Operations

     Markets. The Company currently services mortgage customers in New York State (particularly in New York City and throughout Long Island) and New Jersey through three offices. Additionally, the Company has mortgage banking licenses in Connecticut and Florida. Within the next 12 months, the Company intends to open four additional retail offices in New York, Pennsylvania and Maryland and will open other retail offices as opportunities present themselves. These offices will allow the Company to focus on developing contacts with individual borrowers, local brokers and referral sources such as accountants, attorneys and financial planners. The Company will seek to increase its wholesale mortgage originations through its existing offices and by obtaining licenses in approximately 10 additional states within the next year. The Company intends to expand its residential rehabilitation activities through its existing and future agency relations.

     The Company also expects to expand into selected geographic markets through acquisitions of mortgage banking/mortgage broker businesses that have established niches in such areas. The Company believes these acquisitions are a cost-effective strategy for increasing mortgage originations, and is particularly interested in businesses in the Northeast and mid-Atlantic Region that specialize in mortgage products for "B," "C" and "D" customers.

     Retail Mortgage Originations. The Company's typical retail customer is assigned to one of the Company's mortgage loan officers working at one of the Company's offices who spends approximately one hour interviewing the applicant about his/her mortgage borrowing needs and explaining the Company's mortgage product alternatives. Following this interview, the mortgage loan officer assists the customer in completing an application and gathering supporting documentation (a "loan file"). Once the loan file is submitted, a sales manager reviews the file to verify that the loan complies with a specific product that the Company can resell to institutional investors. The Company assigns a loan processor to review a loan file for completeness and requests missing documentation from the borrower. The Company's review of a loan file and the related underwriting process generally includes matters such as verification of an applicant's sources of down payment, review of an applicant's credit report from a credit reporting agency, receipt of a real estate appraisal, verification of the accuracy of the applicant's income and other information, and compliance with the Company's underwriting criteria and those of either FHA and/or institutional investors. The Company's review/underwriting process allows it to achieve efficiency and uniformity in processing, as well as quality control over all loans. In the case of prime and FHA/VA mortgages, the underwriting process occurs at the Company's offices in Roslyn Heights, New York and Union, New Jersey, while sub-prime loans are separately processed and underwritten at the Company's office in Roslyn Heights, New York.

     When a loan reaches the underwriting department, the Company's goal is to promptly evaluate the loan file to reach preliminary decisions within 24 to 48 hours of receipt. After a loan has been approved, the Company issues a written loan commitment to the applicant which sets forth, among other things, the principal amount of the loan, interest rate, origination and/or closing fees, funding conditions and approval expiration dates.

     Approved applicants have a choice of electing to "lock-in" their mortgage interest rate as of the application date or thereafter or to accept a "prevailing" interest rate. A "prevailing" interest rate is subject to change in accordance with market interest rate fluctuations and is set by the Company three to five days prior to closing. At the closing, a Company-retained attorney or closing agent is responsible for completing the mortgage transaction in accordance with applicable law and the Company's operating procedures and completion of appropriate documentation.

     As a "retail" mortgage originator, the Company performs all the tasks required in the loan origination process, thereby eliminating any intermediaries from the transaction. This permits the Company to maximize fee income and to be a low cost provider of mortgage loans. This structure provides the Company with a competitive advantage over mortgage brokers, who must outsource a significant portion of the loan origination process, and over banks, which usually have greater overhead expenses than the Company. In addition, handling the entire loan origination process in-house leads to effective quality control and better communication among the various personnel involved.

     Wholesale Mortgage Operations. Wholesale mortgage originations are the responsibility of the Company's wholesale division, which solicits referrals of borrowers from a network of approximately 125 independent mortgage bankers and brokers located throughout New York and New Jersey. In wholesale originations, these mortgage bankers and brokers deal directly with the borrowers by assisting the borrower in collecting all necessary documents and information for a complete loan application, and serving as a liaison to the borrower throughout the lending process. The mortgage banker or broker submits this fully processed loan application to the Company for underwriting determination.

     The Company reviews the application of a wholesale originated mortgage with the same underwriting standards and procedures used for retail loans, issues a written commitment, and upon satisfaction of all lending conditions, closes the mortgage with a Company-retained attorney or closing agent who is responsible for completing the transaction as if it were a "retail" originated loan. Mortgages originated from the wholesale division are sold to institutional investors similar to those that purchase loans originated from the Company's "retail" operation.

     Because mortgage brokers may submit individual loan files to several prospective lenders simultaneously, the Company attempts to respond to an application as quickly as possible. Since the Company has been delegated authority from institutional investors to approve most loans, the Company generally issues an underwriting decision within 24 to 48 hours of receipt of a file.

     The Company works with approximately 125 mortgage bankers and brokers on a regular basis. The Company conducts due diligence on potential mortgage bankers and brokers, including verifying financial statements of the company and credit checks of principals, business references provided by the bankers or brokers and verifying through the banking department that the mortgage banker or broker is in good standing. Once approved, the Company requires that each mortgage banker or broker sign an agreement of purchase and sale in which the mortgage banker or broker makes representations and warranties governing both the mechanics of doing business with the Company and the quality of the loan submissions. In addition, the Company regularly reviews the performance of loans originated through mortgage bankers and brokers.

     Through the wholesale division, the Company can increase its loan volume without incurring the higher marketing, labor and other overhead costs associated with increased retail originations because brokers conduct their own marketing and employ their own personnel to attract customers, to assist the borrower in completing the loan application and to maintain contact with borrowers.

     Residential Rehabilitation Activities. In September 1996, the Company commenced a program of providing short-term fee-based funding to several real estate agencies with specialized expertise in the acquisition, rehabilitation and resale of vacant one-to-four family residential properties in New York City and Long Island, New York. These properties are generally offered to the agencies by banks or other mortgage companies that have acquired title and possession through a foreclosure proceeding. The Company's process of providing this short-term funding commences when an agency submits information about a property to the Company which the agency believes meets the Company's rehabilitation financing criteria. If the Company agrees to fund the rehabilitation of the property, it will advance the purchase of the property at up to 70% of the appraised value. The Company generally does not fund properties when the purchase price of the property is greater than 70% of the appraised value. As security for providing these independent real estate agencies with the funding to accomplish the purchase, residential rehabilitation and resale of the property, title to these properties is held by the Company. The Company's income from this activity is limited to the fees and interest charged in connection with providing the financing and not from any gain or loss on the sale of the property. The terms of these financing agreements with the agencies (the "Agent Agreement") provide that all risks relating to the ownership, marketing and resale of the property are borne by the agencies, including obtaining insurance on the property, maintaining the property and arranging for all aspects of offering and selling the property to potential buyers and renovating the property to the satisfaction of the buyer. The Agent Agreements also provide that the Company's fee, which averages approximately $9,500, is a priority payment after payment of the funds advanced by the Company, over any monies paid to the agencies. The agencies and their principals personally guaranty reimbursement of all costs and the total fee payable to the Company. The properties funded by the Company through the residential rehabilitation program are generally acquired at prices between $60,000 and $100,000 each, and the renovation/rehabilitation expenses (which are borne by the agencies) are usually between $10,000 and $20,000 per property. The period during which these properties are financed generally ranges from three to five months. Because the Company holds title to these properties, for financial reporting purposes the Company records as revenue the gross sales price of these properties when the properties are sold to the ultimate purchasers and it records cost of sales equal to the difference between such gross sales price and the amount of its contracted income pursuant to its contracts with the independent real estate agents.

     From inception of the program in September 1996 through September 30, 1997, the Company has completed 153 such residential rehabilitation transactions with four different agencies. The Company funded 103 of these properties for The Foreclosure Network and the remaining 50 with three other agents. At September 30, 1997, the Company held 140 properties in various stages of rehabilitation and resale in an aggregate amount of $12.4 million. At September 30, 1997, 37 residential rehabilitation properties had not been sold within five months of purchase, but were subsequently sold or under contract for sale.

     The Company's arrangement with these agencies is not exclusive, although the Company does encourage the agencies to provide the Company with a "first right" of funding each property that each agency has identified. The Company has investigated each agency and is satisfied that their financial condition and business repu-tation is acceptable. As the Company opens additional retail offices, it will consider funding residential rehabilitation properties in the areas served by such offices.

     The Company believes that its residential rehabilitation program serves as an additional source of mortgage originations since purchasers of such properties seek mortgage financings and are encouraged to submit applications to the Company. Of the 153 properties sold through September 30, 1997, more than 90% of the buyers of such properties obtained mortgages originated by the Company. The process by which these mortgages were processed and underwritten was identical to the Company's procedures for reviewing and underwriting mortgages originated from retail or wholesale sources, and each of these mortgages was sold to third party investors in the normal course of the Company's business.

Loan Funding and Borrowing Arrangements

     To date, the Company has funded its mortgage banking and residential rehabilitation financing activities in large part through the "Warehouse Facility" and its ability to continue to originate mortgage loans and provide residential rehabilitation financings is dependent on continued access to capital on acceptable terms.

     The Company's Borrowing Agreement with two commercial banks (PNC Mortgage Bank and LaSalle National Bank) commenced in July 1997, and was amended on September 30, 1997 to allow the Company to borrow up to $50 million to finance its mortgage banking operations. The Borrowing Agreement was further amended to allow the Company to borrow up to $60 million through February 17, 1998. These borrowings are repaid with the proceeds received by the Company from the sale of its originated loans to institutional investors or, in the case of residential rehabilitation activities, from the proceeds from the sale of the properties. The Company is required to comply with certain financial covenants and the borrowings are guaranteed by Ronald Friedman the Company's President, Chief Executive Officer and a director and Robert Friedman the Company's Chief Operating Officer, Secretary Treasurer and Chairman of the Board of Directors. As of September 30, 1997, total borrowings outstanding under the Borrowing Agreement were $35 million. The Company's Borrowing Agreement with these two banks expires on May 31, 1998, and is terminable by the banks at any time without cause, upon 60 days notice to the Company.

     The Borrowing Agreement requires the Company to repay the amount it borrows to fund a loan generally within 60 to 90 days after the loan is closed or when the Company receives payment from the sale of the funded loan, whichever occurs first. Until the loan is sold to an investor and repayment of the loan is made under the Borrowing Agreement, the Borrowing Agreement provides that the funded loan is pledged to secure the Company's outstanding borrowings. Interest payable on fixed loans is LIBOR plus 2 1/4% per year, while interest payable on adjustable rate mortgages is LIBOR plus 2% per year.

     From August 1996 through November 1997, one of the commercial banks that provides the Borrowing Agreement supplemented this lending facility through the Gestation Agreement, which for financial reporting is characterized by the Company as a borrowing transaction. The Gestation Agreement provides the Company with up to $20 million of additional funds for loan originations through the Company's sale to this bank of originated mortgage loans previously funded under the Borrowing Agreement and committed to be sold to institutional investors. Under the Gestation Agreement, the Company is required to arrange for institutional investors to take delivery of the loans within 20 days of their sale to the bank; otherwise the Company is required to repurchase the loans. As of September 30, 1997, total fundings under this Gestation Agreement were $20 million. On November 15, 1997 the Gestation Agreement expired. The bank providing the Gestation Agreement exited the business of providing gestation lines of credit, but has allowed the Company to continue to utilize the line of credit until January 15, 1998. Since January 15, 1998, the Company has been allowed to maintain the outstanding balance under the Gestation Agreement, but the Company is not allowed to borrow any additional funds. The Company will repay the amount outstanding under the Gestation Agreement in the ordinary course of business. The Company believes that other financial institutions will provide it with a gestation line of credit, but no assurance can be made that the Company will find such financial institution or that the line of credit will be available on reasonable terms or at all.

     From time to time, the Company has borrowed from three affilated corporations owned by Ronald Friedman and Robert Friedman. The maximum borrowings from these affiliates were approximately $3.0 million. As of September 30, 1997, $3.0 million remained outstanding, all of which is secured by a mortgage against the residential properties in rehabilitation pursuant to a mortgage agreement. As the residential property is sold, the proceeds are used to repay the mortgage on the particular property. Interest payable pursuant to this agreement is 10% per year.

     In November 1996, Ronald Friedman loaned the Company $275,000, evidenced by a promissory note, due in full on January 1, 1998, bearing an interest rate of 8% per year. In addition, the Company purchased the minority interest in RF Properties Corp. from Ronald Friedman for $18,163, evidenced by a promissory note due the earlier of October 1, 1998 or the date of the consummation of this Offering. The note bears an interest rate of 8% per year. These loans have been repaid as of January 1, 1998. See "Certain Transactions."

Sale of Loans

     The Company follows a strategy of selling all of its originated loans for cash to institutional investors, usually on a non-recourse basis. This strategy allows the Company to (i) generate near-term cash revenues, (ii) limit the Company's exposure to interest rate fluctuations and (iii) substantially reduce any potential expense or loss in the event the loan goes into default after the first month of its origination. The non-recourse nature of the majority of the Company's loan sales do not, however, entirely eliminate the Company's default risk since the Company may be required to repurchase a loan from the investor or indemnify an investor if the borrower fails to make its first mortgage payment or if the loan goes into default and the Company is found to be negligent in uncovering fraud in connection with the loan origination process. At September 30, 1997, the Company had a reserve of approximately $70,000 against this potential liability.

     The Company's mortgage loan sales are made to a select number of institutional investors. From June 1997 through September 30, 1997, the Company had an agreement with IMC to sell up to $32 million of "B," "C" and "D" loans which assured the Company's sale of these loans in bulk, at favorable prices. Although the Company's agreement with IMC expired on September 30, 1997, IMC continues to purchase loans from the Company. During 1996 and 1997, the Company sold substantially all of its prime and FHA/VA loans to three other institutional investors. The Company, consistent with industry custom, has, from time to time, made arrangements with these and other institutional investors that allow the Company to sell mortgage loans at favorable prices if targeted loan volumes are achieved.

Quality Control

     In accordance with HUD regulations, the Company is required to perform quality control reviews of its FHA mortgage originations. These quality control procedures are performed by an independent contractor who delivers its quality control reports to the Company's management on a monthly basis. The quality control process examines branch offices and approximately 10% of all mortgage originations for compliance with federal and state lending standards, which may involve reverifying employment and bank information and obtaining separate credit reports and property appraisals.

Marketing and Sales

     The Company has developed numerous marketing programs at both the corporate and the branch office level. These programs include, among others, market-sensitive advertising in key newspapers and other publications, public relations, promotional materials customized for consumers and real estate professionals, collateral materials supporting particular product promotions, educational seminars, trade shows, telemarketing, and sponsoring or promoting other special events. The Company also conducts seminars in conjunction with other real estate professionals targeting potential home buyers. The Company is active with local boards of realtors, Better Business Bureaus and the Builders Association of America. All of the Company's loan representatives support these activities with extensive personal contact.

Competition

     The mortgage banking industry is highly competitive in the states where the Company conducts business and in the states into which it seeks to expand. The Company's competitors include financial institutions, such as other mortgage bankers (e.g. Countrywide Credit Industries, Inc. and Delta Financial Corp.), state and national commercial banks, savings and loan associations (e.g. Long Island Savings Bank and Dime Savings Bank), credit unions, insurance companies and other finance companies. Many of these competitors are substantially larger and have considerably greater financial, technical and marketing resources than the Company.

     Competition in the mortgage banking industry is based on many factors, including convenience in obtaining a loan, customer service, marketing and distribution channels, amount and term of the loan and interest rates. The Company believes that its competitive strengths include providing prompt, responsive service and flexible underwriting to independent mortgage bankers and brokers. The Company's underwriters apply its underwriting guidelines on an individual basis but have the flexibility to deviate from such guidelines when an exception or upgrade is warranted by a particular loan applicant's situation, such as evidence of a strong mortgage repayment history relative to a weaker overall consumer-credit repayment history. This provides independent mortgage bankers and brokers working with the Company the ability to offer loan programs to a diversified class of borrowers.

     Since there are significant costs involved in establishing retail mortgage offices, there may be potential barriers to market entry for any company seeking to provide a full range of mortgage banking services. No single lender or group of lenders has, on a national level, achieved a dominant or even a significant share of the market with respect to loan originations for first mortgages.

     The Company believes that it is able to compete on the basis of providing prompt and responsive service and offering competitive loan programs to borrowers.

Information Systems

     The Company continues to design and integrate into its operations the ability to access critical information for management on a timely basis. The Company uses various software programs designed specifically for the mortgage lending industry. Each branch office provides headquarters and senior management with productivity and other key data. The information system provides weekly and monthly detailed information on loans in process, fees, commissions, closings, detailed monthly financial statements and all other aspects of running and managing the business. The Company anticipates using a portion of the estimated net proceeds of this Offering for upgrades and improvements to its information system. The cost of doing so is estimated to be $1 million, including software, hardware and telephone equipment for all locations. See "Use of Proceeds."

Regulation

     The Company's business is subject to extensive and complex rules and regulations of, and examinations by, various federal, state and local government authorities. These rules and regulations impose obligations and restrictions on the Company's loan originations and credit activities. In addition, these rules limit the interest rates, finance charges and other fees the Company may assess, mandate extensive disclosure to the Company's customers, prohibit discrimination and impose qualification and licensing obligations on the Company. The Company's loan origination activities are subject to the laws and regulations in each of the states in which those activities are conducted. The Company's lending activities are also subject to various federal laws, including the Federal Truth-in-Lending Act and Regulation Z promulgated thereunder, the Homeownership and Equity Protection Act of 1994, the Federal Equal Credit Opportunity Act and Regulation B promulgated thereunder, the Fair Credit Reporting Act of 1970, the Real Estate Settlement Procedures Act of 1974 and Regulation X promulgated thereunder, the Fair Housing Act, the Home Mortgage Disclosure Act and Regulation C promulgated thereunder and the Federal Debt Collection Practices Act, as well as other federal and state statutes and regulations affecting the Company's activities.

     These rules and regulations, among other things, impose licensing obligations on the Company, establish eligibility criteria for mortgage loans, prohibit discrimination, provide for inspections and appraisals of properties, require credit reports on prospective borrowers, regulate payment features, mandate certain disclosures and notices to borrowers and, in some cases, fix maximum interest rates, fees and mortgage loan amounts. Failure to comply with these requirements can lead to loss of approved status by the banking regulators of the various state governments where the Company operates, demands for indemnification or mortgage loan repurchases, certain rights of rescission for mortgage loans, class action lawsuits and administrative enforcement actions by federal and state governmental agencies.

     Although the Company believes that it has systems and procedures to insure compliance with these requirements and believes that it is currently in compliance in all material respects with applicable federal, state and local laws, rules and regulations, there can be no assurance of full compliance with current laws, rules and regulations or that more restrictive laws, rules and regulations will not be adopted in the future that could make compliance substantially more difficult or expensive. In the event that the Company is unable to comply with such laws or regulations, its business, prospects, financial condition and results of operations may be materially adversely affected.

     Members of Congress, government officials and political candidates have from time to time suggested the elimination of the mortgage interest deduction for federal income tax purposes, either entirely or in part, based on borrower income, type of loan or principal amount. Because many of the Company's loans are made to borrowers for the purpose of consolidating consumer debt or financing other consumer needs, the competitive advantage of tax deductible interest, when compared with alternative sources of financing, could be eliminated or seriously impaired by such government action. Accordingly, the reduction or elimination of these tax benefits could have a material adverse effect on the demand for mortgage loans of the kind offered by the Company.

Seasonality

     The mortgage banking industry is generally subject to seasonal trends. These trends reflect the general pattern of resales of homes, which sales typically peak during the spring and summer seasons and decline from January through March. Refinancings tend to be less seasonal and more closely related to changes in interest rates.

Environmental Matters

     In the course of its business, the Company takes title (for security purposes) to residential properties intended for near term rehabilitation and resale. Additionally, the Company may foreclosue on properties securing its mortgage loans. To date the Company has not been required to perform any investigation or remediation activities, nor has it been subject to any environmental claims relating to these activities. There can be no assurance, however, that this will remain the case in the future. Although the Company believes that the risk of an environmental claim arising from its ownership of a residential property (whether through residential rehabilitation financing or through foreclosure) is immaterial, the Company could be required to investigate and clean up hazardous or toxic substances or chemical releases at a property, and may be held liable to a governmental entity or to third parties for property damage, personal injury and investigation and clean up costs incurred by such parties in connection with the contamination, which costs may be substantial. In addition, the Company, as the owner or former owner of a contaminated site, may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from such property.

Employees

     As of September 30, 1997, the Company had 83 employees, substantially all of whom were employed full-time. Of these, 60 were employed at the Company's Roslyn Heights, New York headquarters, and 23 were employed at the Company's other offices. None of the Company's employees are represented by a union. The Company considers its relations with its employees to be satisfactory.

Properties

     The Company's executive and administrative offices are located at 66 Powerhouse Road, Roslyn Heights, New York, where the Company leases approximately 6,395 square feet of office space at an annual rent of approximately $150,000. The lease expires in August 2000.

     The Company leases 1,562 square feet of general office space in Hauppauge, New York pursuant to a lease that expires on December 31, 1999 at an average annual rent of approximately $19,000. The Company leases office space in Union, New Jersey pursuant to a lease that expires on February 28, 2002 with annual rent of $61,762.50. The Company also leases 1,670 square feet of office space in Roslyn Heights, New York pursuant to a lease that expires on January 31, 1998 with annual rent payments of $40,500.

Legal Proceedings

     In the ordinary course of its business, the Company is from time to time subject to various legal proceedings. The Company does not believe that any routine legal proceedings, individually or in the aggregate, will have a material adverse affect on the operations or financial condition of the Company.

                                  MANAGEMENT

Directors and Executive Officers

     The following table sets forth the names and ages of the Company's directors and persons nominated to become directors and executive officers and the positions they hold with the Company.

Name                               Age                      Position
-------------------------------   -----   --------------------------------------------
Ronald Friedman (1) ...........    33     President and Chief Executive
                                          Officer and Director
Robert Friedman (1) ...........    59     Chairman of the Board of Directors, Chief
                                          Operating Officer, Secretary, and Treasurer
Timothy J. Mayette ............    37     Chief Financial Officer
Keith S. Haffner ..............    50     Executive Vice President
Joel L. Gold (2) ..............    56     Nominee for Director
Stanley Kreitman (2) ..........    66     Nominee for Director

------------
(1) Ronald Friedman is the son of Robert Friedman
(2) Member of Audit Committee

     Ronald Friedman has been the President and Chief Executive Officer and a Director of the Company since its inception. From 1989 through 1991, Ronald Friedman was senior mortgage consultant at ICI Mortgage Corporation. From 1987 through 1989, Ronald Friedman was a senior accountant at Touche Ross & Co., an accounting firm. Ronald Friedman received a B.A. in Accounting from The George Washington University. Ronald Friedman has been a certified public accountant since 1989.

     Robert Friedman has been the Chairman of the Board of Directors, Chief Operating Officer, Secretary and Treasurer of the Company since its inception. Robert Friedman was also the Company's Chief Financial Officer until October 1997. Prior to forming the Company, Robert Friedman was senior partner specializing in real estate and mortgages at Bernstein & Friedman, P.C., an accounting firm. Robert Friedman received his BBA in accounting from the City College of New York in 1963. Robert Friedman has been a certified public accountant since 1964.

     Timothy J. Mayette joined the Company in October 1997 as the Company's Chief Financial Officer. Prior to joining the Company, Mr. Mayette was Chief Financial Officer at Mortgage Plus Equity and Loan Holdings Corp. from September 1996 through October 1997 and Vice President and Controller of BankAmerica Mortgage Corporation (formerly Arbor National Holdings, Inc.) from August 1991 through September 1996. Mr. Mayette received an MBA degree from Hofstra University in 1989 and is a certified public accountant.

     Keith S. Haffner has been the Executive Vice President of the Company since 1996. From 1994 through 1995, Mr. Haffner was Executive Vice President of Exchange Mortgage Corp., a mortgage banking company. From 1986 through 1994, Mr. Haffner was Senior Vice President of Mortgage Production Administration at Midcoast Mortgage Corp. Prior to 1986, Mr. Haffner was employed at various positions with the Mortgage Bankers Association and with the Department of Housing and Urban Development. Mr. Haffner received his B.A. in Political Science in 1969 and a Masters in Public Administration in Urban Studies and Real Estate Finance in 1972 from American University.

     Joel L. Gold has been nominated to become a Director of the Company following the closing of this Offering. In September 1997, Mr. Gold became Vice Chairman of Coleman and Company Securities, Inc. From April 1996 through September 1997, Mr. Gold was Executive Vice President and head of investment banking at L.T. Lawrence Co., an investment banking firm. From April 1995 to April 1996, Mr. Gold was a managing director and head of investment banking at Fechtor & Detwiler. From 1993 to 1995, Mr. Gold was a managing director at Furman Selz Incorporated, an investment banking firm. Prior to joining Furman Selz, from 1991 to 1993, Mr. Gold was a managing director at Bear Stearns & Co., an investment banking firm. Previously, Mr.

Gold was a managing director at Drexel Burnham Lambert for nineteen years. He is currently a member of the Board of Directors of Concord Camera, Sterling Vision, Inc., Life Medical Sciences and BCAM International, Inc. Mr. Gold has a law degree from New York University and an MBA from Columbia Business School.

     Stanley Kreitman has been nominated to become a Director of the Company following the closing of the Offering. Since March 1994, Mr. Kreitman has been Vice Chairman at Manhattan Associates, a merchant banking firm. From September 1975 through February 1994, Mr. Kreitman was President of United States Bancnote Corporation. Mr. Kreitman is Chairman of the Board of Trustees of New York Institute of Technology. He is currently a member of the Board of Directors of Porta Systems Corp., Medallion Funding Corp., and CCA Industries, Inc.

Board of Directors

     The Board of Directors currently consists of two members. There are two vacancies on the Board. Upon completion of this Offering, the Company expects to appoint Joel L. Gold and Stanley Kreitman as directors to its Board of Directors.

     The Company's Board of Directors is divided into three classes with each class consisting of, as nearly as may be possible, one-third of the total number of directors constituting the entire Board. The Company's Board of Directors presently consists of two members with one member in Class II and one member in Class III. Class III consists of Ronald Friedman, whose term will expire at the 2000 annual meeting of stockholders: and Class II consists of Robert Friedman, whose term will expire at the 1999 annual meeting of stockholders. There are currently no directors in Class I, but, upon their appointment upon completion of the Offering, Class I will consist of Joel L. Gold and Stanley Kreitman, whose terms will expire at the 1998 annual meeting of stockholders. After the initial term, each Class is elected for a term of three years. At each annual meeting, directors are elected to succeed those in the Class whose term expires at that annual meeting, such newly elected directors to hold office until the third succeeding annual meeting and the election and qualification of their respective successors.

     Executive officers of the Company are elected annually by the Board of Directors and serve until their successors are duly elected and qualified.

Board Committees

     Upon completion of this Offering, the Board of Directors will establish an Audit Committee. The Audit Committee will make annual recommendations to the Board of Directors concerning the appointment of the independent public accountants of the Company and will review the results and scope of the audit and other services provided by the Company's independent auditors. The Audit Committee will be comprised of Joel L. Gold and Stanley Kreitman.

Director Compensation

     Directors who are employees of the Company receive no compensation, as such, for services as members of the Board. It is expected that directors who are not employees of the Company will receive options to purchase 5,000 shares of Common Stock for each year served on the Board and reimbursement of expenses incurred in connection with attending such meetings.

Executive Compensation

     The following table shows all the cash compensation paid or to be paid by the Company, as well as certain other compensation paid or accrued, during the fiscal years indicated, to the Chief Executive Officer ("CEO") and the most highly compensated executive officers whose aggregate cash compensation exceeded $100,000 during the last three fiscal years.

                                                     Annual Compensation
                                                  --------------------------    Other Annual
Name and Principal Position               Year     Salary ($)     Bonus ($)     Compensation
--------------------------------------   ------   ------------   -----------   -------------
Ronald Friedman ......................   1997       $223,855            --          --
Chief Executive Officer,                 1996       $208,000       $46,538          --
President, Director                      1995       $126,800            --          --
Robert Friedman ......................   1997       $165,475            --          --
Chairman of the Board, Chief Operating   1996       $107,093            --          --
Officer, Secretary, Treasurer            1995             --            --          --
Keith Haffner ........................   1997       $126,811        51,000          --
Executive Vice President                 1996             --            --          --
                                         1995             --            --

Distributions of Interest

     During each of the years ended December 31, 1994, 1995 and 1996 and for the nine months ended September 30, 1997, Premier has made S corporation distributions to the Existing Stockholders in the aggregate amounts of $102,000, $150,000, $267,000 and $365,000, respectively. Prior to the Exchange,
Premier will declare a distribution to the Existing Stockholders in an amount equal to a portion of its undistributed S corporation earnings that will result in the Company's shareholders equity equaling $1.7 million at the date of the Offering. As of September 30, 1997, such distribution is currently estimated to be approximately $1.4 million.

Employment Agreements

     The Company will enter into employment agreements effective upon the consummation of the Offering with Ronald Friedman and Robert Friedman. Each of the employment agreements expire on December 31, 1999, unless sooner terminated for death, physical or mental incapacity or cause (which is defined as the uncured refusal to perform, or habitual neglect of, the performance of his duties, willful misconduct, dishonesty or breach of trust which causes the Company to suffer any loss, fine, civil penalty, judgment, claim, damage or expense, a material breach of the employment agreement, or a felony conviction), or terminated by either party with thirty (30) days' written notice, and are automatically renewed for consecutive terms, unless cancelled at least one year prior to expiration of the existing term. Each Employment Agreement provides that all of such executive's business time be devoted to the Company. In addition, each of the Employment Agreements also contain: (i) non-competition provisions that preclude each employee from competing with the Company for a period of two years from the date of the termination of his employment with the Company; (ii) non-disclosure and confidentiality provisions that all confidential information developed or made known during the term of employment shall be exclusive property of the Company; and (iii) non-interference provisions whereby, for a period of two years after his termination of employment with the Company, the executive shall not interfere with the Company's relationship with its customers or employees.

     The employment agreements include compensation plans for fiscal year 1998 whereby Ronald Friedman and Robert Friedman will each receive a salary of $250,000, and cash bonuses, if any, as determined by the Board of Directors in its discretion.

Key Man Life Insurance

     The Company owns, maintains and is the sole beneficiary of key man term life insurance policies on the lives of Ronald Friedman and Robert Friedman in the amounts of $3,000,000 and $750,000, respectively, on which the Company is named as beneficiary.

Limitation of Liability and Indemnification of Directors and Officers

     The Certificate of Incorporation of the Company (the "Certificate") provides that a director shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except: (i) for any breach of the director's duty of loyalty to the Company or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or knowing violations of law; (iii) for liability under
Section 174 of the Delaware General Corporation Law (relating to certain unlawful dividends, stock repurchases or stock redemptions); or (iv) for any transaction from which the director derived any improper personal benefit. The effect of this provision in the Certificate is to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior), except in certain limited situations. This provision does not limit or eliminate the rights of the Company or any stockholder to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director's duty of care. These provisions will not alter the liability of directors under federal securities laws.

     The Company's By-Laws provide that the Company shall indemnify each director and such of the Company's officers, employees and agents as the Board of Directors shall determine from time to time to the fullest extent provided by the laws of the State of Delaware.

Premier Stock Option Plan

     On April 1, 1997, the stockholders of Premier approved the Premier Plan. In connection with the Premier Plan, 375,000 shares (as adjusted) of Common Stock are reserved for issuance pursuant to options that have been granted under such plan through March 30, 2007. To date, no options have been exercised. The options vest over a three year period following the date of the grant.

     The purpose of the Premier Plan is to encourage stock ownership by employees of the Company, its divisions and subsidiary corporations and to give them a greater personal interest in the success of the Company. The Premier Plan is administered by the Board of Directors. The Board of Directors has the authority, in its discretion, subject to and not inconsistent with the express provisions of the Premier Plan, to administer the Premier Plan and to exercise all the powers and authorities either specifically granted to it under the Premier Plan or necessary or advisable in the administration of the Premier Plan, including, without limitation, the authority to grant options; to determine which options shall constitute incentive stock options ("ISO") and which options shall constitute non-qualified stock options; to determine which options (if any) shall be accompanied by rights or limited rights; to determine the purchase price of the shares of Common Stock covered by each Option (the "Option Price"); to determine the persons to who, and the time or times at which, options shall be granted; to determine the number of shares to be covered by each option; to interpret the Premier Plan; to prescribe, amend and rescind rules and regulations relating to the Premier Plan; and to make all other determinations deemed necessary or advisable for the administration of the Premier Plan. The Board of Directors may delegate to one or more of its members or to one or more agents such administrative duties as it may deem advisable, and the Board of Directors or any person to whom it has delegated duties as aforesaid may employ one or more persons to render advice with respect to any responsibility the Board of Directors or such person may have under the Premier Plan.

     Options granted under the Premier Plan may not be granted at a price less than the fair market value of the Common Stock on the date of grant (or 110% of fair market value in the case of persons holding 10% or more of the voting stock of the Company). The aggregate fair market value of shares for which ISOs granted to any employee are exercisable for the first time by such employee during any calendar year (under all stock option plans of the Company and any related corporation) may not exceed $100,000. Options granted under the Premier Plan will expire not more than ten years from the date of grant (five years in the case of ISOs granted to persons holding 10% or more of the voting stock of the Company). Options granted under the Premier Plan are not transferable during an optionee's lifetime but are transferable at death by will or by the laws of descent and distribution.

     After the Exchange, the Premier Plan will be converted to a plan to be adopted by the Company's shareholders. After the Exchange there will be options to purchase 375,000 shares of the Company's Common Stock outstanding at an exercise price of $6.00.

1997 Stock Option Plan

     In October , 1997, the Board of Directors of the Company adopted, and the stockholders approved, the 1997 Plan. The 1997 Plan has 375,000 shares of Common Stock reserved for issuance upon the exercise of options designated as either (i) an ISO or (ii) non-qualified options. ISOs may be granted under the 1997 Plan to employees and officers of the Company. Non-qualified options may be granted to consultants, directors (whether or not they are employees), employees or officers of the Company.

     The purpose of the 1997 Plan is to encourage stock ownership by certain directors, officers and employees of the Company and certain other persons instrumental to the success of the Company and to give them a greater personal interest in the success of the Company. The 1997 Plan is administered by the Board of Directors. The Board of Directors, within the limitations of the 1997 Plan, determines, with the approval of the Chief Executive Officer of the Company, the persons to whom options will be granted, the number of shares to be covered by each option, whether the options granted are intended to be ISOs, the option purchase price per share, the manner and time of exercise, the manner and form of payment upon exercise of an option, and restrictions such as repurchase rights or obligations of the Company. Options granted under the 1997 Plan may not be granted at a price less than the fair market value of the Common Stock on the date of grant (or 110% of fair market value in the case of persons holding 10% or more of the voting stock of the Company). The aggregate fair market value of shares for which ISOs granted to any employee are exercisable for the first time by such employee during any calendar year (under all stock option plans of the Company and any related corporation) may not exceed $100,000. Options granted under the 1997 Plan will expire not more than ten years from the date of grant (five years in the case of ISOs granted to persons holding 10% or more of the voting stock of the Company). Options granted under the 1997 Plan are generally not transferable during an optionee's lifetime but are transferable at death by will or by the laws of descent and distribution.

     As of the date of this Prospectus, the Company has not granted any options to purchase shares of Common Stock under the 1997 Plan.

Options

     To date, options have not been granted to either Ronald Friedman or Robert Friedman.

     To date, options to purchase an aggregate of 375,000 shares at an exercise price of $6.00 per share have been granted to employees under the Premier Plan and no options have been granted to employees under the 1997 Plan. To date no options have been exercised.

     The following table sets forth certain information with respect to individual grants of stock options made to date to the named executive officers and directors:

                                 Option Grants

                                                                                        Potential Realizable
                                                                                          Value at Assumed
                                                                                           Annual Rates of
                                                                                             Stock Price
                                  Date        Options      Exercise     Expiration        Appreciation for
            Name                Granted     Granted(1)       Price         Date            Option Terms(2)
----------------------------   ---------   ------------   ----------   ------------   -------------------------
                                                                                           5%           10%
Ronald Friedman ............        --            --         --                --            --            --
Robert Friedman ............        --            --         --                --            --            --
Timothy J. Mayette .........        --            --         --                --            --            --
Keith Haffner ..............    4/1/97        31,250      $ 6.00          3/30/07      $117,918      $298,827

------------
(1) Each option is exercisable for one share of Common Stock.

(2) The potential realizable value set forth under the columns represent the difference between the stated option exercise price and the market value of the Common Stock based on certain assumed rates of stock price appreciation from the initial public offering price of $9.00 per share and assuming that the options were exercised on their stated expiration date; the potential realizable values set forth do not take into account applicable tax and expense payments which may be associated with such option exercises. Actual realizable value, if any, will be dependent on the future price of the Common Stock on the actual date of exercise, which may be earlier than the stated expiration date. The 5% and 10% assumed annualized rates of stock price appreciation over the exercise period of the options used in the table above are mandated by the rules of the Securities and Exchange Commission and do not represent the Company's estimate or projection of the future price of the Common Stock on any date. There is no representation either express or implied that the stock price appreciation rates for the Common Stock assumed for purposes of this table will actually be achieved.

                             CERTAIN TRANSACTIONS

Certain Relationships

     Ronald Friedman, President, Chief Executive Officer, and a Director of the Company, is the son of Robert Friedman, Chairman of the Board of Directors, Chief Operating Officer, Secretary and Treasurer.

Reorganization and Termination of S Corporation Status

     From January 1992 through the date of this Prospectus, Premier was treated for federal income tax purposes as an S corporation, and was treated as an S corporation for certain state corporate income tax purposes under certain comparable state laws. As a result, Premier's historical earnings since January 1, 1992 have been taxed directly to Premier's stockholders at their individual federal and state income tax rates, rather than to Premier. On the date of the Exchange, pursuant to the terms of a contribution agreement (the "Contribution Agreement"), the existing Premier stockholders, Ronald Friedman and Robert Friedman (the "Existing Stockholders"), will contribute all of the shares of capital stock of Premier that they beneficially own or otherwise control to the Company in exchange for an aggregate 2,500,000 shares of Common Stock, which constitutes all of the stock of the Company outstanding prior to this Offering. As a result of the Exchange, the Company and Premier, which will be a wholly owned subsidiary of the Company, will be fully subject to federal and state income taxes, and the Company will record a deferred tax liability on its balance sheet. The amount of the deferred tax liability to be recorded as of the date of termination of Premier's S corporation status will depend upon timing differences between tax and book accounting. During each of the years ended December 31, 1994, 1995 and 1996 and for the nine months ended September 30, 1997, Premier has made S corporation distributions to the Existing Stockholders in the amounts of approximately $102,000, $150,000, $267,000 and $365,000, respectively.

     Prior to the Exchange, Premier will declare a distribution to its Existing Stockholders in an amount equal to a portion of its undistributed S corporation earnings. As of September 30, 1997, such amount is currently estimated to be approximately $1.4 million. Such distribution will be payable as follows: (i) immediately prior to this Offering, approximately $1 million will be payable, all of which is intended to reimburse such Existing Stockholders for, or otherwise satisfy, tax liabilities associated with S corporation earnings; and
(ii) S-Notes in the aggregate principal amount of $400,000, bearing an interest rate of 10% per annum, payable in four equal quarterly installments of principal and interest, with the final payment due within one year of the date of this Prospectus.

     Prior to the Exchange, the Company, Premier and the Existing Stockholders entered into a tax indemnification agreement (the "Tax Agreement") relating to their respective income tax liabilities. Because the Company will be fully subject to corporate income taxation after the termination of the Company's S corporation status, the reallocation of income and deduction between the period during which the Company was treated as an S corporation and the period during which Premier and the Company will be subject to corporate income taxation may increase the taxable income of one party while decreasing that of another party. Accordingly, the Tax Agreement is intended to assure that taxes are borne by the Company on the one hand and the Existing Stockholders on the other only to the extent that such parties received the related income. The Tax Agreement generally provides that, if an adjustment is made to the taxable income of Premier and the Company for a year in which it was treated as an S corporation, the Company will indemnify the Existing Stockholders, and the Existing Stockholders will indemnify the Company, against any increase in the indemnified party's income tax liability (including interest, penalties and related costs and expenses), with respect to any tax year to the extent such increase results in a related decrease in the income tax liability of the indemnifying party for that year. Moreover, the Tax Agreement specifically provides that the Existing Stockholders will not be responsible for any portion of any deferred tax liability recorded on the balance sheet of the Company upon termination of the S corporation status. The Company will also indemnify the Existing Stockholders for all taxes imposed upon them as a result of their receipt of an indemnification payment under the Tax Agreement. The Tax Agreement is not binding on the Internal Revenue Service or state taxing authorities and the IRS may assert a claim against the Existing Stockholders and/or the Company. Any payment made by the Company to the Existing Stockholders pursuant to the Tax Agreement may be considered by the Internal Revenue Service or state taxing authorities to be non-deductible by the Company for income tax purposes. Neither parties' obligations under the Tax Agreement are secured, and, as such, there can be no assurance that the Existing Stockholders or the Company will have funds available to make any payments which may become due under the Tax Agreement.

Loans from Affiliates

     From time to time, the Company has borrowed from three affilated corporations owned by Ronald Friedman and Robert Friedman. The maximum borrowings from these affiliates were approximately $3 million. As of September 30, 1997, $3 million remained outstanding, all of which is secured by mortgages against the residential properties in rehabilitation pursuant to a mortgage agreement. As the residential property is sold, the proceeds are used to repay the mortgage on the particular property. Interest payable pursuant to this agreement is 10% per year.

     In November 1996, Ronald Friedman loaned the Company $275,000, evidenced by a promissory note, due in full on January 1, 1998. In addition, the Company purchased the minority interest in RF Properties Corp. from Ronald Friedman for $18,163, evidenced by a promissory note due the earlier of October 1, 1998 or the date of the consummation of this Offering. The note bears an interest rate of 8% per year. These loans have been repaid as of January 1, 1998.

Stockholders Agreement

     Prior to the effective date of this Offering, the Company will enter into a stockholders agreement with Ronald Friedman and Robert Friedman. The stockholders agreement will provide that each of Ronald Friedman and Robert Friedman will vote their shares of Common Stock in favor of the other, with respect to their election to the Board of Directors. The stockholders agreement will also provide for the disposition and transfer of shares. In general, the stockholders agreement provides that all transferees, with the exception of a bona fide sale to a third party at fair market value, either by the registration of those shares or by an exemption from registration, will be bound by the stockholders agreement.

Indemnity Agreement

     The Company has entered into separate but identical indemnity agreements (the "Indemnity Agreements") with each director and executive officer of the Company (the "Indemnitees"). The Indemnity Agreements provide that the Company will indemnify each Indemnitee to the fullest extent authorized or permitted by law against payment of, and liability for, any and all expenses actually and reasonably incurred by the Indemnitee, including, but not limited to, judgments, fines, settlements and charges, costs, expenses of investigation and expenses of defense of legal actions, suits or proceedings payable by reason of the fact that the Indemnitee is or was a director and/or officer of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, in connection with the defense or settlement of such proceedings, provided it is determined that the Indemnitee acted in good faith and in a manner that he reasonably believed to be in or not opposed to the best interests of the Company and, in the case of a criminal proceeding, had no reasonable cause to believe that his conduct was unlawful. The Indemnity Agreements also provide that all costs and expenses incurred by the Indemnitee in defending or investigating such claim shall be paid by the Company (and shall be paid by the Company in advance of the final disposition thereof at the written request of the Indemnitee if the Indemnitee undertakes to repay the Company for any costs or expenses so advanced if it shall ultimately be determined by a court of competent jurisdiction in a final non-appealable adjudication that he is not entitled to indemnification under the Indemnity Agreement) unless the Company, independent legal counsel or the stockholders of the Company determine that: (i) the Indemnitee did not act in good faith and in a manner that he reasonably believed to be in or not opposed to the best interests of the Company; (ii) in the case of any criminal action or proceeding, the Indemnitee had reasonable cause to believe his conduct was unlawful; or (iii) the Indemnitee intentionally breached his duty to the Company or its stockholders.

                            PRINCIPAL STOCKHOLDERS

     The following table sets forth the beneficial ownership of the Common Stock as of the date of the Prospectus, and as adjusted to reflect the sale of 1,250,000 shares of Common Stock offered hereby, of (i) each person known by the Company to own beneficially five percent or more of the outstanding Common Stock immediately prior to the Offering; (ii) each director and nominee director of the Company; (iii) each executive officer of the Company; and (iv) all directors and executive officers of the Company as a group.

                                                Number of Shares Beneficially            Number of Shares Beneficially
                                                 Owned Prior to Offering (1)                Owned After the Offering
                                           ---------------------------------------   --------------------------------------
Name of Beneficial Owner                    Number of Shares     Percent of Class     Number of Shares     Percent of Class
----------------------------------------   ------------------   ------------------   ------------------   -----------------
Ronald Friedman (2)(5) .................        1,875,000                75%              1,875,000          50%
Robert Friedman (2)(4) .................          625,000                25%                625,000       16.67%
Timothy J. Mayette (2) .................               --                --                      --          --
Keith S. Haffner (2) ...................               --                --                      --          --
Joel L. Gold (3)(6) ....................               --                --                      --          --
Stanley Kreitman (6) ...................               --                --                      --          --
                                                ---------                --               ---------       -----
 All directors and executive officers as
   a group .............................        2,500,000               100%              2,500,000       66.67%
                                                =========               ===               =========       =====

------------
(1) Beneficial ownership is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934 and generally includes voting and investment power with respect to securities, subject to community property laws, where applicable. A person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days from the date of this Prospectus upon exercise of options or warrants. Each beneficial owner's percentage ownership is determined by assuming that options or warrants that are held by such person, (but not those held by any other person), and that are exercisable within 60 days from the date of this Prospectus have been exercised. Unless otherwise noted, the Company believes that all persons named in the table have sole voting and investment power with respect to all shares of Common Stock beneficially owned by them.

(2) Address is c/o PMCC Financial Corp., 66 Powerhouse Road, Roslyn Heights, New York 11577.

(3) Address is c/o Coleman and Company Securities, Inc., 717 Fifth Avenue, New York, New York 10022.

(4) Includes an aggregate of 40,000 shares owned by Robert Friedman's daughters, Donna Joyce and Suzanne Gordon, as to which he claims beneficial ownership; and 287,500 shares held in the name of The Robert Friedman 1998 Grantor Retained Annuity Trust, of which Robert Freidman is the Trustee.

(5) Includes 600,000 shares held in the name of The Ronald Freidman 1997 Grantor Retained Annuity Trust, of which Ronald Freidman is the Trustee.

(6) Nominees for Director.

                           DESCRIPTION OF SECURITIES

     The authorized capital stock of the Company consists of 1,000,000 shares of preferred stock, par value $.01 per share (the "Preferred Stock"), none of which is presently issued and outstanding, and 40,000,000 shares of Common Stock, par value $.01 per share, of which 2,500,000 shares were issued and outstanding following the contribution by the Existing Stockholders of their stock in Premier to the Company pursuant to the Contribution Agreement and are beneficially owned by Ronald Friedman the Company's President, Chief Executive Officer and a director of the Board and Robert Friedman, the Company's Chief Operating Officer, Secretary, Treasurer and Chairman of the Board of Directors.

Common Stock

     Holders of shares of Common Stock are entitled to one vote for each share held of record on matters to be voted on by the stockholders of the Company. Holders of shares of Common Stock are entitled to receive dividends when, as, and if declared by the Company's Board of Directors out of funds legally available to the Company. The Company currently intends to retain all future earnings for the use in the operation of its business and therefore does not anticipate paying any cash dividends on its Common Stock in the foreseeable future. See "Dividend Policy." Upon liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in the assets remaining after payment of all liabilities and liquidation of preferences, if any. Shares of Common Stock are not redeemable and have no preemptive or similar rights to subscribe for additional shares. All outstanding shares of Common Stock are, and the shares of Common Stock offered hereby will, upon issuance and payment, be fully paid and non-assessable.

Preferred Stock

     The Board of Directors has the authority to cause the Company to issue without any further vote or action by the stockholders, up to 1,000,000 shares of preferred stock, par value $.01 per share (the "Preferred Stock"), in one or more series, to designate the number of shares constituting any series, and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, voting rights, rights and terms of redemption, redemption price or prices and liquidation preferences of such series. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the stockholders. The issuance of preferred stock with voting and conversion rights may adversely effect the voting power of the holders of Common Stock, including the loss of voting control. The Company has no present plans to issue any shares of preferred stock. See "Risk Factors -- Effects of Preferred Stock."

Anti-Takeover Provisions; Section 203 of the Delaware General Corporation Law

     The Company is subject to Section 203 of the Delaware General Corporation Law. In general, this statute restricts a corporation from entering into certain business combinations with an interested stockholder (defined as any person or entity that is the beneficial owner of at least 15% of a corporation's voting stock) or its affiliates for a period of three years after the date of the transaction in which the person became an interested stockholder unless (i) the transaction is approved by the Board of Directors of the corporation prior to such business combination; (ii) the interested stockholder acquires 85% of the corporation's voting stock in the same transaction in which it exceeds 15%; or (iii) the business combination is approved by the Board of Directors and by a vote of two-thirds of the outstanding voting stock not owned by the interested stockholder. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. The Company's Certificate of Incorporation excludes Ronald Friedman the Company's President, Chief Executive Officer and a director of the Board and Robert Friedman, the Company's Chief Operating Officer, Secretary, Treasurer and Chairman of the Board of Directors from the definition of "interested stockholder."

     The Company's Certificate of Incorporation and By-Laws include certain provisions which may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interests, including attempts that might result in a premium over the market for the shares held by the stockholders and could make it more difficult to remove incumbent management. The Company's Certificate of Incorporation or By-Laws provide (i) that the Board of Directors will be divided into three classes of directors serving staggered three year terms resulting in approximately one-third of the Company's Board of Directors being elected each year; (ii) that directors may be removed from office only for cause and only by the affirmative vote of the holders of 66 2/3% of the then outstanding shares of capital stock entitled to vote generally in an election of directors; (iii) that, except as otherwise required by law, vacancies in the Board of Directors may be filled only by the remaining directors; (iv) that commencing with the consummation of the Offering, any action required or permitted to be taken by the stockholders of the Company may be effected only at an annual or special meeting of stockholders and not by written consent of the stockholders; (v) that any meeting of stockholders may be called only upon the affirmative vote of at least a majority of the members of the Board of Directors; and (vi) for an advance notice procedure for the nomination other than by or at the discretion of the Board of Directors or a committee of the Board of Directors the candidates for election as directors as well as for other stockholder proposals to be considered at annual meetings of the stockholders. In general, notice of an intent to nominate a director or raise business at such meetings must be received by the Company not less than 60 nor more than 90 days before the meeting and must contain certain information concerning the person to be nominated or the matters to be brought before the meeting and concerning stockholders submitting the proposal. The affirmative vote of at least a majority of the directors or the holders of at least 66 2/3% of the voting power of the Company's stock is required to alter, amend, repeal or adopt any provision inconsistent with the provisions described in this paragraph.

     The Delaware statute, the Certificate of Incorporation and the By-Laws may discourage certain types of transactions involving an actual or potential change in control of the Company.

Transfer Agent

     The transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

     The 1,250,000 shares of Common Stock sold in this Offering will be freely transferable without restriction or further registration under the Securities Act unless acquired by an "affiliate" of the Company within the meaning of the Securities Act. Upon completion of this Offering, the Existing Stockholders of the Company will own 2,500,000 shares of Common Stock. All of these shares are deemed "restricted securities" as defined by Rule 144 under the Securities ("Rule 144"). Upon expiration of the contractual restrictions between the Company, its officers and directors and the Underwriter, beginning 15 months after the date of this Prospectus, these shares will be available for sale in the public market, subject to compliance with Rule 144 or may be sold at any time through an effective registration statement registering these shares.

     Rule 144, as currently in effect, provides that a person (or persons whose sales are aggregated) who is an affiliate of the Company, or who has beneficially owned shares for at least one year which were issued and sold in reliance upon certain exemptions from registration under the Act ("Restricted Shares"), is entitled to sell within any three month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of Common Stock or the average weekly trading volume in the Common Stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain manner-of-sale provisions, notice requirements and the availability of current public information about the Company. However, a person who has beneficially owned Restricted Shares for at least two years and who is not an affiliate of the Company may sell such shares under Rule 144 without regard to volume limitations, manner-of-sale provisions, notice requirements or the availability of current public information about the Company.

     Subject to certain limitations on the aggregate offering price of a transaction and other conditions, Rule 701 under the Securities Act ("Rule 701") may be relied upon with respect to the resale of securities originally purchased from the Company by its employees, directors, officers, consultants or advisors prior to the date the issuer becomes subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to written compensatory benefit plans or written contracts relating to the compensation of such persons. In addition, the Commission has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options (including exercises after the date of this Prospectus). Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning one year after the date of this Prospectus, may be sold by persons other than Affiliates subject only to the manner of sale provisions of Rule 144 and by Affiliates under Rule 144 without compliance with its one-year minimum holding period requirements.

     Prior to the Offering, there has been no public market for the Common Stock, and no predictions can be made as to the effect, if any, that market sales of Restricted Shares or the availability of Restricted Shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of substantial amounts of Restricted Shares in the public market could adversely affect prevailing market prices.

                                 UNDERWRITING

     The Underwriters named below, for whom Coleman and Company Securities, Inc. ("Coleman") and ISG Capital Markets, LLC ("ISG") are acting as representatives (the "Representatives"), have severally agreed, subject to the terms and conditions of the Underwriting Agreement, between the Company and the Representatives (the "Underwriting Agreement"), to purchase from the Company, and the Company has agreed to sell to the Underwriters on a firm commitment basis, the respective number of shares of Common Stock set forth opposite their name below:


                                                               Number of
            Underwriter                                         Shares
            -----------                                      ------------
            Coleman and Company Securities, Inc. .........      565,000
            ISG Capital Markets, LLC .....................      565,000
            Brean Murray & Co., Inc. .....................       20,000
            First Southwest Company ......................       20,000
            Genesis Merchant Group Securities ............       20,000
            The Seidler Companies Incorporated ...........       20,000
            J.W. Charles Securities, Inc. ................       10,000
            Trautman, Kramer & Company, Inc. .............       10,000
            W.J. Nolan & Company, Inc. ...................       10,000
            Waldron & Co., Inc. ..........................       10,000
                                                                -------
                Total ....................................    1,250,000
                                                              =========


     The Underwriters are committed to purchase all of the Shares offered hereby, if any of the Shares are purchased. The Underwriting Agreement provides that the obligations of the several Underwriters are subject to conditions precedent specified therein.

     The Company has been advised by the Representatives that the Underwriters propose initially to offer the Shares to the public at the public offering price set forth on the cover page hereof and to certain dealers (who may be Underwriters) at a price that represents a concession not in excess of $0.40 per share. The Underwriters may allow, and such dealers may re-allow, a concession not in excess of $0.10 per share to other Underwriters or to certain other dealers. After the initial public offering, the public offering price and such concessions may be changed by the Underwriters. The Underwriters have informed the Company that they do not intend to confirm sales to accounts over which they exercise discretionary authority.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make. The Company has agreed to pay the Representatives a non-accountable expense allowance of 3% of the gross proceeds from the sale of the Shares offered hereby, of which $50,000 has been paid as of the date of this Prospectus.

     The Company has granted to the Underwriters an over-allotment option, exercisable for 45 days from the date of this Prospectus, to purchase up to 187,500 additional shares of Common Stock, at the initial public offering price set forth on the cover page hereof, less underwriting discounts and commissions. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of shares of Common Stock as the percentage it was obligated to purchase pursuant to the Underwriting Agreement. Such option may be exercised only for the purpose of covering over-allotments, if any, incurred in the same of the Common Stock offered hereby. The Underwriters may exercise such option to purchase additional shares solely for the purpose of covering over-allotments, if any, incurred in connection with the sale of the shares offered hereby.

     Upon consummation of this Offering, the Company has agreed to sell to the Representatives and its designees, for nominal consideration, warrants to purchase from the Company up to an aggregate of 125,000 shares of Common Stock (the "Representatives' Warrants"). The Representatives' Warrants are exercisable at a price of $12.60 per share (140% of the assumed initial public offering price per share) for a period of four years commencing at the beginning of the second year after their issuance and sale. Subject to the Rules of the National Association of Securities Dealers, Inc., the Representatives' Warrants contain anti-dilution provisions providing for adjustment of the exercise price and the number of shares of Common Stock issuable upon the exercise thereof in certain events, including stock dividends, stock splits, recapitalizations, and sales of shares of Common Stock below current market price (as defined). The Representatives' Warrants may not be sold, transferred, assigned, or hypothecated until one year after the date of this Prospectus, except that they may be transferred, in whole or in part, to (i) one or more officers or partners of the Representatives' (or the officers or partners of any such partner); (ii) any other underwriting firm or member of the selling group which participated in this Offering (or the officers or partners of any such firm); (iii) a successor to any Representative, or the officers or partners of such successor, (iv) a purchaser of substantially all of the assets of a Representative, or (v) by operation of law. The Representatives' Warrants provide for adjustments in the number of shares of Common Stock issuable upon the exercise thereof and in the exercise price of the Representatives' Warrants as a result of certain events, including subdivisions and combinations of the shares of Common Stock. The Representatives' Warrants grant the holders thereof certain rights of registration for the Common Stock issuable upon exercise of the Representatives' Warrants. The shares underlying the Representatives' Warrant issued in connection with this Offering are included in the aggregate number of shares covered by this Registration Statement.

     The Company shall bear all fees and expenses incurred by the Company in connection with the preparation and filing of Post-Effective Amendments to the Registration Statement of which this Prospectus forms a part or new Registration Statements with respect to such rights of registration, except that the holders of the Representatives' Warrants shall pay any underwriting discounts or commission and expenses of their own legal counsel.

     In connection with this Offering, the Company has agreed to appoint a designee of Coleman as a director for a period of three years. Coleman's initial designee is Joel L. Gold. Additionally, Coleman and ISG have been named as investment banking advisers for a 24 month period effective upon the consummation of this Offering. For such services, the Company has agreed to pay Coleman and ISG an aggregate monthly fee in the aggregate amount of $3,000, payable in advance at the closing of this Offering.

     All of the officers, directors and security holders of the Company as of the date of this Prospectus have agreed not to, directly or indirectly, offer, issue, sell, contract to sell, grant any option for the sale of or otherwise dispose of any equity securities of the Company for a period of 15 months following the effective date of the Registration Statement without the prior written consent of the Representatives. An appropriate legend shall be marked on the reverse of the certificate representing all such securities. The Company has agreed not to, without the prior written consent of the Representatives, offer, issue, sell, contract to sell, grant any option for the sale of or otherwise dispose of any equity securities for a period of 15 months following the effective date of the Registration Statement, except for options under the Option Plan which have an exercise price no less than the market price of the Common Stock on the date of grant.

     In connection with this Offering, certain Underwriters and selling group members and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the Company's Common Stock. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M, pursuant to which such persons may bid or purchase Common Stock for the purpose of stabilizing its market price. The Underwriters also may create a short position of the account of the Underwriters by selling more of the Common Stock in connection with the Offering then they are committed to purchase from the Company, and in such case may purchase Common Stock in the open market following completion of the Offering to cover all or a portion of such short position. The Underwriters may also cover all or a portion of such short position by exercising the Over-Allotment Option. In addition, the Representatives, on behalf of the Underwriters, may impose "penalty bids" under contractual arrangements with the Underwriters whereby it may reclaim from an Underwriter (or dealer participating in the Offering) for the account of other Underwriters, the selling concession with respect to the shares of Common Stock that are distributed in the Offering but subsequently purchased for the account of the Underwriters in the open market. Any of the transactions described in this paragraph may stabilize or maintain the price of the Common Stock at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph are required, and, if they are undertaken, they may be discontinued at any time.

     Prior to the Offering, there has been no public market for the Common Stock. The initial public offering price for the Common Stock has been determined by negotiations between the Company and the Representatives. Among the factors considered in determining the initial public offering price are the history of, and the prospects for, the Company's business and the industry in which it competes, an assessment of the Company's management, its past and present operations, the prospects for earnings of the Company, the present state of the Company's development, the general condition of the securities market at the time of the offering and the market prices and earnings of similar securities of comparable companies at the time of the offering and prevailing market and economic conditions.

     The foregoing is a summary of the agreements described above and does not purport to be complete. Reference is made to copies of each such agreement which are filed as exhibits to the Registration Statement. See "Available Information."

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Ruskin, Moscou, Evans & Faltischek, P.C., Mineola, New York. Brock Fensterstock Silverstein & McAuliffe LLC, New York, New York, has acted as legal counsel to the Underwriters in connection with this Offering.

                                    EXPERTS

     The Consolidated Financial Statements of Premier Mortgage Corp. and its subsidiaries as of December 31, 1996, and for the year then ended, have been included herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

     The Financial Statements of Premier Mortgage Corp. as of December 31, 1995, and for the years ended December 31, 1995 and 1994, have been included herein and in the Registration Statement in reliance upon the report of Freeberg & Freeberg, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The financial statements audited by Freeberg & Freeberg contain no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. In 1996, the Company determined to change auditors to KPMG Peat Marwick LLP. The Company's Board of Directors approved this change in auditors. There were no disagreements at any time between the Company and Freeberg & Freeberg pertaining to any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures.

                             AVAILABLE INFORMATION

     The Company has filed with the United States Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 (the "Registration Statement") under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus, which forms a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and such exhibits and schedules, which may be inspected without charge at the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at Northwestern Atrium Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661-2511 or Seven World Trade Center, New York, New York 10048. Copies of such material may also be obtained at prescribed rates from the Public Reference Section of the Commission in Washington, D.C. 20549. Statements contained in the Prospectus as to the contents of any contract or other document referred to are not necessarily complete, and in each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding the Company; the address of such site is http://www.sec.gov.

                    PREMIER MORTGAGE CORP. AND SUBSIDIARIES

                                     INDEX



                                                                                              Page. No.
                                                                                             ----------
Reports of Independent Auditors ..........................................................       F-2

Consolidated Financial Statements:

 Balance Sheets at December 31, 1996 and 1995 and at September 30, 1997 (unaudited) ......       F-4

 Statements of Operations for the Years Ended December 31, 1996, 1995 and 1994 and for the
   Nine Months Ended September 30, 1997 (unaudited) and September 30, 1996 (unaudited)....       F-5

 Statements of Changes in Shareholders' Equity for the Years Ended December 31, 1996, 1995
   and 1994 and for the Nine Months Ended September 30, 1997 (unaudited) .................       F-6

 Statements of Cash Flows for the Years Ended December 31, 1996, 1995 and 1994 and for the
   Nine Months Ended September 30, 1997 (unaudited) and September 30, 1996 (unaudited)....       F-7

Notes to Consolidated Financial Statements ...............................................       F-8

     The financial statements of PMCC Financial Corp., the Registrant, have been omitted because PMCC Financial Corp. has not yet issued any stock, has no assets or liabilities and has not yet conducted any business other than of an organizational nature.

                         Independent Auditors' Report


The Shareholders
Premier Mortgage Corp.:

     We have audited the accompanying consolidated balance sheet of Premier Mortgage Corp. and subsidiary as of December 31, 1996, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Premier Mortgage Corp. and subsidiary as of December 31, 1996, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

                                          KPMG Peat Marwick LLP




Jericho, New York
March 31, 1997

                         Independent Auditors' Report


To the Board of Directors
Premier Mortgage Corp.
Roslyn Heights, New York 11577


Gentlemen:


     We have audited the accompanying balance sheet of Premier Mortgage Corp. as of December 31, 1995 and the related statements of operations and changes in shareholders' equity, and cash flows for the years ended December 31, 1995 and December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Premier Mortgage Corp. as of December 31, 1995 and the results of its operations and its cash flows for the years ended December 31, 1995 and December 31, 1994, in conformity with generally accepted accounting principles.




Freeberg & Freeberg
Certified Public Accountants

Westbury, New York
April 2, 1996

                    PREMIER MORTGAGE CORP. AND SUBSIDIARIES

                          Consolidated Balance Sheets



                                                       September 30,                  December 31,
                                               -----------------------------   ---------------------------
                                                 Pro forma
                                                    1997            1997           1996           1995
                                               -------------   -------------   ------------   ------------
                                                        (Unaudited)
                      Assets
Cash and cash equivalents ..................   $   366,807         366,807        409,788        399,957
Debt and equity securities available-for-
 sale ......................................       131,000         131,000         75,000        354,495
Receivable from sales of loans .............    31,103,732      31,103,732      9,837,837      1,356,802
Mortgage loans held for sale, net ..........    19,809,113      19,809,113      2,874,900      5,537,000
Mortgage loans held for investment .........            --              --        138,052        140,292
Accrued interest receivable ................       170,158         170,158         53,161         10,114
Other receivables, net of allowance for
 indemnity losses of $70,470, $70,470,
 $28,500 and $0, respectively...............       471,299         471,299        208,769        132,624
Residential rehabilitation properties ......    12,408,107      12,408,107      3,246,361             --
Furniture, fixtures and equipment, net .....       251,510         251,510        209,937        206,891
Prepaid expenses and other assets ..........       107,654         107,654         99,421         93,416
                                               -----------      ----------      ---------      ---------
   Total assets ............................   $64,819,380      64,819,380     17,153,226      8,231,591
                                               ===========      ==========     ==========      =========
   Liabilities and Shareholders' Equity
Liabilities:
 Notes payable -- principally
   warehouse lines of credit ...............    56,644,112      56,644,112     13,923,063      6,476,359
 Notes payable -- shareholder ..............       293,163         293,163        275,000             --
 Due to affiliates .........................     3,035,325       3,035,325        761,661        465,358
 Accrued expenses and other liabilities ....       770,225         770,225        285,785        175,516
 Federal and state income tax payable ......        18,437          18,437         12,000             --
 Deferred tax liability ....................       965,000              --             --             --
 S corporation distribution payable ........     1,393,118              --             --             --
                                               -----------      ----------     ----------      ---------
    Total liabilities ......................    63,119,380      60,761,262     15,257,509      7,117,233
                                               -----------      ----------     ----------      ---------
Minority interest in net assets of
 subsidiary ................................            --              --         18,163             --
                                               -----------      ----------     ----------      ---------
Shareholders' equity:
 Common stock, Class A, no par value;
   2,500 shares authorized; 100 shares
   issued and outstanding ..................         5,000           5,000          5,000          5,000
 Common stock, Class B, no par value;
   1,000 shares authorized; 25 shares
   issued and outstanding ..................         1,250           1,250          1,250          1,250
 Additional paid-in capital ................       711,775         711,775        711,775        711,775
 Retained earnings .........................       925,975       3,284,093      1,159,529        392,758
 Unrealized gain on securities
   available-for-sale, net .................        56,000          56,000             --          3,575
                                               -----------      ----------     ----------      ---------

   Total shareholders' equity ..............     1,700,000       4,058,118      1,877,554      1,114,358
                                               -----------      ----------     ----------      ---------
     Total liabilities and
       shareholders' equity ................   $64,819,380      64,819,380     17,153,226      8,231,591
                                               ===========      ==========     ==========      =========


          See accompanying notes to consolidated financial statements.

                    PREMIER MORTGAGE CORP. AND SUBSIDIARIES

                     Consolidated Statements of Operations



                                                          For the nine months
                                                          ended September 30,           For the years ended December 31,
                                                      ---------------------------  ------------------------------------------
                                                           1997           1996          1996           1995          1994
                                                      --------------  -----------  --------------  ------------  ------------
                                                              (Unaudited)
Revenues:
 Sales of residential rehabilitation properties.....   $ 17,519,462    1,016,500      5,073,253            --            --
 Gains on sales of mortgage loans, net .............      8,641,550    4,254,846      6,104,397     3,168,565     1,174,533
 Interest earned ...................................      1,412,083      563,261        735,802       231,916        10,424
 Gain on sale of securities available-for-sale .....             --       29,605         29,605            --         1,562
                                                       ------------    ---------      ---------     ---------     ---------
                                                         27,573,095    5,864,212     11,943,057     3,400,481     1,186,519
                                                       ------------    ---------     ----------     ---------     ---------
Expenses:
 Cost of sales, residential rehabilitation
   properties ......................................     16,522,515      951,744      4,788,944            --            --
 Compensation and benefits .........................      4,790,405    2,617,789      3,674,490     2,069,443       709,071
 Advertising and promotion .........................        132,460      114,359        207,381        71,879        55,798
 Brokers fees paid and other loan costs ............        669,232      124,368        237,147        85,555            --
 Occupancy and equipment ...........................        243,003      161,392        208,929       157,734        84,588
 Messenger service .................................         79,220       56,929         81,400        50,533        21,030
 Office supplies and expense .......................        126,077      117,623        155,868        83,087        34,316
 Telephone .........................................        138,296       87,318        120,239       106,547        61,328
 Interest expense ..................................      1,573,591      534,175        839,284       245,281        20,132
 Other operating expenses ..........................        784,032      308,299        564,190       327,262       138,244
                                                       ------------    ---------     ----------     ---------     ---------
                                                         25,058,831    5,073,996     10,877,872     3,197,321     1,124,507
                                                       ------------    ---------     ----------     ---------     ---------
Income before income tax expense and
 minority interest .................................      2,514,264      790,216      1,065,185       203,160        62,012
Income tax expense .................................         25,198       14,290         13,790         7,631            --
                                                       ------------    ---------     ----------     ---------     ---------
   Income before minority interest .................      2,489,066      775,926      1,051,395       195,529        62,012
Minority interest in net income of
 subsidiary ........................................             --        5,680         17,863            --            --
                                                       ------------    ---------     ----------     ---------     ---------
   Net income ......................................   $  2,489,066      770,246      1,033,532       195,529        62,012
                                                       ============    =========     ==========     =========     =========
Unaudited pro forma information:
 Historical income before income tax expense
   and minority interest ...........................      2,514,264                   1,065,185
 Adjustment to compensation expense for
   contractual increase in officers' salary ........        (91,000)                   (139,000)
                                                       ------------                  ----------
 Pro forma net income before income tax
   expense and minority interest ...................      2,423,264                     926,185
 Provision for pro forma income taxes ..............     (1,000,000)                   (391,000)
                                                       ------------                  ----------
 Pro forma income before minority interest .........      1,423,264                     535,185
 Minority interest in net income of subsidiary                                          (17,863)
                                                       ------------                  ----------
 Pro forma net income ..............................   $  1,423,264                     517,322
                                                       ============                  ==========
 Pro forma net income per share of common
   stock ...........................................   $       0.53                         0.20
                                                       ============                  ===========
 Pro forma weighted average number of
   shares and share equivalents outstanding.........      2,694,751                   2,611,111
                                                       ============                  ===========

          See accompanying notes to consolidated financial statements.

                    PREMIER MORTGAGE CORP. AND SUBSIDIARIES

           Consolidated Statements of Changes in Shareholders' Equity



                                                                                          Unrealized
                                                                                           gain on
                                                         Additional                       securities
                                             Capital       paid-in        Retained        available-
                                              stock        capital        earnings      for-sale, net        Total
                                            ---------   ------------   -------------   ---------------   -------------
Balance at December 31, 1993 ............    $ 5,000       113,025         387,014              --           505,039
Net income ..............................         --            --          62,012              --            62,012
Distributions ...........................         --            --        (102,020)             --          (102,020)
                                             -------       -------        --------           -----          --------
Balance at December 31, 1994 ............      5,000       113,025         347,006              --           465,031
Issuance of capital stock ...............      1,250            --              --              --             1,250
Net income ..............................         --            --         195,529              --           195,529
Capital contribution ....................         --       598,750              --              --           598,750
Distributions ...........................         --            --        (149,777)             --          (149,777)
Unrealized gain on securities
 available-for-sale, net ................         --            --              --           3,575             3,575
                                             -------       -------        --------           -----          --------
Balance at December 31, 1995 ............      6,250       711,775         392,758           3,575         1,114,358
Net income ..............................         --            --       1,033,532              --         1,033,532
Decrease in unrealized gain on securities
 available-for-sale, net ................         --            --              --          (3,575)           (3,575)
Distributions ...........................         --            --        (266,761)             --          (266,761)
                                             -------       -------       ---------          ------         ---------
Balance at December 31, 1996 ............      6,250       711,775       1,159,529              --         1,877,554
Net income ..............................         --            --       2,489,066              --         2,489,066
Distributions ...........................         --            --        (364,502)             --          (364,502)
Unrealized gain on securities
 available-for-sale, net ................         --            --              --          56,000            56,000
                                             -------       -------       ---------          ------         ---------
Balance at September 30, 1997
 (unaudited) ............................    $ 6,250       711,775       3,284,093          56,000         4,058,118
                                             =======       =======       =========          ======         =========

          See accompanying notes to consolidated financial statements.

                    PREMIER MORTGAGE CORP. AND SUBSIDIARIES

                     Consolidated Statements of Cash Flows



                                                                             For the nine months
                                                                             ended September 30,
                                                                      ---------------------------------
                                                                            1997              1996
                                                                      ----------------  ---------------
                                                                                 (Unaudited)
Cash flows from operating activities:
 Net income ........................................................   $    2,489,066         770,246
 Adjustments to reconcile net income to net cash used in
  operating activities:
 Residential Rehabilitation Activities:
  Proceeds from sales ..............................................      (17,519,462)     (1,016,500)
  Cost of sales ....................................................       16,522,515         951,744
  Contractual fee earned ...........................................          996,947          64,756
  Depreciation and amortization ....................................           44,183          30,000
  (Increase) decrease in accrued interest receivable ...............         (116,997)        (54,886)
  (Decrease) increase in minority interest in net income of
   subsidiary ......................................................          (18,163)          5,680
  Net increase in receivable from sales of loans ...................      (21,265,895)     (2,598,359)
  Net (increase) decrease in mortgage loans held for sale ..........      (16,246,213)        940,330
  Net increase in residential rehabilitation properties ............       (9,161,746)     (3,220,519)
  Provision for indemnity losses ...................................           41,970           9,431
  Net (increase) decrease in deferred loan costs ...................         (688,000)       (132,000)
  Gains on sale of securities available-for-sale ...................               --         (29,605)
  (Increase) decrease in other receivables .........................         (304,500)       (164,999)
  (Increase) decrease in prepaid expenses and other assets .........           (8,233)         62,988
  Increase (decrease) in due to affiliates .........................        2,273,664       1,261,847
  Increase in accrued expenses, tax payable and other
   liabilities .....................................................          490,877          64,104
                                                                       --------------      ----------
     Net cash used in operating activities .........................      (42,469,987)     (3,055,742)
                                                                       --------------      ----------
Cash flows from investing activities:
 Purchases of furniture, fixtures and equipment, net of
  dispositions .....................................................          (85,756)         (9,447)
 Purchases of securities available-for-sale ........................               --              --
 Proceeds from sales of securities available-for-sale ..............               --         380,525
 Principal repayments on mortgage loans held for investment ........          138,052             884
 Purchase of mortgage loan held for investment .....................               --              --
 Sale of mortgage loan held for investment, net ....................               --              --
                                                                       --------------      ----------
     Net cash provided by (used in) investing activities ...........           52,296         371,962
                                                                       --------------      ----------
Cash flows from financing activities:
 Distributions to shareholders .....................................         (364,502)       (137,740)
 Net increase in notes payable-shareholder .........................           18,163              --
 Net increase in notes payable-principally warehouse lines of
  credit ...........................................................       42,721,049       3,922,943
 Proceeds from issuance of common stock and capital
  contribution .....................................................               --              --
                                                                       --------------      ----------
     Net cash provided by financing activities .....................       42,374,710       3,785,203
                                                                       --------------      ----------
Net (decrease) increase in cash and cash equivalents ...............          (42,981)      1,101,423
Cash and cash equivalents at beginning of period ...................          409,788         399,957
                                                                       --------------      ----------
Cash and cash equivalents at end of period .........................   $      366,807       1,501,380
                                                                       ==============      ==========
Supplemental disclosures of cash flow information:
 Cash paid during the year for:
  Interest .........................................................   $    1,604,930         531,060
                                                                       ==============      ==========
  Income taxes .....................................................   $       18,761          26,057
                                                                       ==============      ==========

                                                                             For the years ended December 31,
                                                                      -----------------------------------------------
                                                                            1996             1995            1994
                                                                      ---------------  ---------------  -------------
Cash flows from operating activities:
 Net income ........................................................      1,033,532          195,529         62,012
 Adjustments to reconcile net income to net cash used in
  operating activities:
 Residential Rehabilitation Activities:
  Proceeds from sales ..............................................     (5,073,253)              --             --
  Cost of sales ....................................................      4,788,944               --             --
  Contractual fee earned ...........................................        284,309               --             --
  Depreciation and amortization ....................................         47,431           35,875         20,601
  (Increase) decrease in accrued interest receivable ...............        (43,047)         (10,114)           670
  (Decrease) increase in minority interest in net income of
   subsidiary ......................................................         17,863               --             --
  Net increase in receivable from sales of loans ...................     (8,481,035)      (1,356,802)
  Net (increase) decrease in mortgage loans held for sale ..........      2,750,100       (4,758,473)      (556,527)
  Net increase in residential rehabilitation properties ............     (3,246,361)              --             --
  Provision for indemnity losses ...................................         28,500               --             --
  Net (increase) decrease in deferred loan costs ...................        (87,700)        (197,000)         7,000
  Gains on sale of securities available-for-sale ...................        (29,605)              --         (1,562)
  (Increase) decrease in other receivables .........................       (104,645)        (143,414)        12,633
  (Increase) decrease in prepaid expenses and other assets .........         (6,005)           1,458        (26,679)
  Increase (decrease) in due to affiliates .........................        296,303          457,535           (900)
  Increase in accrued expenses, tax payable and other
   liabilities .....................................................        122,269          106,462          8,530
                                                                         ----------       ----------       --------
     Net cash used in operating activities .........................     (7,702,400)      (5,668,944)      (474,222)
                                                                         ----------       ----------       --------
Cash flows from investing activities:
 Purchases of furniture, fixtures and equipment, net of
  dispositions .....................................................        (50,477)        (121,397)       (48,686)
 Purchases of securities available-for-sale ........................        (75,000)        (350,920)       (10,000)
 Proceeds from sales of securities available-for-sale ..............        380,525               --         11,562
 Principal repayments on mortgage loans held for investment ........          2,240            1,961          1,239
 Purchase of mortgage loan held for investment .....................             --               --        (80,000)
 Sale of mortgage loan held for investment, net ....................             --               --         95,000
                                                                         ----------       ----------       --------
     Net cash provided by (used in) investing activities ...........        257,288         (470,356)       (30,885)
                                                                         ----------       ----------       --------
Cash flows from financing activities:
 Distributions to shareholders .....................................       (266,761)        (149,777)      (102,020)
 Net increase in notes payable-shareholder .........................        275,000               --             --
 Net increase in notes payable-principally warehouse lines of
  credit ...........................................................      7,446,704        5,919,832        556,527
 Proceeds from issuance of common stock and capital
  contribution .....................................................             --          600,000             --
                                                                         ----------       ----------       --------
     Net cash provided by financing activities .....................      7,454,943        6,370,055        454,507
                                                                         ----------       ----------       --------
Net (decrease) increase in cash and cash equivalents ...............          9,831          230,755        (50,600)
Cash and cash equivalents at beginning of period ...................        399,957          169,202        219,802
                                                                         ----------       ----------       --------
Cash and cash equivalents at end of period .........................        409,788          399,957        169,202
                                                                         ==========       ==========       ========
Supplemental disclosures of cash flow information:
 Cash paid during the year for:
  Interest .........................................................        754,284          188,616         20,132
                                                                         ==========       ==========       ========
  Income taxes .....................................................          8,222            2,357         16,176
                                                                         ==========       ==========       ========

          See accompanying notes to consolidated financial statements.

                    PREMIER MORTGAGE CORP. AND SUBSIDIARIES

                  Notes to Consolidated Financial Statements

               December 31, 1996, 1995 and 1994 and (unaudited)
                          September 30, 1997 and 1996

(1) Summary of Significant Accounting Policies

     Premier Mortgage Corporation (the Company) was incorporated on December 20, 1989, under the laws of the State of New Jersey and was licensed as a mortgage banker in New Jersey in January 1991. Its principal business activity is the origination of mortgage loans and the immediate sale of such loans in the secondary market. Currently all loans are sold servicing released.

     The Company also performs business in the State of New York as PMC Mortgage Co. Operations began as a mortgage broker in March 1992, and as a licensed mortgage banker in September 1994.

     The Company is also licensed as a mortgage banker in the states of Connecticut and Florida.

     At September 30, 1997, the Company had four wholly-owned subsidiaries: RF Properties Corp., which was incorporated on August 1, 1996 and, through December 31, 1996 was 77% owned by the Company (on January 1, 1997, the Company purchased the remaining interest from the sole minority shareholder); and Jericho Properties Corp., 66 Properties Corp. and JSF Properties Corp., which began business during the first half of 1997 and are all wholly-owned by the Company. The principal business activities of the subsidiaries are to provide short-term funding for the purchase, rehabilitation and resale of vacant one-to-four family residences.

     In April 1997, the Company opened its BCD division which closes and pools BCD (subprime) type loans. The pools are put out to bid based upon a weighted average coupon price.

     All of the shares of the Company are beneficially owned by two individuals, one of which also owned the minority interest in RF Properties Corp.

(a) Basis of Presentation

     The financial statements have been prepared in conformity with generally accepted accounting principles (GAAP).

     In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and results of operations for the periods then ended. Actual results could differ from those estimates.

     Certain reclassifications have been made to prior year amounts to conform to the current year presentation.

(b) Consolidation

     The consolidated financial statements of the Company include the accounts of the Company and its subsidiaries. All significant intercompany transactions have been eliminated in consolidation.

(c) Cash and Cash Equivalents

     For the purposes of reporting cash flows, cash includes cash on hand and money market accounts with a maturity of three months or less.

(d) Securities

     At September 30, 1997 and December 31, 1996 and 1995, the Company classified its holdings of debt securities and readily marketable equity securities as "available for sale", which are reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of shareholders' equity. At the time of new securities purchases, a determination will be made as to the appropriate classification pursuant to Statement of Financial Accounting Standards (SFAS) No.115, "Accounting for Certain Investments in Debt and Equity Securities".

                    PREMIER MORTGAGE CORP. AND SUBSIDIARIES

               December 31, 1996, 1995 and 1994 and (unaudited)
                          September 30, 1997 and 1996

(1) Summary of Significant Accounting Policies  -- (Continued)

     Premiums and discounts on debt securities, if any, are amortized to expense and accreted to income over the estimated life of the respective security using the interest method. Gains and losses on the sales of securities are recognized on realization, using the specific identification method, and shown separately in the consolidated statements of operations.

(e) Receivables from Sales of Loans

     Receivables from the sales of loans represents proceeds due from investors for loan sales transactions which closed prior to the balance sheet date. All amounts due to the Company were collected subsequent to the balance sheet date.

(f) Mortgage Loans Held for Sale

     Mortgage loans held for sale, net of any deferred loan origination fees or costs, are carried at the lower of cost or market value as determined by outstanding commitments from investors. Gains resulting from sales of mortgage loans are recognized as of the date the loans are shipped to permanent investors. Losses are recognized in the period when market value is less than cost. Net deferred origination costs were $131,000, $190,000 and $40,000 at September 30, 1997, December 31, 1996 and 1995,respectively.

(g) Mortgage Loans Held for Investment

     Mortgage loans held for investment at December 31, 1996 and 1995 is comprised of one loan which was originated and two loans which were purchased by the Company in prior years for the purpose of holding for investment. There were no mortgage loans held for investment at September 30, 1997.

     Mortgage loans held for investment were carried at cost and consisted of mortgages on residential real estate. Contractual maturities were after ten years. During 1997, the mortgage loans held for investment were repaid by the mortgagees. There were no gains or losses recorded on this repayment.

(h) Residential Rehabilitation Properties

     Each of the Company's subsidiaries serves as a conduit for funding the acquisition of residential rehabilitation properties. The properties are acquired and marketed by various independent contractors, but funded by, and titled in the name of, one of the subsidiaries. Upon sale, the subsidiaries receive an agreed upon fee plus reimbursement for any acquisition and renovation costs advanced. In the event the properties are not sold within an agreed-upon time period, generally within three to five months of acquisition, the subsidiaries are also entitled to receive an additional interest cost-to-carry. The Company records as revenue the gross sales price of these properties at such time the properties are sold to the ultimate purchasers and it records cost of sales equal to the difference between such gross sales price and the amount of its contracted income pursuant to its agreements with independent contractors. The residential rehabilitation properties are carried at the lower of cost (generally at up to 70% of the property's appraised value) or fair value less cost to sell (as determined by independent appraisals of the properties). The agreements with the independent contractors contain cross-collateralization provisions and personal guarantees that minimize the risks associated with changes in economic conditions and failure of the contractors to perform.

(i) Furniture, Fixtures and Equipment

     Furniture, fixtures and equipment are stated at cost less accumulated depreciation. The Company provides for depreciation utilizing the straight-line method over the estimated useful lives of the assets.

(j) Commitment Fees

     Commitment fees received, which arise from agreements with borrowers that obligate the Company to make a loan or to satisfy an obligation under a specified condition, are initially deferred and recognized as income as loans are delivered to investors, or when it is evident that the commitment will not be utilized.

                    PREMIER MORTGAGE CORP. AND SUBSIDIARIES

               December 31, 1996, 1995 and 1994 and (unaudited)
                          September 30, 1997 and 1996

(1) Summary of Significant Accounting Policies  -- (Continued)

(k) Loan Origination Fees

     Loan origination fees received and direct costs of originating loans are deferred and recognized as income when the loans are sold to investors.

(l) Income Taxes

     The Company, 66 Properties Corp. and JSF Properties Corp. have elected to be treated as S corporations for both Federal and New York and New Jersey state income tax purposes as of and for the nine months ended September 30, 1997 and 1996, and as of and for the years ended December 31, 1996, 1995 and 1994. As a result, the income of the Company and the aforementioned subsidiaries is taxed directly to the individual shareholders.

     RF Properties Corp. was taxed as a regular C corporation for both Federal and state income tax purposes for the period from August 5, 1996 (commencement of operations) to December 31, 1996, as well as, together with Jericho Properties Corp., for the month ended January 31, 1997; thereafter, these subsidiaries also elected to be treated as an S corporations for both Federal and state income tax purposes.

(m) Recent Accounting Pronouncements

     In June 1996, the Financial Accounting Standards Board issued SFAS No.125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities". This Statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities based on consistent application of a financial-components approach that focuses on control. It distinguishes transfers of financial assets that are sales from transfers that are secured borrowings. Under the financial-components approach, after a transfer of financial assets, an entity recognizes all financial and servicing assets it controls and liabilities it has incurred and derecognizes financial assets it no longer controls and liabilities that have been extinguished. The financial-components approach focuses on the assets and liabilities that exist after the transfer. Many of these assets and liabilities are components of financial assets that existed prior to the transfer. If a transfer does not meet the criteria for a sale, the transfer is accounted for as a secured borrowing with pledge of collateral. The Statement is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996, and was adopted by the Company effective January 1, 1997.

(2) Interim Period Information

     The unaudited financial statements and related notes as of September 30, 1997 and for the nine-month periods ended September 30, 1996 and 1997 reflect, in the opinion of management, all adjustments (which are of a normal and recurring nature) necessary to fairly present the statements of operations, cash flows and balance sheets as of and for the periods presented.

                    PREMIER MORTGAGE CORP. AND SUBSIDIARIES

               December 31, 1996, 1995 and 1994 and (unaudited)
                          September 30, 1997 and 1996

(3) Debt and Equity Securities Available-for-Sale

     The amortized cost and estimated fair values of securities are summarized as follows:



                                              September 30, 1997
                            ------------------------------------------------------
                                              Gross          Gross       Estimated
                             Amortized     unrealized     unrealized       fair
                                cost          gains         losses         value
                            -----------   ------------   ------------   ----------
Available-for-sale:
 Equity security:
  Common stock .. .......    $ 75,000       56,000            --         131,000
                             ========       ======          ====         =======


                                                      December 31, 1996
                                    ------------------------------------------------------
                                                      Gross          Gross       Estimated
                                     Amortized     unrealized     unrealized       fair
                                        cost          gains         losses         value
                                    -----------   ------------   ------------   ----------
Available-for-sale:
 Debt security:
  12% convertible note  .........    $ 75,000          --             --          75,000
                                     ========        ====           ====          ======


                                                          December 31, 1995
                                        ------------------------------------------------------
                                                          Gross          Gross       Estimated
                                         Amortized     unrealized     unrealized       fair
                                            cost          gains         losses         value
                                        -----------   ------------   ------------   ----------
Available-for-sale:
 Equity securities:
  Money market mutual fund  .........    $ 350,920       6,294          2,719        354,495
                                         =========       =====          =====        =======

     In 1996, the Company purchased a 12% convertible note from an investment company. The convertible note matures the earlier of December 31, 1999, or the initial public offering of the investment company. The investment company became a public company in March 1997, upon which the note was converted to shares of common stock. Because the common stock is restricted and cannot currently be sold in the open market, the Company estimated fair value at a significant discount from the common stock's quoted price.

     The Company realized a gross gain of approximately $30,000 and $2,000 for the years ended December 31, 1996 and 1994, respectively, on the sale of its equity securities available-for-sale. Gross proceeds from the sale of securities available for sale were $380,525, $380,525, and $11,562 for the nine months ended September 30, 1996 and for the years ended December 31, 1996 and 1994, respectively.

(4) Furniture, Fixtures and Equipment

     Furniture, fixtures and equipment at September 30, 1997 and December 31, 1996 and 1995 and their related useful lives are summarized as follows:



                                                                                December 31,
                                                       September 30,    ----------------------------
                                                            1997             1996           1995        Life in years
                                                      ---------------   -------------   ------------   --------------
Furniture and fixtures ............................     $  260,398          220,543        210,356           7
Office equipment ..................................        167,021          121,120         80,830           5
                                                        ----------          -------        -------
                                                           427,419          341,663        291,186
Accumulated depreciation and amortization .........       (175,909)        (131,726)       (84,295)
                                                        ----------         --------        -------
Furniture, fixtures and equipment, net ............     $  251,510          209,937        206,891
                                                        ==========         ========        =======

                    PREMIER MORTGAGE CORP. AND SUBSIDIARIES

               December 31, 1996, 1995 and 1994 and (unaudited)
                          September 30, 1997 and 1996

(4) Furniture, Fixtures and Equipment  -- (Continued)

     Depreciation and amortization expense, included in occupancy and equipment in the consolidated statements of operations, amounted to $44,183 and $30,000 for the nine months ended September 30, 1997 and 1996, respectively, and $47,431, $35,875 and $20,601 for the years ended December 31, 1996, 1995 and
1994, respectively.

(5) Notes Payable

     Notes payable consisted of the following at September 30, 1997 and December 31, 1996 and 1995:



                                                                                 December 31,
                                                         September 30,    ---------------------------
                                                              1997            1996           1995
                                                        ---------------   ------------   ------------
Warehouse facility - PNC ............................     $55,880,987     13,923,063             --
Warehouse line of credit - Fleet (formerly NatWest) .              --             --      2,488,447
Warehouse line of credit - China Trust ..............              --             --      3,987,912
Notes payable -- other ..............................         763,125             --             --
Notes payable - shareholder .........................         293,163        275,000             --
                                                          -----------     ----------      ---------
                                                          $56,937,275     14,198,063      6,476,359
                                                          ===========     ==========      =========

     At September 30, 1997 and December 31, 1996 and 1995, substantially all of the mortgage loans held for sale and receivable from sales of loans were pledged to secure notes payable to the various financial institutions under warehouse lines of credit agreements. The notes are repaid as the related mortgage loans are sold or collected.

     The total lines of credit at September 30, 1997 and December 31, 1996 and 1995, were $50,000,000, $15,000,000 and $10,000,000, respectively. The Company may borrow up to 98% of the face value of the closed mortgage loans. In 1997 and 1996, a portion of the line of credit was also used to fund purchases of residential rehabilitation properties. The terms of the current line of credit call for an interest rate over the one month London Interbank Offered Rate (LIBOR), of 2% for adjustable rate mortgages and 2.25% for fixed rate mortgages. At December 31, 1995, the interest rate was .75% over the banks' prime rate.

     At September 30, 1997, the Company had additional financing available under a mortgage loan purchase agreement with PNC. The agreement provides the Company up to $20 million of additional funds for loan originations through the Company's sale to PNC of originated mortgage loans previously funded under the line of credit and committed to be sold to institutional investors. Under the agreement, which is being accounted for as a financing, the Company is required to arrange for the institutional investors to take delivery of the loans, generally within 20 days of their sale to PNC; otherwise it is required to repurchase the loans. PNC has discretion as to the amounts of loan purchases it is willing to make and the agreement is terminable by PNC at any time.

     The Company had $35,445,000 outstanding under the $50,000,000 line of credit and $20,435,000 outstanding under the $20,000,000 mortgage loan purchase agreement at September 30, 1997.

     The note payable - other of $763,125 at September 30, 1997 is secured by specific residential rehabilitation properties being financed and matures upon sale of the underlying properties.

     The notes payable to shareholder bore interest at an annual rate of 8.00% and were due in 1998. Such amounts were fully repaid on January 1, 1998.

(6) Noncancelable Operating Leases

     The Company is obligated under various operating lease agreements relating to branch and executive offices. Lease terms expire during the years 1998 to 2002, subject to renewal options. Management expects that in the normal course of business, leases will be renewed or replaced by other leases.

                    PREMIER MORTGAGE CORP. AND SUBSIDIARIES

               December 31, 1996, 1995 and 1994 and (unaudited)
                          September 30, 1997 and 1996

(6) Noncancelable Operating Leases  -- (Continued)

     The following schedule represents future minimum rental payments required under noncancelable operating leases for office space and equipment as of December 31, 1996:



Year ending December 31:
  1997 ..............................................    $ 188,656
  1998 ..............................................      173,924
  1999 ..............................................      178,091
  2000 ..............................................       85,990
  2001 ..............................................       61,763
  Thereafter ........................................       61,763
                                                         ---------
            Total minimum payments required .........    $ 750,187
                                                         =========


     Total rent expense for the nine months ended September 30, 1997 and 1996 was $155,780 and $78,183, respectively, and for the years ended December 31, 1996, 1995 and 1994 was $108,674, $64,189 and $35,198, respectively.

     On September 24, 1997, the Company amended one of its operating leases to include additional office space. This amendment increases the total future minimum rental payments required as disclosed above by approximately $229,000.

(7) Employee Benefits

     The Company maintains a 401(k) Profit Sharing Plan (the 401(k) Plan) which was created effective January 1, 1994 for all employees who have completed six months of continuous service. The Company matches 50% of the first 2.5% of each employee's contribution. The Company's 401(k) Plan expense was approximately $42,500 and $12,200 for the nine months ended September 30, 1997 and 1996, respectively, and $18,600, $12,000 and $7,350, respectively, for the years ended December 31, 1996, 1995 and 1994.

(8) Related-Party Transactions

     In the normal course of business, advances are made by and to the Company with affiliates. At September 30, 1997 and December 31, 1996 and 1995, the Company had a net liability of $3,035,325, $761,661 and $465,358, respectively, due to affiliates. Such transactions are made on substantially the same terms and conditions, including interest rate and collateral, as those prevailing at the same time for comparable transactions with unrelated third-parties.


     On August 25, 1997, the Company subordinated $1,000,000 of its "due to affiliates" to its warehouse line of credit.

(9) Financial Instruments With Off-Balance Sheet Risk and Concentrations of Credit Risk

     In the normal course of the Company's business, there are various financial instruments which are appropriately not recorded in the financial statements. The Company's risk of accounting loss, due to the credit risks and market risks associated with these off-balance sheet instruments, varies with the type of financial instrument and principal amounts, and are not necessarily indicative of the degree of exposure involved. Credit risk represents the possibility of a loss occurring from the failure of another party to perform in accordance with the terms of a contract. Market risk represents the possibility that future changes in market prices may make a financial instrument less valuable or more onerous.

                    PREMIER MORTGAGE CORP. AND SUBSIDIARIES

               December 31, 1996, 1995 and 1994 and (unaudited)
                          September 30, 1997 and 1996

(9) Financial Instruments With Off-Balance Sheet Risk and Concentrations of Credit Risk -- (Continued)

     In the ordinary course of business, the Company had issued commitments to borrowers to fund approximately $28,000,000 and $16,500,000, respectively, of mortgage loans at September 30, 1997 and December 31, 1996. Of these commitments to fund, $10,484,000 and $3,748,000, respectively, relate to commitments to fund at locked-in rates and $17,516,000 and $12,752,000, respectively, relate to commitments to fund at floating rates at September 30, 1997 and December 31, 1996.

     In the normal course of its mortgage banking activities, the Company enters into optional commitments to sell the mortgage loans that it originates. The Company commits to sell the loans at specified prices in future periods, generally ranging from 30 to 120 days from date of commitment directly to permanent investors. Market risk is associated with these financial instruments which results from movements in interest rates and is reflected by gains or losses on the sale of the mortgage loans determined by the difference between the price of the loans and the price guaranteed in the commitment.

     The Company may be exposed to a concentration of credit risk from a regional economic standpoint as loans were primarily originated in the New York Metropolitan area.

(10) Disclosures About Fair Value of Financial Instruments

     SFAS No.107, "Disclosures About Fair Value of Financial Instruments", requires the Company to disclose the fair value of its on-and off-balance sheet financial instruments. A financial instrument is defined in SFAS No.107 as cash, evidence of an ownership interest in an entity, or a contract that creates a contractual obligation or right to deliver or receive cash or another financial instrument from a second entity on potentially favorable or unfavorable terms. SFAS No.107 defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

     The following table represents the carrying amounts and fair values of the Company's financial instruments as of the dates indicated:

                                             September 30, 1997           December 31, 1996           December 31, 1995
                                         ---------------------------  --------------------------  -------------------------
                                            Carrying      Estimated     Carrying      Estimated     Carrying     Estimated
                                             amount      fair value      amount      fair value      amount      fair value
                                         -------------  ------------  ------------  ------------  ------------  -----------
Financial assets:
 Cash and cash equivalents ............   $   366,807       366,807       409,788       409,788      399,957       399,957
 Securities available-for-sale ........       131,000       131,000        75,000        75,000      354,495       354,495
 Receivable from sales of loans .......    31,103,732    31,103,732     9,837,837     9,837,837    1,356,802     1,356,802
 Mortgage loans held for sale, net         19,809,113    19,809,113     2,874,900     2,874,900    5,537,000     5,537,000
 Mortgage loans held for
   investment .........................            --            --       138,052       138,052      140,292       140,292
 Accrued interest receivable ..........       170,158       170,158        53,161        53,161       10,114        10,114
Financial liabilities:
 Notes payable-warehouse ..............    56,644,112    56,644,112    13,923,063    13,923,063    6,476,359     6,476,359
 Notes payable-shareholder ............       293,163       293,163       275,000       275,000           --            --
 Due to affiliates ....................     3,035,325     3,035,325       761,661       761,661      465,358       465,358

     The carrying amounts in the table are included in the consolidated balance sheets under the indicated captions.

     The following summarizes the major methods and assumptions used in estimating the fair values of the financial instruments:

Financial Assets

     Cash and cash equivalents -- The carrying amounts for cash and cash equivalents approximate fair value as they mature in 90 days or less and do not present unanticipated credit concerns.

                    PREMIER MORTGAGE CORP. AND SUBSIDIARIES

               December 31, 1996, 1995 and 1994 and (unaudited)
                          September 30, 1997 and 1996

(10) Disclosures About Fair Value of Financial Instruments  -- (Continued)

     Securities available-for-sale -- Fair value is estimated based on current market prices, if available, and on estimates made by management.

     Receivable for sales of loans and Mortgage loans held for sale, net -- Fair value is estimated based on current prices established in the secondary market or, for those loans committed to be sold, based upon the price established in the commitment.

     Mortgage loans held for investment -- Fair value is based on management's analysis of estimated cash flows discounted at rates commensurate with the credit risk involved.

     Accrued Interest Receivable -- The fair value of the accrued interest receivable balance is estimated to be the carrying value.

Financial Liabilities

     Notes payable-principally warehouse -- The fair value of the notes payable is based on discounting the anticipated cash flows using rates which approximate the rates offered for borrowings with similar terms.

     Notes payable-shareholder -- The fair value of the notes payable-shareholder is estimated by management to be the carrying value.

     Due to affiliates -- The fair value of the due to affiliates balance is estimated to be the carrying value.

     Limitations -- SFAS No.107 requires disclosures of the estimated fair value of financial instruments. Fair value estimates are made at a specific point in time, based on relevant market information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument nor the resultant tax ramifications or transaction costs. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

(11) Contingencies

Employment Agreements

     The Company entered into employment agreements during 1996 and 1997 with four employees which provided for additional compensation to be earned over a one or two year term. The additional compensation must be repaid by the employee in the event that the employee is terminated prior to the one or two year term.

Litigation

     In the normal course of business, there are various outstanding legal proceedings. In the opinion of management, after consultation with legal counsel, the Company will not be affected materially by the outcome of such proceedings.

(12) Supplemental Information

     The Company's operations consist of two principal activities (a) mortgage banking and (b) the funding of the purchase, rehabilitation and resale of residential real estate. The following table sets forth certain information concerning these activities (in thousands):

                    PREMIER MORTGAGE CORP. AND SUBSIDIARIES

               December 31, 1996, 1995 and 1994 and (unaudited)
                          September 30, 1997 and 1996

(12) Supplemental Information  -- (Continued)


                                                                                  Years Ended December 31,
                                                                               -------------------------------
                                                                                  1996       1995       1994
                                                                               ---------   --------   --------
Revenues:
 Residential rehabilitation properties .....................................    $ 5,073     $   --     $   --
 Mortgage banking ..........................................................      6,840      3,400      1,185
 Other .....................................................................         30         --          2
                                                                                -------     ------     ------
                                                                                $11,943     $3,400     $1,187
                                                                                =======     ======     ======
Less(1):
 Expenses allocable to residential rehabilitation properties (cost of sales,
   interest expense and compensation and benefits) .........................    $ 4,896     $   --     $   --
 Expenses allocable to mortgage banking (all other expenses) ...............      5,982      3,197      1,125
                                                                                -------     ------     ------
                                                                                $10,878     $3,197     $1,125
                                                                                =======     ======     ======
Operating Profit:
Residential rehabilitation properties ......................................    $   177     $   --     $   --
 Mortgage banking ..........................................................        858        203         60
 Other .....................................................................         30         --          2
                                                                                -------     ------     ------
                                                                                $ 1,065     $  203     $   62
                                                                                =======     ======     ======
Identifiable Assets:
 Residential rehabilitation properties .....................................    $ 3,246     $   --
 Mortgage banking ..........................................................     13,907      8,232
                                                                                -------     ------
                                                                                $17,153     $8,232
                                                                                =======     ======



                                                                                          Nine Months Ended
                                                                                            September 30,
                                                                                        ----------------------
                                                                                           1997         1996
                                                                                        ----------   ---------
Revenues:
 Residential rehabilitation properties ..............................................    $17,519      $1,016
 Mortgage banking ...................................................................     10,054       4,818
 Other ..............................................................................         --          30
                                                                                         -------      ------
                                                                                         $27,573      $5,864
                                                                                         =======      ======
Less(1):
 Expenses allocable to residential rehabilitation properties (cost of sales, interest
   expense and compensation and benefits) ...........................................    $16,930      $  965
 Expenses allocable to mortgage banking (all other expenses) ........................      8,129       4,109
                                                                                         -------      ------
                                                                                         $25,059      $5,074
                                                                                         =======      ======
Operating Profit:
 Residential rehabilitation properties ..............................................    $   589      $   51
 Mortgage banking ...................................................................      1,925         709
 Other ..............................................................................         --          30
                                                                                         -------      ------
                                                                                         $ 2,514      $  790
                                                                                         =======      ======
Identifiable Assets:
 Residential rehabilitation properties ..............................................    $12,408
 Mortgage banking ...................................................................     52,411
                                                                                         -------
                                                                                         $64,819
                                                                                         =======

------------
(1) In managing its business, the Company does not allocate corporate expenses other than interest and compensation and benefits to its various activities.

                    PREMIER MORTGAGE CORP. AND SUBSIDIARIES

               December 31, 1996, 1995 and 1994 and (unaudited)
                          September 30, 1997 and 1996

(13) Subsequent Events


     The shareholders of Premier Mortgage Corp. intend to exchange all of their outstanding shares of common stock of Premier Mortgage Corp. for 2,500,000 shares of PMCC Financial Corp., a newly formed Delaware holding company. Following the exchange of shares, PMCC Financial Corp. is contemplating an initial public offering of 1,250,000 shares of its common stock.

     Prior to the exchange, the Company will declare a distribution to the existing shareholders in an amount equal to a portion of its undistributed S corporation earnings that will result in the Company's shareholders' equity equaling $1.7 million at the date of the initial public offering. Such distributions will be payable as follows: (i) $1 million will be payable out of the proceeds of the initial public offering, and (ii) the balance will be payable in a promissory note bearing an interest rate of 10% per annum, payable in four equal quarterly installments of principal and interest. The final payment is due within one year of the date of the consummation of the Company's contemplated initial public offering.

     In April 1997, the Company adopted and its Board of Directors ratified a qualified stock option plan which allows certain personnel employed by the Company to be given an opportunity to acquire a stake in the growth of the Company via the granting of stock options. As of September 30, 1997, options to purchase 18.75 common shares were granted at an exercise price of $120,000 per share. To date, no such options were exercised. Upon the exchange of shares discussed in the second preceding paragraph, the Company intends to exchange the outstanding options for options to purchase 375,000 common shares of PMCC Financial Corp. at an exercise price of $6 per share.

     In contemplation of the initial public offering, upon the exchange of shares, the Company will terminate its S corporation status. As a result, PMCC Financial Corp. and the Company will be fully subject to federal and state income taxes (see also note 13).

(14) Unaudited Pro Forma Information

     The pro forma financial information has been presented to show what the significant effects on the historical financial position might have been had the distribution of previously undistributed S corporation earnings and the termination of the Company's S corporation status occurred as of September 30, 1997, in contemplation of the exchange of shares described in note 12, and to show what the significant effects on the historical results of operations might have been had the Company not been treated as an S corporation for income tax purposes for the year ended December 31, 1996 and for the nine months ended September 30, 1997. In addition, the historical results of operations for the year ended December 31, 1996 and the nine months ended September 30, 1997 have been adjusted to reflect a pro forma increase in officer compensation expense pursuant to certain proposed employment agreements.

     Pro forma net income and pro forma balance sheet - pro forma net income represents the results of operations adjusted to reflect the Company's income tax status as a C corporation, using a pro forma income tax rate of 42.1%, for the year ended December 31, 1996, and 41.25% for the nine months ended September 30, 1997. The pro forma balance represents the balance sheet as of September 30, 1997 adjusted to give effect to (i) the establishment of a $1,393,118 distribution payable for previously undistributed S corporation earnings which are intended to be distributed, and (ii) the establishment of $965,000 of deferred tax liabilities that would have been recorded had the Company's S corporation status been terminated as of September 30, 1997. The amounts of the distribution payable and deferred tax liability to be recorded will be dependent upon the amount of undistributed S corporation earnings and upon the temporary differences between tax and book accounting existing, respectively, at the date of termination of the Company's S corporation status. The principal components of the Company's net deferred tax liabilities relate to the recognition of income on the cash basis for tax purposes.

     Pro forma net income per share has been computed by dividing pro forma net income by the 2,500,000 shares of common stock of PMCC Financial Corp. to be received in exchange for the Company's shares adjusted for the estimated number of shares to be sold by PMCC Financial Corp. to fund the initial $1 million distribution of previously undistributed S corporation earnings and, after April 1997, for common stock equivalents.

     The pro forma balance sheet at September 30, 1997 does not reflect the sale of shares in the initial public offering.

==============================================================================

       No person is authorized in connection with any offering made hereby to give any information or to make any representation not contained in this Prospectus, and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or any Underwriter. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the shares of Common Stock offered hereby, nor does it constitute an offer to sell or a solicitation of any offer to buy any of the securities offered hereby to any person in any jurisdiction in which it is unlawful to make such an offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstance create any implication that the information contained herein is correct as of any date subsequent to the date hereof or that there has been no change in the affairs of the Company since such date.

                     -----------------------------------

                               TABLE OF CONTENTS



                                                                    Page
                                                                 ---------
Prospectus Summary ...........................................        3
Risk Factors .................................................        7
Reorganization and Termination of
   S Corporation Status ......................................       17
Use of Proceeds ..............................................       18
Dividend Policy ..............................................       18
Dilution .....................................................       19
Capitalization ...............................................       20
Selected Consolidated Financial Data .........................       21
Management's Discussion and Analysis
   of Financial Condition and Results of
   Operations ................................................       22
Business .....................................................       30
Management ...................................................       42
Certain Transactions .........................................       47
Principal Stockholders .......................................       49
Description of Securities ....................................       50
Shares Eligible for Future Sale ..............................       52
Underwriting .................................................       53
Legal Matters ................................................       55
Experts ......................................................       55
Available Information ........................................       55
Index to Financial Statements ................................      F-1

       Until March 15, 1998 (25 days after the date of this Prospectus), all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a Prospectus. This is in addition to the obligations of dealers to deliver a Prospectus when acting as Underwriters with respect to their unsold allotments or subscriptions.

==============================================================================

==============================================================================

                               [GRAPHIC OMITTED]

                               1,250,000 Shares
                                of Common Stock





                   ----------------------------------------
                                  Prospectus
                   ----------------------------------------



                              COLEMAN AND COMPANY
                                SECURITIES, INC.

                           ISG CAPITAL MARKETS, LLC








                               February 17, 1998



==============================================================================